     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 20, 1998



                                            REGISTRATION STATEMENT NO. 333-47649

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               BE AEROSPACE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3728                            06-1209796
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            ------------------------

                           1400 CORPORATE CENTER WAY
                           WELLINGTON, FLORIDA 33414
                                 (561) 791-5000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 AMIN J. KHOURY
                             CHAIRMAN OF THE BOARD
                               BE AEROSPACE, INC.
                               1400 CORPORATE WAY
                            WELLINGTON FLORIDA 33414
                                 (561) 791-5000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                            ------------------------

                                WITH COPIES TO:

                              ROHAN S. WEERASINGHE
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                               OFFER TO EXCHANGE

                           ALL OUTSTANDING 8% SENIOR
                          SUBORDINATED NOTES DUE 2008
                       ($250,000,000 AGGREGATE PRINCIPAL
                              AMOUNT OUTSTANDING)
                                      FOR
LOGO                    8% SERIES B SENIOR SUBORDINATED
                               NOTES DUE 2008 OF

                               BE AEROSPACE, INC.

                               THE EXCHANGE OFFER
                  WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME

                        ON MAY 20, 1998, UNLESS EXTENDED


     BE Aerospace, Inc., a Delaware corporation ("B/E" or the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its 8% Series B Senior Subordinated Notes due March 1, 2008, (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for each $1,000 principal amount of the outstanding 8% Senior Subordinated Notes due March 1, 2008 (the "Old Notes") of the Company of which $250,000,000 aggregate principal amount is outstanding. The New Notes and the Old Notes are collectively referred to herein as the "Notes."


     The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange Offer expires, which will be May 20, 1998, unless the Exchange Offer is extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for payment. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement (as defined herein). See "The Exchange Offer." Old Notes may be tendered only in denominations of $1,000 and integral multiples thereof. The Company has agreed to pay the expenses of the Exchange Offer.


     The New Notes will be obligations of the Company entitled to the benefits of the Indenture (as defined herein) relating to the Old Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act. Following the completion of the Exchange Offer, none of the Notes will be entitled to the benefits of the Registration Rights Agreement (as defined herein) relating to contingent increases in the interest rates provided for pursuant thereto. See "The Exchange Offer."


SEE "RISK FACTORS" BEGINNING ON PAGE 19 FOR A DISCUSSION OF CERTAIN MATTERS THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


                 THE DATE OF THIS PROSPECTUS IS APRIL 20, 1998.

     The New Notes will bear interest from February 13, 1998. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from February 13, 1998 to the date of the issuance of the New Notes. Interest on the New Notes is payable semiannually on March 1 and September 1 of each year, commencing September 1, 1998, accruing from February 13, 1998 at a rate of 8% per annum.


     The New Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 2003 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to March 1, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes originally issued with the net proceeds of one or more Equity Offerings (as defined herein), at 108% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding after such redemption. Upon a Change of Control (as defined herein), each holder of the New Notes may require the Company to repurchase all or a portion of such holder's Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of such purchase.



     The Company used approximately $111.9 million of the net proceeds from the offering of the Old Notes (the "Offering") to acquire approximately $101.8 million aggregate principal amount (plus accrued and unpaid interest) of the Company's outstanding 9 3/4% Senior Notes due 2003 (the "9 3/4% Notes") tendered pursuant to the Company's tender offer for all outstanding 9 3/4% Notes, which commenced on January 28, 1998 and expired at 12:00 midnight, New York City time, on February 25, 1998 (the "Tender Offer"), and to pay a consent fee in connection with the Tender Offer to holders of the 9 3/4% Notes who consented to the adoption of certain amendments to the indenture pursuant to which the 9 3/4% Notes were issued. The Company used an additional $24.4 million of the net proceeds of the Offering to redeem the remaining $23.2 million aggregate principal amount (plus accrued and unpaid interest) of outstanding 9 3/4% Notes that were not tendered in the Tender Offer on March 16, 1998 at a redemption price equal to 104.875% of the principal amount of such 9 3/4% Notes (the "Redemption"). The balance of the net proceeds from the Offering will be used for general corporate purposes including potential strategic acquisitions. On April 14, 1998, the Company completed the acquisition of Puritan-Bennett Aero Systems Co. for $69.7 million and, on April 16, 1998, the Company entered into a definitive agreement to acquire Aircraft Modular Products for a purchase price of $117.3 million. See "Recent Developments." The Company incurred a $9.0 million extraordinary charge for unamortized debt issuance costs, tender and redemption premiums and fees and expenses in connection with the Tender Offer and the Redemption.



     The New Notes will be unsecured senior subordinated obligations of B/E and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of B/E, including indebtedness under its Bank Credit Facility (as defined herein). The New Notes will rank pari passu with the Company's 9 7/8% Notes (as defined herein). In addition, the New Notes will be effectively subordinated to the obligations of B/E's subsidiaries. As of November 29, 1997, after giving pro forma effect to the Offering and the application of the net proceeds therefrom, the aggregate outstanding amount of Senior Indebtedness of B/E would have been approximately $7.2 million, the aggregate outstanding amount of the 9 7/8% Notes would have been $100 million and the aggregate outstanding amount of indebtedness of B/E's subsidiaries would have been approximately $7.2 million.


     The ability of the Company to incur additional Indebtedness in the future is limited by the provisions of the Indenture relating to the Notes. See "Description of New Notes -- Certain Covenants -- Limitation on Indebtedness."


     Old Notes initially purchased by qualified institutional buyers, as defined pursuant to Rule 144A under the Securities Act ("Qualified Institutional Buyers"), were initially represented by four global Notes in registered form, registered in the name of a nominee of The Depository Trust Company ("DTC"), as depository. The New Notes exchanged for Old Notes represented by the global Notes will be represented by up to four global New Notes in registered form, registered in the name of the nominee of DTC, unless the beneficial holders thereof request otherwise. The global New Notes will be exchangeable for New Notes in registered form, in denomination of $1,000 and integral multiples thereof. See "Description of the New Notes -- Book-Entry Delivery and Form."

     Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. In the event that the Company's belief is inaccurate, holders of New Notes who transfer New Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability under the Securities Act. The Company does not assume or indemnify holders against such liability, although the Company does not believe any such liability should exist.

     Each broker-dealer that receives New Notes in exchange for Old Notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of New Notes received in exchange for Old Notes. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus and any amendment or supplement to this Prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     The Company believes that no registered holder of the Old Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company.

     The Company will not receive any proceeds from the Exchange Offer, and no underwriter is being utilized in connection with the Exchange Offer.

     Upon completion of the Exchange Offer, Old Notes which have not been exchanged for New Notes will remain outstanding. See "Risk Factors -- Consequences of Failure to Exchange."

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

     Prior to the Exchange Offer, there has been no public market for the Old Notes or New Notes. If a market for the New Notes should develop, the New Notes could trade at a discount from their principal amount. The Company does not intend to list the New Notes on a national securities exchange or to apply for quotation of the New Notes through the National Association of Securities Dealers Automated Quotation System. There can be no assurance that an active public market for the New Notes will develop.

     The Company has been advised by Merrill Lynch, Pierce, Fenner & Smith Incorporated, BT Alex. Brown Incorporated, Chase Securities Inc., Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated, the initial purchasers (the "Initial Purchasers") of the Old Notes, that, following completion of the Exchange Offer, they intend to make a market in the New Notes; however, such entities are under no obligation to do so and any market activities with respect to the New Notes may be discontinued at any time.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such information may also be accessed electronically by means of the Commission's web page on the Internet at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

     The Indenture (as defined herein) provides that the Company will furnish copies of the periodic reports required to be filed with the Commission under the Exchange Act to the holders of the Notes. If the Company is not subject to the periodic reporting and informational requirements of the Exchange Act, it will, to the extent such filings are accepted by the Commission, and whether or not the Company has a class of securities registered under the Exchange Act, file with the Commission, and provide the Trustee and the holders of the Notes within 15 days after such filings with, annual reports containing the information required to be contained in Form 10-K promulgated under the Exchange Act, quarterly reports containing the information required to be contained in Form 10-Q promulgated under the Exchange Act and from time to time such other information as is required to be contained in Form 8-K promulgated under the Exchange Act. If filing such reports with the Commission is not accepted by the Commission or prohibited by the Exchange Act, the Company will also provide copies of such reports, at its cost, to prospective purchasers of the Notes promptly upon written request.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission:

          (a) the Company's Annual Report on Form 10-K for the fiscal year ended February 22, 1997 filed May 9, 1997 (the "Form 10-K");

          (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 29, 1997 filed December 23, 1997 (the "November 10-Q");

          (c) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 30, 1997 filed October 7, 1997 (the "August 10-Q");

          (d) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 1997 filed June 30, 1997 (the "May 10-Q"); and

          (e) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act") subsequent to the date of the Registration

     Statement of which this Prospectus is part and prior to the effectiveness thereof or subsequent to the date of this Prospectus and prior to the termination of the offering made hereby.

     Any statement contained herein or in any documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM THOMAS P. MCCAFFREY, CHIEF FINANCIAL OFFICER OF THE COMPANY AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES LOCATED AT 1400 CORPORATE CENTER WAY, WELLINGTON, FLORIDA 33414, TELEPHONE NUMBER (561) 791-5000.

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the related notes, appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the "Company" or "B/E" refers to BE Aerospace, Inc., a Delaware corporation. References herein to a fiscal year end relate to a year ending on the last Saturday in February (for example, fiscal 1997 refers to the Company's fiscal year ended February 22,
1997). Market share information presented herein does not include markets in the former Soviet Union and will vary, sometimes significantly, from year to year. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     B/E is the world's largest manufacturer of commercial aircraft cabin interior products, serving virtually all major airlines with a broad line of products, including aircraft seats, food and beverage preparation and storage equipment, galley structures and in-flight entertainment systems. In addition, B/E provides upgrade, maintenance and repair services for the products which it manufactures as well as for those supplied by other manufacturers.

     Management believes that the Company has achieved leading global market positions in each of its major product categories. B/E is the largest manufacturer of airline seats in the world, offering an extensive line of first class, business class, tourist class and commuter seats. The Company is also the world's largest manufacturer of galley equipment for both narrow- and wide-body aircraft, including a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, refrigeration equipment and galley structures. In addition, the Company is the leading manufacturer of passenger entertainment and service systems, including passenger control systems and individual passenger in-flight entertainment systems. The Company believes that in-flight entertainment systems, including the emerging live broadcast television market for domestic narrow-body aircraft, will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry.


     As of November 29, 1997, B/E's backlog was approximately $560 million and, during the nine months ended November 29, 1997, the Company had revenues of $362.7 million and EBITDA of $64.1 million, an increase of 17.7% and 38.2%, respectively, over the nine months ended November 30, 1996. The Company's common stock is listed on the Nasdaq National Market, and based on the closing price of $34.375 per share on April 17, 1998, the Company had a total equity market capitalization of approximately $795 million.


COMPETITIVE STRENGTHS

     The Company believes that it has a strong competitive position attributable to a number of factors, including the following:

     - Leading Market Share and Significant Installed Base. Management believes that the Company has achieved leading global market positions in each of its major product categories, with worldwide market shares, based upon industry sources, of approximately 50% in aircraft seats, 90% in coffee makers, 90% in refrigeration equipment and 50% in ovens, based on dollar sales for the nine months ended November 29, 1997, and 37% in individual passenger in-flight entertainment systems, determined on the basis of installed base as of November 29, 1997. The Company believes these market shares provide it with significant competitive advantages in serving its customers, including economies of scale and the ability to commit greater product development, global product support and marketing resources. Furthermore, because of economies of scale, in part attributable to its large market shares and its approximate $3.3 billion installed base of cabin interior equipment (valued at replacement prices as of November 29, 1997), the Company believes it is among the lowest cost producers in the cabin interior products industry. The Company also believes that its large installed base provides B/E with a significant advantage over competitors in obtaining orders for retrofit and refurbishment programs, principally because airlines tend to purchase equipment from the original supplier. In addition, because of the need for compatible spare parts at airline maintenance depots and the desire of airlines to maximize fleet commonality, a single vendor is typically used for all aircraft of the same type operated by a particular airline.

     - Broadest Product Line in the Industry. Management believes the Company offers the broadest and the most technologically advanced line of products for the cabin interiors of commercial aircraft. With an established reputation for quality, service and product innovation, the Company enjoys broad recognition among the world's commercial airlines. The Company maintains a constant dialogue with a wide array of existing and potential customers, enabling it to become aware of emerging industry trends and needs and thereby play a leading role in product development. The Company has continued to expand its product line, believing that the airline industry increasingly will seek an integrated approach to the development, testing and sourcing of the aircraft's cabin interior.

     - Technological Leadership/New Product Development. Management believes that the Company is a technological leader in its industry, with the largest R&D organization in the industry comprised of approximately 500 engineers. The Company believes that its R&D effort and its on-site engineers at both the airlines and airframe manufacturers enable B/E to consistently introduce innovative products and thereby gain early entrant advantages and substantial market shares. Examples of such product development include: the introduction of several premium and main cabin class seats, which the Company believes provide greater comfort and are lighter in weight as a result of their ergonomic design and pre-engineered individual passenger comfort features; the Company's family of in-flight entertainment systems, which it believes to be superior to existing operational systems in terms of performance, reliability, weight, heat generation and flexibility to adapt to changing technology; a cappuccino/espresso maker; a quick chill wine cooling system; and a constant-pressure, steam cooking oven, which the Company believes substantially improves the appearance, aroma and taste of airline food.

     - Proven Track Record of Integration. The Company has demonstrated the ability to make strategic acquisitions and successfully integrate such acquired businesses by identifying opportunities to consolidate engineering, manufacturing and marketing activities, as well as rationalizing product lines. The Company has purchased nine businesses over the last nine years, for an aggregate purchase price of approximately $290 million. Since 1989, the Company has integrated each of its acquisitions by reducing the number of operating facilities acquired from 20 to 9 and consolidating personnel at the acquired businesses, resulting in headcount reductions of approximately 1,300 employees.

GROWTH OPPORTUNITIES

     B/E believes that it is benefiting from three major growth trends occurring in the commercial aircraft cabin interior products industry:

     - Increase in Refurbishment and Upgrade Orders. B/E's substantial installed base provides significant ongoing revenues from replacements, upgrades, repairs and spare parts. Approximately 60% of B/E's revenues for the nine months ended November 29, 1997 were derived from refurbishment and upgrade orders. In the late 1980s and early 1990s, the airline industry suffered a significant downturn, which resulted in a deferral of cabin interior maintenance expenditures. Since early 1994, the airlines have experienced a turnaround in operating results, leading the domestic airline industry to record operating earnings during calendar years 1995 through 1997. Deterioration of cabin interior product functionality and aesthetics occurred within the commercial airline fleets during the industry downturn because of maintenance deferrals. Since the turnaround began, the airlines have experienced greater utilization resulting from higher load factors, which has encouraged airlines to increase spending on refurbishments and upgrades. The Company believes that it is well positioned to benefit over the next several years as a result of the airlines' dramatically improved financial condition and liquidity and the need to refurbish and upgrade cabin interiors. A significant portion of the Company's recent growth in backlog, revenues and operating earnings has been from refurbishment and upgrade programs, and the Company is currently experiencing a high level of new order quote activity related to such programs.

     - Expansion of Worldwide Fleet and Shift Toward Wide-Body Aircraft. Airlines have recently been purchasing a significant number of new aircraft in part due to current high load factors and the projected growth in worldwide air travel. According to the Current Market Outlook published by the Boeing Commercial Airplane Group in 1997 (the "Boeing Report"), worldwide air travel is projected to increase by 75% by calendar 2006 and the worldwide fleet of commercial passenger aircraft is projected to expand from approximately 10,300 at the end of 1996 to approximately 15,300 by the end of 2006 and to more than 21,200 by 2016. Related growth in aircraft interior product shipments associated with new aircraft deliveries began during calendar 1996. In 1997, Boeing shipped 375 aircraft versus 218 in 1996. In addition Boeing has stated plans to ship 550 aircraft in each of calendar years 1998 and 1999. The Company generally receives orders related to new aircraft deliveries approximately six months before the delivery date. Furthermore, according to the July 1997 Airline Monitor, the percentage of new Boeing aircraft deliveries projected to be wide-body aircraft for 1997 through 2001 is 39% as compared to 33% for the five year period ended December 31, 1996. This shift toward wide-body aircraft is significant to the Company since these aircraft require as much as seven times the dollar value of cabin interior products as narrow-body aircraft, including substantially more seats, galley equipment and in-flight entertainment products.

     - Emergence of Individual Passenger In-flight Entertainment Systems as a Major New Product Category. Airlines increasingly are demanding individual passenger in-flight entertainment systems as a method to attract and retain customers, as the availability of such service affects passengers' decisions on airline selection. These systems also provide the airlines with the opportunity to generate increased revenues, without raising ticket prices, by charging passengers for the services used. In June 1997, the Company announced a joint venture with Harris Corporation to develop and deliver live broadcast television (LiveTV(TM)) to domestic narrow-body commercial aircraft. The Company expects that in-flight entertainment systems, including the new technology designed to deliver live broadcast television on domestic narrow-body aircraft, will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry.

     - The Company has developed a number of individual in-flight entertainment systems that are designed to meet the varying technological and price specifications of the airlines. The Company's two current systems are (i) the B/E 2000, with an installed base of approximately 28,000 units, which is a system that provides non-interactive video programming and (ii) the B/E 2000M, with an installed base of approximately 6,000 units, which offers similar functionality to the B/E 2000 but can be upgraded to the Company's Multimedia Digital Distribution System ("MDDS") product. The MDDS product, which is in its final development stage, is a fully interactive entertainment system with the capacity to provide movies on demand, telecommunications, gaming and other services. The Company has completed the initial development and testing of the MDDS product and anticipates delivery of the first MDDS product to its launch customer, Japan Airlines ("JAL"), in 1998. The Company also anticipates completing the engineering necessary to enable installation of the MDDS as a line fit (standard) option on Boeing aircraft in 1998. As of November 29, 1997 B/E had an in-flight entertainment systems backlog of approximately $139 million.

BUSINESS STRATEGY

     The Company's business strategy is to maintain its leadership position and best serve its airline customers by (i) offering the broadest and most integrated product line in the industry for both new product sales and follow-on products and services; (ii) pursuing a worldwide marketing approach focused by airline and encompassing the Company's entire product line; (iii) remaining the technological leader, as well as significantly growing its installed base of products, in the developing in-flight individual passenger entertainment market;
(iv) enhancing its position in the growing upgrade, maintenance, inspection and repair services market; and (v) pursuing selective strategic acquisitions in the commercial aircraft cabin interior products industry.

                              RECENT DEVELOPMENTS



     On April 14, 1998 the Company acquired Puritan-Bennett Aero Systems Co. ("PBASCO"), a wholly owned subsidiary of Nellcor Puritan Bennett Inc. for $69.7 million. PBASCO is a leading manufacturer of commercial aircraft oxygen delivery systems and passenger service unit components and systems (PSU) and is a major supplier of air valves, overhead lights and switches for both commercial and general aviation aircraft.



     On April 16, 1998 the Company entered into a definitive agreement to acquire Aircraft Modular Products ("AMP") for a purchase price of $117.3 million. AMP is a leading manufacturer of cabin interior products for the business jet market and also participates in the customization of both general aviation and commercial type VIP aircraft.



     On April 14, 1998, the Company announced that it had further amended its Bank Credit Facility by increasing the aggregate principal amount that may be borrowed to $200 million.



     On April 15, 1998, the Company announced its financial results for the fourth quarter and fiscal year ended February 28, 1998. See "Recent Developments."

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER


     The Exchange Offer relates to the exchange of up to $250 million aggregate principal amount of Old Notes for an equal aggregate principal amount of New Notes. The New Notes will be obligations of the Company entitled to the benefits of the Indenture (as defined herein) relating to the Old Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act, and therefore are not entitled to the benefits of the registration rights (the "Registration Rights") granted under the registration rights agreement dated February 13, 1998 among the Company and the Initial Purchasers (the "Registration Rights Agreement") relating to the contingent increases in the interest rates provided for pursuant thereto.


The Exchange Offer.........  $1,000 principal amount of New Notes will be issued in exchange for each $1,000 principal amount of Old Notes validly tendered pursuant to the Exchange Offer. As of the date hereof, $250 million in aggregate principal amount of Old Notes are outstanding. The Company will issue the New Notes to tendering holders of Old Notes on or promptly after the Expiration Date.

Resale of the New Notes....  Based on an interpretation by the staff of the
                             Commission set forth in no-action letters issued to third parties, including "Exxon Capital Holdings Corporation" (available May 13, 1988), "Morgan Stanley & Co. Incorporated" (available June 5,
                             1991), "Mary Kay Cosmetics, Inc." (available June 5, 1991) and "Warnaco, Inc." (available October 11,
                             1991), the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Company for resale pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of the Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. In the event that the Company's belief is inaccurate, holders of New Notes who transfer New Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability under the Securities Act. The Company does not assume or indemnify holders against such liability, although the Company does not believe that any such liability should exist.

                             Each broker-dealer that receives New Notes in exchange for Old Notes held for its own account, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of New Notes received in exchange for Old Notes. The Company has agreed that, for a period of 180 days after the date of this Prospectus, it will make this Prospectus and any amendment or supplement to this Prospectus available to any such broker-dealer for use in connection with any such resales. See "Plan of Distribution." The Company believes that no registered holder of the Old Notes is an affiliate (as such term is defined in Rule 405 of the Securities Act) of the Company.

                             The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.


Expiration of Exchange
Offer......................  5:00 p.m., New York City time, on May 20, 1998, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer -- Expiration Date; Extension; Amendments."


Accrued Interest on the New
  Notes and the Old
  Notes....................  The New Notes will bear interest from February 13,
                             1998. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such Old Notes accrued from February 13, 1998 to the date of the issuance of the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on September 1, 1998 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer. See "The Exchange Offer -- Interest on the New Notes."

Termination of the Exchange
  Offer....................  The Company may terminate the Exchange Offer if it determines that its ability to proceed with the Exchange Offer could be materially impaired due to any legal or governmental action, new law, statute, rule or regulation or any interpretation of the staff of the Commission of any existing law, statute, rule or regulation. The Company does not expect any of the foregoing conditions to occur, although there can be no assurance that such conditions will not occur. Holders of Old Notes will have certain rights against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer. See "The Exchange Offer -- Termination."

Procedures for Tendering
Old Notes..................  Each holder of Old Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes to be exchanged and any other required documentation to United States Trust Company of New York, as Exchange Agent, at the address set forth herein and therein or effect a tender of Old Notes pursuant to the procedures for book-entry transfer as provided for herein. See "The Exchange Offer -- Procedures for Tendering."

                             By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder,
                             (ii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and (iii) neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company.

Special Procedures for
Beneficial Holders.........  Any beneficial holder whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. See "The Exchange Offer -- Procedures for Tendering."

Guaranteed Deliver
Procedures.................  Holders of Old Notes who wish to tender their Old
                             Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes (or who cannot complete the procedure for book-entry transfer on a timely basis) and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date may tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights..........  Tenders of Old Notes may be withdraw at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange. See "The Exchange Offer -- Withdrawal of Tenders."

Acceptance of Old Notes and
  Delivery of New Notes....  Subject to certain conditions (as summarized above in "Termination of the Exchange Offer" and described more fully under the "The Exchange
                             Offer -- Termination"), the Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer -- General."

Certain Tax
Consideration..............  The exchange pursuant to the Exchange Offer will generally not be a taxable event for federal income tax purposes. See "The Exchange Offer -- Certain Income Tax Consequences."

Exchange Agent.............  United States Trust Company of New York, the
                             Trustee under the Indenture, is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. The address of the Exchange Agent is: United States Trust Company of New York, 114 West 47th Street, New York, NY 10036, Attention:
                             Margaret Ciesmelewski. For information with respect to the Exchange Offer, the telephone number for the Exchange Agent is (800) 548-6565 and the facsimile number for the Exchange Agent is (212) 420-6152.

Use of Proceeds............  There will be no cash proceeds payable to the
                             Company from the issuance of the New Notes pursuant to the Exchange Offer. The proceeds to the Company from the sale of the Old Notes were approximately $241.8 million, net of the Initial Purchasers' discount and certain fees and expenses relating to the offering of the Old Notes. The Company used approximately $111.9 million of such net proceeds to acquire the Company's outstanding 9 3/4% Senior Notes (including accrued and unpaid interest) tendered pursuant to the Tender Offer and to pay a consent fee in connection with the Tender Offer to holders of 9 3/4% Notes who consented to certain amendments to the indenture pursuant to which the 9 3/4% Notes were issued. The Company used an additional $24.4 million of such net proceeds to redeem the remaining $23.2 million aggregate principal amount (plus accrued and unpaid interest) of outstanding
                             9 3/4% Notes that were not tendered in the Tender Offer on March 16, 1998 in the Redemption. The balance of the net proceeds from the Offering will be used for general corporate purposes including potential strategic acquisitions. On April 14, 1998 the Company completed the acquisition of PBASCO for $69.7 million and, on April 16, 1998, the Company entered into a definitive agreement to acquire AMP for a purchase price of $117.3 million. See "Use of Proceeds" and "Recent Developments."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

Notes Offered..............  $250 million principal amount of 8% Senior
                             Subordinated Notes due 2008.

Maturity Date..............  March 1, 2008.

Interest Payment Dates.....  March 1 and September 1 of each year, commencing
                             September 1, 1998.

Optional Redemption........  The Notes are redeemable at the option of the
                             Company, in whole or in part, on or after March 1, 2003 at the redemption prices set forth herein, together with accrued and unpaid interest to the date of redemption. In addition, at any time on or prior to March 1, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes originally issued with the net proceeds of one or more Equity Offerings at 108% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding after such redemption. See "Description of the New Notes -- Optional Redemption."

Mandatory Redemption.......  None.

Change of Control..........  Upon the occurrence of a Change of Control, each holder of the Notes shall have the option to require the Company to repurchase such holder Notes at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, pursuant to a Change of Control offer to be made by the Company. See "Description of the New Notes -- Certain Definitions" for the definition of a Change of Control.

Ranking....................  The Notes will be unsecured senior subordinated obligations of the Company and will be subordinated to all existing and future Senior Indebtedness of the Company, including indebtedness under the Bank Credit Facility. The Notes will rank pari passu with the Company's 9 7/8% Senior Subordinated Notes due 2006 (the "9 7/8% Notes"). As of November 29, 1997, after giving pro forma effect to the Offering and the application of the net proceeds therefrom, the aggregate outstanding principal amount of Senior Indebtedness of the Company would have been approximately $7.2 million. As of November 29, 1997, after giving pro forma effect to the Offering and the application of the net proceeds therefrom, the aggregate outstanding amount of the 9 7/8% Notes would have been $100 million. In addition, the Notes will be effectively subordinated to the obligations of the Company's subsidiaries. As of November 29, 1997, after giving pro forma effect to the Offering and the application of the net proceeds therefrom, the Company's subsidiaries would have had approximately $7.2 million of indebtedness outstanding. Subject to certain limitations, the Company and its Restricted Subsidiaries may incur additional indebtedness in the future. See "Risk Factors -- Adverse Consequences of Financial Leverage," "Description of the New Notes -- Subordination -- Limitation on Indebtedness, and -- Limitation on Other Senior Subordinated Indebtedness."

Certain Covenants..........  The Indenture contains certain covenants, including without limitation, covenants with respect to the following matters: (i) limitation on indebtedness;
                             (ii) limitation on other senior subordinated indebtedness; (iii) limitation on restricted payments; (iv) limitation on issuances and sales of restricted subsidiary stock; (v) limitation on transactions with affiliates; (vi) limitation on liens securing pari passu or subordinated indebtedness; (vii) limitation on disposition of proceeds of asset sales; (viii) limitation on guarantees of indebtedness by restricted subsidiaries; (ix) limitation on dividends and other payment restrictions affecting restricted subsidiaries; and (x) restrictions on mergers and certain transfers of assets. See "Description of the New Notes -- Certain Covenants."

Registration Rights........  In connection with the sale of the Old Notes, the
                             Company agreed in the Registration Rights Agreement to use its best efforts to (i) file within 30 days, and cause to become effective within 90 days, of the date of the original issues of the Old Notes, a registration statement (the "Registration Statement") of which this Prospectus is a part with respect to a registered offer to exchange the Old Notes for the New Notes with terms identical in all material respects to the Old Notes and (ii) cause the Exchange Offer to be consummated within 120 days of the original issue of the Old Notes.

                             In the event that any changes in law or the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 120 days following the date of the original issue of the Old Notes, or if any holder of the Old Notes (other than the Initial Purchasers) is not eligible to participate in the Exchange Offer, or upon the request of any Initial Purchaser under certain circumstances, the Company will use its best efforts to cause to become effective by the 120th day after the original issue of the Old Notes a shelf registration statement pursuant to the Securities Act with respect to the resale of the Old Notes (the "Shelf Registration Statement") and to keep the Shelf Registration Statement effective until three years after the effective date thereof (or until one year after such effective date if such Shelf Registration Statement is filed at the request of the Initial Purchasers under certain circumstances).

                             In the event that either (i) the Registration Statement is not filed with the Commission on or prior to the 30th calendar day following the date of original issue of the Old Notes, (ii) the Registration Statement is not declared effective on or prior to the 90th calendar day following the date of original issue of the Old Notes or (iii) the Exchange Offer is not consummated or a Shelf Registration Statement with respect to the Old Notes is not declared effective on or prior to the 120th calendar day following the date of original issue of the Old Notes, the interest rate borne by the Old Notes shall be increased by one-half of one percent per annum following such 30-day period in the case of clause (i) above, following such 90-day period in the case of clause (ii) above, or following such 120-day period in the case of clause
                             (iii) above. The aggregate amount of such increase from the original interest rate pursuant to these provisions will in no event exceed one-half of one percent per annum. Upon (x) the filing of the registration statement for the Exchange Offer after the 30-day period described in clause (i) above,
                             (y) the effectiveness of the Registration Statement after the 90-day period described in clause (ii) above, or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement as the case may be, after the 120-day period described in clause (iii) above, the interest rate borne by the Old Notes from the date of such filing, effectiveness or the day before the date of consummation, as the case may be, will be reduced to the original interest rate if the Company is otherwise in compliance with such requirements. See "Exchange Offer."


Common Stock Listing.......  The Company's common stock is listed on the Nasdaq
                             National Market (Symbol: BEAV) and, based on the closing price of 34.375 per share on April 17, 1998, the Company had a total equity market capitalization of approximately $795 million.


Risk Factors...............  See "Risk Factors" for a discussion of certain factors which should be considered by prospective investors in evaluating an investment in the New Notes.

                             SUMMARY FINANCIAL DATA

     The financial data as of and for the fiscal years ended February 22, 1997, February 24, 1996, and February 25, 1995, except backlog and pro forma information, have been derived from financial statements which have been audited by B/E's independent auditors. The financial data as of and for the nine months ended November 29, 1997 and November 30, 1996 have been derived from financial statements which are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the nine months ended November 29, 1997 and November 30, 1996 are not necessarily indicative of results that may be expected for a full year. The following financial information is qualified by reference to, and should be read in conjunction with, B/E's financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                   FISCAL YEARS ENDED                            NINE MONTHS ENDED
                                  -----------------------------------------------------    ------------------------------
                                  FEB. 25, 1995    FEB. 24, 1996(A)    FEB. 22, 1997(A)    NOV. 30, 1996    NOV. 29, 1997
                                  -------------    ----------------    ----------------    -------------    -------------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS:
Net sales.......................    $229,347          $ 232,582            $412,379          $308,151         $362,687
Cost of sales...................     154,863            160,031             270,557           204,655          230,825
                                    --------          ---------            --------          --------         --------
Gross profit....................      74,484             72,551             141,822           103,496          131,862
Operating expenses:
  Selling, general and
    administrative..............      31,787             42,000              51,734            37,619           43,017
  Research, development and
    engineering.................      12,860             58,327(b)           37,083            27,759           34,988
  Amortization expenses.........       9,954              9,499              10,607             8,021            8,195
  Other expenses................      23,736(c)           4,170(c)               --                --               --
                                    --------          ---------            --------          --------         --------
Operating earnings (loss).......      (3,853)           (41,445)             42,398            30,097           45,662
Interest expense, net...........      15,019             18,636              27,167            21,845           16,899
                                    --------          ---------            --------          --------         --------
Earnings (loss) before income
  taxes (benefit) and cumulative
  effect of accounting change...     (18,872)           (60,081)             15,231             8,252           28,763
Income taxes (benefit)..........      (6,806)                --               1,522               825            4,311
                                    --------          ---------            --------          --------         --------
Earnings (loss) before
  cumulative effect of
  accounting change.............     (12,066)           (60,081)             13,709             7,427           24,452
Cumulative effect of accounting
  change........................          --            (23,332)(b)              --                --               --
                                    --------          ---------            --------          --------         --------
Net earnings (loss).............    $(12,066)         $ (83,413)           $ 13,709          $  7,427         $ 24,452
                                    ========          =========            ========          ========         ========
OTHER DATA:
Gross margin....................        32.5%              31.2%               34.4%             33.6%            36.4%
EBITDA(d).......................    $ 36,029          $ (18,840)           $ 66,545          $ 46,422         $ 64,144
Depreciation and amortization...      16,146             18,435              24,147            16,325           18,482
Capital expenditures............      12,172             13,656              14,471             8,675           21,099
Ratio of earnings to
  fixed charges(e)..............          NM(f)              NM(f)              1.6x              1.4x             2.7x
Ratio of EBITDA to interest
  expense, net..................         2.4x                NM                 2.4x              2.1x             3.8x
Ratio of EBITDA to pro forma
  interest expense(g)...........          --                 --                  --                --              2.8x
Backlog, at period end..........    $221,000(h)       $ 340,000(h)         $415,000(h)       $420,000(h)      $560,000


                                                                  NOVEMBER 29, 1997
                                                              --------------------------
              CONSOLIDATED BALANCE SHEET DATA                  ACTUAL     As Adjusted(i)
                      (END OF PERIOD):                        --------    --------------
Working capital.............................................  $153,282       $263,532
Total assets................................................   546,711        662,976
Long-term debt..............................................   225,339        349,789
Stockholders' equity........................................   200,200        191,244



                                                                      (footnotes
on following page)

(footnotes to table)

(a) On January 24, 1996, the Company acquired all of the stock of Burns Aerospace Corporation ("Burns"), an industry leader in commercial aircraft seating. The acquisition of Burns was accounted for as a purchase, and the results of Burns are included in B/E's historical financial data from the date of acquisition.

(b) In fiscal 1996, the Company changed its method of accounting relating to the capitalization of pre-contract engineering costs that were previously included as a component of inventories and amortized to earnings as the product was shipped. Effective February 26, 1995, such costs have been charged to research and development and expensed as incurred and, as a result, periods prior to fiscal 1996 are not comparable. In connection with such change in accounting, the Company recorded a charge to earnings of $23.3 million. See Note 2 of Notes to the Consolidated Financial Statements.

(c) In fiscal 1996, in conjunction with the Company's rationalization of its seating business and as a result of the Burns acquisition, the Company recorded a charge to earnings of $4.2 million related to costs associated with the integration and consolidation of the Company's European seating operations. In fiscal 1995, the Company charged to earnings $23.7 million of expenses primarily related to intangible assets and inventories associated with the Company's earlier generations of passenger entertainment systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(d) EBITDA represents net earnings before deducting extraordinary items, income tax expenses, interest expense, net, other expenses and depreciation and amortization expense. EBITDA is not a measurement in accordance with GAAP and is presented to facilitate a further analysis of B/E's financial condition. These data are not intended to be a substitute for net income
    (loss) or operating cash flow as a measure of B/E's profitability.

(e) For purposes of computing this ratio, earnings consist of earnings before extraordinary items, income taxes and fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred debt issuance costs.

(f) Earnings were insufficient to cover fixed charges by approximately $18.0 million and $59.7 million for the fiscal years ended February 25, 1995 and February 24, 1996, respectively.

(g) The ratio of EBITDA to pro forma interest expense is computed on a pro forma basis giving effect to the Offering and use of proceeds therefrom as if the Offering had occurred as of February 23, 1997. The ratio of EBITDA to pro forma interest expense, net, would have been 3.5x had interest earned on any unused net proceeds of the Offering been taken into account. See "Capitalization."

(h) As adjusted on a similar basis to exclude certain backlog which was debooked in August 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Bookings and Backlog Information."


(i) As adjusted to reflect the application of the net proceeds from the Offering to acquire the 9 3/4% Notes pursuant to the Tender Offer and the Redemption, related costs associated with the issuance of the Notes and a $9.0 million extraordinary charge for unamortized debt issuance costs, tender and redemption premiums and fees and expenses.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider carefully the following factors in evaluating the Company and its business before purchasing the Notes offered hereby.

ADVERSE CONSEQUENCES OF FINANCIAL LEVERAGE


     As of November 29, 1997, after giving pro forma effect to the Offering and the application of the net proceeds therefrom, the Company would have had approximately $357.0 million aggregate amount of indebtedness outstanding, representing 65.1% of total capitalization. See "Use of Proceeds" and "Capitalization."


     The degree of the Company's leverage could have important consequences to purchasers of the Notes, including: (i) limiting the Company's ability to obtain additional financing to fund future working capital requirements, capital expenditures, acquisitions or other general corporate requirements; (ii) requiring a substantial portion of the Company's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and further business opportunities; and (iii) increasing the Company's vulnerability to adverse economic and industry conditions. In addition, since any borrowings under the Company's bank credit facilities will be at variable rates of interest, the Company will be vulnerable to increases in interest rates. The Company may incur additional indebtedness in the future, although its ability to do so will be restricted by the Indenture, the indenture governing the 9 7/8% Notes, and the Company's bank credit facilities. The ability of the Company to make scheduled payments under its present and future indebtedness will depend on, among other things, the future operating performance of the Company and the Company's ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control.

     The Company's bank credit facilities, the indenture governing the 9 7/8% Notes and the Indenture contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, and to sell or otherwise dispose of assets and merge or consolidate with other entities. The Company's bank credit facilities also require the Company to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Company's bank credit facilities, or the indenture governing the 9 7/8% Notes and the Indenture, could result in an event of default under the Company's bank credit facilities, or such indentures, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. See "Description of Certain Indebtedness."

SUBORDINATION OF THE NOTES; ASSETS ENCUMBRANCES; CHANGE OF CONTROL OFFER

     The Notes will be subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company, which includes all indebtedness under the Bank Credit Facility. As of November 29, 1997, on a pro forma basis after giving effect to the Offering and the application of the net proceeds therefrom, the aggregate amount of Senior Indebtedness of the Company would have been approximately $7.2 million. In addition, upon consummation of the Offering, approximately $120 million was available under the Bank Credit Facility which, if borrowed, would be included as Senior Indebtedness. Further, the Notes will be effectively subordinated to indebtedness of the Company's subsidiaries. As of November 29, 1997, on a pro forma basis after giving effect to the Offering and the application of the net proceeds therefrom, the aggregate amount of indebtedness of the Company's subsidiaries would have been approximately $7.2 million. See "Description of Certain Indebtedness."

     In the event of the liquidation, dissolution, reorganization or any similar proceeding regarding the Company, the assets of the Company will be available to pay obligations on the Notes only after Senior Indebtedness of the Company has been paid in full, and there may not be sufficient assets remaining to pay amounts due on all or any of the Notes. In addition, the Company may not pay principal of, premium, if any, or interest on the Notes or purchase, redeem or otherwise retire the Notes, if any principal, premium, if any, or interest on any Designated Senior Indebtedness (as defined) is not paid when due (whether at final maturity, upon scheduled installment, acceleration or otherwise) unless such default has been cured or waived or such Designated Senior Indebtedness has been repaid in full. In addition, under certain circumstances, if any non-payment default exists with respect to Designated Senior Indebtedness, the Company may not make any payments on the Notes for a specified period of time, unless such default is cured or waived or such Designated Senior Indebtedness has been repaid in full. See "Description of the New Notes -- Subordination."

     In addition to being subordinated to all existing and future Senior Indebtedness of the Company, the Notes will not be secured by any of the Company's assets. The obligations of the Company under the Bank Credit Facility are secured by substantially all the Company's assets. If the Company becomes insolvent or is liquidated, or if payment under the Bank Credit Facility is accelerated, the lenders under the Bank Credit Facility would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to such agreement. Accordingly, such lenders will have a prior claim with respect to such assets. See "Description of Certain Indebtedness."

     Upon a Change of Control (as defined), the Company is required to offer to purchase all outstanding Notes. The ability of the Company to purchase the Notes upon a Change of Control is restricted by the terms of the indenture governing the 9 7/8% Notes and the terms of the Bank Credit Facility. The Company, in such circumstance, may be required immediately to repay the outstanding principal of, and pay any accrued interest on, the loans made under the Bank Credit Facility and the 9 7/8% Notes and pay any other amounts owed by the Company thereunder. In the case of any such offer to purchase the outstanding Notes, there can be no assurance that the Company would be able to repay amounts outstanding under the Bank Credit Facility and the 9 7/8% Notes or obtain necessary consents thereunder in order to consummate such purchase. In addition, upon a Change of Control, the Company will be required to offer to purchase all of the 9 7/8% Notes. Any requirement to offer to purchase outstanding Notes may result in the Company having to refinance the indebtedness outstanding under these agreements. There can be no assurance that the Company would be able to refinance such indebtedness or, if such refinancing were to occur, that such refinancing would be on terms favorable to the Company. See "Description of the New Notes" and "Description of Certain Indebtedness."

DEPENDENCE UPON CONDITIONS IN THE AIRLINE INDUSTRY

     The Company's customers are the world's commercial airlines. As a result, the Company's business is directly dependent upon the conditions in the highly cyclical and competitive commercial airline industry. In the late 1980s and early 1990s, the airline industry suffered a severe downturn, which resulted in record losses and several air carriers seeking protection under bankruptcy laws. As a consequence, during such period, airlines sought to conserve cash by reducing or deferring scheduled cabin interior refurbishment and upgrade programs and delaying purchases of new aircraft. This led to a significant contraction in the commercial aircraft cabin interior products industry, and a decline in the Company's business and profitability. The airline industry has now experienced five consecutive years of profitability including record profitability in each of the last three calendar years. This financial turnaround has, in part, been driven by record load factors, rising fare prices and declining fuel costs. The airlines have substantially restored their balance sheets through cash generated from operations and debt and equity placements. As a result, the levels of airline spending on refurbishment and new aircraft purchases have expanded. However, due to the volatility of the airline industry there can be no assurance that the current profitability of the airline industry will continue or that the airlines will maintain or increase expenditures on cabin interior products for refurbishments or new aircraft.

     In addition, the airline industry is undergoing a process of consolidation and significantly increased competition. Such consolidation could result in a reduction in future aircraft orders as overlapping routes are eliminated and airlines seek greater economies through higher aircraft utilization. Increased airline competition may also result in airlines seeking to reduce costs by promoting greater price competition from airline cabin interior products manufacturers, thereby adversely affecting the Company's revenues and margins.

     Recently, turbulence in the financial and currency markets of many Pacific Rim countries has led to uncertainty with respect to the economic outlook for these countries. Of the Company's $560 million of backlog at November 29, 1997, the Company had $69 million with Asian carriers deliverable in fiscal 1999 and a further $74 million deliverable in subsequent fiscal years. Of such Asian carrier backlog, approximately $48 million was with JAL, Singapore Airlines and Cathay Pacific. Although not all Asian carriers have been affected by the current economic events in the Pacific Rim, certain carriers could cancel or defer their existing orders and future orders from airlines in these countries for the Company's cabin interior products may be adversely affected.

NEW PRODUCT INTRODUCTIONS AND TECHNOLOGICAL CHANGE

     Airlines currently are taking delivery of a new generation of aircraft and demanding increasingly sophisticated cabin interior products. As a result, the cabin interior configurations of commercial aircraft are becoming more complex and will require more technologically advanced and integrated products. For example, airlines increasingly are seeking sophisticated in-flight entertainment systems, such as the MDDS interactive individual passenger in-flight entertainment system being developed by B/E. The Company expects that in-flight entertainment systems, including live broadcast television on narrow-body aircraft, will provide a significant percentage of its future revenues. Development of the MDDS and related in-flight entertainment systems required substantial investment by the Company and third parties in research, development and engineering. MDDS is not yet in commercial production. The future success of the Company may depend, to a significant extent, on its ability to manufacture successfully and deliver, on a timely basis, in-flight entertainment products and to have the these products perform at the level expected by B/E's customers and their passengers, as well as the Company's ability to continue to develop, profitably manufacture and deliver, on a timely basis, other technologically advanced, reliable high-quality products which can be readily integrated into complex cabin interior configurations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Bookings and Backlog Information" and "Business -- Products and Services."

COMPETITION

     The Company competes with a number of established companies that have significantly greater financial, technological and marketing resources than the Company. Although the Company has achieved a significant share of the market for a number of its cabin interior products, there can be no assurance that the Company will be able to maintain this market share. The ability of the Company to maintain its market share will depend not only on its ability to remain the supplier of retrofit and refurbishment products and spare parts on the commercial fleets on which its products are currently in service but also on its success in having its products selected for installation in new aircraft, including next generation aircraft, expected to be purchased by the airlines over the next decade, and in avoiding product obsolescence.

     The Company's primary competitors in the market for new passenger entertainment products, including individual seat video and in-flight entertainment and cabin management systems are Matsushita Electronics ("MAS") and Rockwell Collins, each of which has significantly greater technological capabilities and financial and marketing resources than the Company. See "Business -- Competition."

REGULATION

     The Federal Aviation Administration (the "FAA") prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline cabin interior products, and licenses component repair stations within the United States. Comparable agencies regulate these matters in other countries. If the Company fails to obtain a required license for one of its products or services or loses a license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing FAA requirements and retrofitting installed products to comply with new FAA requirements can be both expensive and time consuming. See "Business -- Government Regulation."

ABSENCE OF A PUBLIC MARKET FOR THE NOTES

     The Notes are new securities for which there currently is no trading market and there can be no assurance as to the liquidity of any market for the Notes that may develop, the ability of holders of the Notes to sell their Notes, or the prices at which holders of the Notes would be able to sell their Notes. If such markets were to exist, the Notes could trade at prices higher or lower than their initial purchase prices depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Notes and, if issued, the Exchange Notes, the Initial Purchasers are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes and, if issued, the Exchange Notes. The Notes are eligible for trading in the Private offerings, Resale and Trading through Automatic Linkages (PORTAL) market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation on the National Association of Securities Dealers Automated Quotation System.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Untendered Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain restricted securities. Old Notes will continue to be subject to the following restrictions on transfer: (i) Old Notes may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law, (ii) Old Notes shall bear a legend restricting transfer in the absence of registration or an exemption therefrom and (iii) a holder of Old Notes who desires to sell or otherwise dispose of all or any part of its Old Notes under an exemption from registration under the Securities Act, if requested by the Company, must deliver to the Company an opinion of independent counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to the Company, that such exemption is available.


           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS



     Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere, including statements regarding the business strategy of the Company; potential strategic acquisitions; the products which the Company expects to offer; anticipated development and marketing expenditures and regulatory reform; the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company; and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). In addition, when used in this Prospectus, the words "believe," "anticipate," "expect," "intend" and similar expressions are intended to identify forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                  THE COMPANY

     The Company is the world's largest supplier of commercial aircraft cabin interior products, serving virtually all major airlines with a broad line of products, including aircraft seats, galley products and structures and in-flight entertainment systems. B/E's executive offices are located at 1400 Corporate Center Way, Wellington, Florida 33414, and its telephone number is (561) 791-5000.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Old Notes were approximately $241.8 million, net of Initial Purchasers' discount and certain fees and expenses relating to the Offering. The Company used approximately $111.9 million of the net proceeds from the Offering to acquire approximately $101.8 million aggregate principal amount (plus accrued and unpaid interest) of the 9 3/4% Notes tendered pursuant to the Tender Offer and to pay a consent fee in connection with the Tender Offer to holders of the 9 3/4% Notes who consented to the adoption of certain amendments to the indenture pursuant to which the 9 3/4% Notes were issued. The Company used an additional $24.4 million of the net proceeds of the Offering to redeem the remaining $23.2 million aggregate principal amount (plus accrued and unpaid interest) of outstanding 9 3/4% Notes that were not tendered in the Tender Offer on March 16, 1998 in the Redemption. The 9 3/4% Notes bear interest at the rate of 9 3/4% and mature on March 1, 2003. The remainder of the net proceeds will be used for general corporate purposes, including working capital requirements to support increased sales, and possible investments in strategic acquisitions. Pending application as described above, the net proceeds of the Offering will be invested in short-term, fixed income investments. On April 14, 1998 the Company completed the acquisition of PBASCO for $69.7 million and, on April 16, 1998, the Company entered into a definitive agreement to acquire AMP for a purchase price of $117.3 million. See "Recent Developments." The Company incurred a $9.0 million extraordinary charge for unamortized debt issuance costs, tender and redemption premiums and fees and expenses in connection with the Tender Offer and the Redemption.


                               THE EXCHANGE OFFER

GENERAL

     In connection with the sale of the Old Notes, the purchasers thereof became entitled to the benefits of certain registration rights. Pursuant to the Registration Rights Agreement, the Company agreed to (i) file within 30 days, and cause to become effective within 90 days of the date of original issue of the Old Notes, the Registration Statement of which this Prospectus is a part with respect to the exchange of the Old Notes for the New Notes and (ii) cause the Exchange Offer to be consummated within 120 days of the original issue of the Old Notes. The New Notes have terms identical in all material respects to the terms of the Old Notes. However, in the event that any changes in law or applicable interpretation of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 120 days following the date of the original issue of the Old Notes, or if any holder of the Old Notes (other than the Initial Purchasers) is not eligible to participate in the Exchange Offer, or upon the request of any Initial Purchaser under certain circumstances, the Company has agreed to use its best efforts to cause to become effective the 120th day after the original issue of the Old Notes, a Shelf Registration Statement with respect to the resale of the Old Notes and to keep the Shelf Registration Statement effective until three years after the effective date thereof (or until one year after such effective date if such Shelf Registration Statement is filed at the request of the Initial Purchasers under certain circumstances). The Company also had agreed that in the event that either (i) the Registration Statement is not filed with the Commission on or prior to the 30th calendar day following the date of the original issue of the Old Notes or
(ii) the Registration Statement is not declared effective on or prior to the 90th calendar day following the date of the original issue of the Old Notes or
(iii) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 120th calendar day following the original issue of the Old Notes, the interest rate borne by the Old Notes shall be increased by one-half of one percent per annum after such 30-day period in the case of clause (i) above after such 90-day period in the case of clause (ii) above or after such 120-day period in the case of clause (iii) above. The aggregate amount of such increase from the original interest rate pursuant to those provisions will in no event exceed one-half of one percent per annum.

Upon (x) the effectiveness of the Registration Statement after the 90-day period in clause (ii) above or (y) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after the 120-day period outlined in clause (iii) above, the interest rate borne by the Old Notes from the date of such filing or effectiveness or the day before the date of consummation, as the case may be, will be reduced to the original interest rate if the Company is otherwise in compliance with such requirements.

     In the event the Exchange Offer is consummated, the Company will not be required to file a Shelf Registration Statement relating to any outstanding Old Notes other than those held by persons not eligible to participate in the Exchange Offer, and the interest rate on such Old Notes will remain at its initial level of 8%. The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged New Notes for all outstanding Old Notes (other than Old Notes held by persons not eligible to participate in the Exchange Offer) pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, New Notes for all Old Notes that have been tendered and not withdrawn on the Expiration Date. Upon consummation, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Risk Factors -- Consequences of Failure to Exchange."

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in denominations of $1,000 and integral multiples thereof.

     Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangements or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met.

     Each broker-dealer that receives New Notes in exchange for Old Notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of New Notes received in exchange for Old Notes. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus and any amendment or supplement to this Prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     As of the date of this Prospectus, $250 million aggregate principal amount of the Old Notes is outstanding. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes initially purchased by Qualified Institutional Buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The New Notes will also be issuable and transferable in book-entry form through DTC.


     This Prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of April 15, 1998 (the "Record Date").

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "-- Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving New Notes from the Company and delivering New Notes to such holders.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expenses, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATES; EXTENSIONS; AMENDMENTS


     The term "Expiration Date" shall mean May 20, 1998 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.


     In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

     The Company reserves the right (i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "-- Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

     Without limiting the manner by which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones New Service.

INTEREST ON THE NEW NOTES

     The New Notes will bear interest from February 13, 1998, payable semiannually on March 1 and September 1 of each year commencing on September 1, 1998, at the rate of 8% per annum. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from February 13, 1998 until the date of the issuance of the New Notes. Consequently, holders who exchange their Old Notes for New Notes will receive the same interest payment on September 1, 1998 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer.

PROCEDURE FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

     Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth herein under "-- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also requests that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

     The method of delivery of Old Notes and the Letters of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to the Company.

     Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book-entry transfer at DTC.

     Any beneficial holder whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office of correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

     If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determinations will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not validly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable flowing the Expiration Date.

     In addition, the Company reserves the right in its sole discretion to (a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "Termination," to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

     By tendering, each holder of Old Notes will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the Holder nor any other person has an arrangement or understanding with any person to participate in the distribution of the New Notes and that neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act.

GUARANTEED DELIVERY PROCEDURE

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal, or any other required documents to the Exchange Agent prior to the Expiration Date, or if such Holder cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, [within five business days after the Expiration Date], the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange.

     To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfers sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly tendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be tendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange New Notes for, any Old Notes not therefore accepted for exchange, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes if: (i) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer or (ii) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute rule or regulation is interpreted by the staff of the Commission or court of competent jurisdiction in a manner, which, in the Company's judgment, might materially impair the Company's ability to proceed with the Exchange Offer.

     If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

     United States Trust Company of New York, the Trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

     By Mail or Hand Delivery:  United States Trust Company of New York
                                114 West 47th Street
                                New York, New York 10036
                                Attention: Corporate Trust Services

     Facsimile Transmission:    (212) 420-6152

     Confirm by Telephone:      (800) 548-6565

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or telephone.

     The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

     The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company.

     The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizing the federal income tax consequences of the Exchange Offer reflects the opinion of Shearman & Sterling, counsel to the Company, as to material federal income tax consequences expected to result from the Exchange Offer. An opinion of counsel is not binding on the Internal Revenue Service ("IRS") or the courts, and there can be no assurances that the IRS will not take, and that a court would not sustain, a position to the contrary to that described below. Moreover, the following discussion does not constitute comprehensive tax advice to any particular Holder of Old Notes. The summary is based on the current provisions of the Internal Revenue Code of 1986, as amended, and applicable Treasure regulations, judicial authority and administrative pronouncements. The tax consequences described below could be modified by future changes in the relevant law, which could have retroactive effect. Each Holder of Old Notes should consult its own tax advisor as to these and any other federal income tax consequences of the Exchange Offer as well as any tax consequences to it under foreign, state, local or other law.

     In the opinion of Shearman & Sterling, exchanges of Old Notes for New Notes pursuant to the Exchange Offer will be treated as a modification of the Old Notes that does not constitute a material change in their terms, and the Company intends to treat the exchanges in that manner. Therefore an exchanging Holder, will not recognize any gain or loss, in respect of an exchange of an Old Note for a New Note, and such Holder's basis and holding period in the New Note will be the same as such Holder's basis and holding period in the Old Note. The Exchange Offer will result in no federal income tax consequences to a non-exchanging Holder.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of November 29, 1997 and as adjusted to give effect to the sale of the Notes after deducting discounts, commissions and other offering expenses, and the application of the net proceeds of the Offering as described in "Use of Proceeds." The table should be read in conjunction with the financial statements, including notes thereto, included elsewhere in the Prospectus.


                                                               AS OF NOVEMBER 29, 1997
                                                              --------------------------
                                                               ACTUAL     As Adjusted(a)
                                                              --------    --------------
                                                                     (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
Short-term debt, including current maturities of long-term
  debt......................................................  $  7,222       $  7,222
Long-term debt, excluding current maturities:
  9 3/4% Senior Notes due 2003..............................   124,925             --
  9 7/8 Senior Subordinated Notes due 2006..................   100,000        100,000
  8% Senior Subordinated Notes due 2008.....................        --        249,375
  Other.....................................................       414            414
                                                              --------       --------
          Total long-term debt..............................   225,339        349,789
Stockholders' equity
  Preferred Stock, $.01 par value, 1,000,000 shares
     authorized; no shares issued and outstanding...........        --             --
  Common Stock, $.01 par value, 50,000,000 shares
     authorized; 22,792,892 shares issued and outstanding...       228            228
  Additional paid-in capital................................   238,578        238,578
  Accumulated deficit.......................................   (37,834)       (46,790)(b)
  Currency translation adjustment...........................      (772)          (772)
                                                              --------       --------
     Total stockholders' equity.............................   200,200        191,244
                                                              --------       --------
          Total capitalization..............................  $432,761       $548,255
                                                              ========       ========


---------------


(a) Adjusted to reflect the sale the Notes. The Company used approximately $111.9 million of the net proceeds from the Offering to acquire approximately $101.8 million aggregate principal amount (plus accrued and unpaid interest) of the Company's outstanding 9 3/4% Notes tendered pursuant to the Tender Offer, and to pay a consent fee in connection with the Tender Offer to holders of the 9 3/4% Notes who consented to the adoption of certain amendments to the indenture pursuant to which the 9 3/4% Notes were issued. The Company used an additional $24.4 million of the net proceeds of the Offering to redeem the remaining $23.2 million aggregate principal amount (plus accrued and unpaid interest) of outstanding 9 3/4% Notes that were not tendered in the Tender Offer on March 16, 1998 in the Redemption. Immediately following the Offering, the Company had available under its Bank Credit Facility approximately $120 million for subsequent borrowings. On April 14, 1998 the Company announced that it had amended its credit facilities by increasing the aggregate principal amount that may be borrowed thereunder from $125 million to $200 million. Subsequent to the Offering, the Company has completed one and entered into a definitive agreement to make another strategic acquisition. The Company intends to finance the PBASCO and AMP acquisitions with the remaining proceeds of the Offering, cash from operations and borrowings under its Bank Credit Facility. See "Recent Developments."



(b) Reflects the effect of a $9.0 million extraordinary charge for unamortized debt issuance costs, tender and redemption premiums and fees and expenses in connection with the Tender Offer and the Redemption.

                              RECENT DEVELOPMENTS



RECENT ACQUISITIONS



     Subsequent to the Offering, the Company has completed one strategic acquisition and entered into a definitive agreement to make another strategic acquisition, both of which it intends to fund with the remaining proceeds of the Offering, cash from operations and borrowings under its Bank Credit Facility as follows:



     - Acquisition of Puritan-Bennett Aero Systems Co. On April 14, 1998, the Company acquired PBASCO for a cash purchase price of $69.7 million.



       PBASCO, which is headquartered in Lenexa, Kansas, is a leading manufacturer of commercial aircraft oxygen delivery systems and passenger service unit components and systems (PSU) and is a major supplier of air valves, overhead lights and switches for both commercial and general aviation aircraft. PBASCO oxygen and PSU equipment is approved for use not only on all Airbus and Boeing aircraft, but also may be found on numerous general aviation aircraft as well.



     - Acquisition of Aircraft Modular Products. On April 16, 1998, the Company entered into a definitive agreement to acquire AMP for a purchase price of $117.3 million in cash.



       AMP, headquartered in Miami, Florida, is a leading manufacturer of cabin interior products for the business jet market and also participates in the customization of both general aviation and commercial type VIP aircraft. AMP designs, manufactures and sells a broad line of executive aircraft interior components, including seating, cabinetry (side wall ledges, bulkheads, credenzas, closets, galley structures, lavatories and tables) and spare parts. The company serves four major customer segments: aircraft OEMs, aircraft modification centers, business jet owner/operators and commercial airlines.



BANK CREDIT FACILITY



     On April 14, 1998, the Company announced that it had further amended it existing credit facilities by increasing the aggregate principal amount that may be borrowed thereunder from $125 million to $200 million. The amended Bank Credit Facility consists of a $100 million acquisition term loan (the "Acquisition Facility"), amortizable over five years beginning in April 1999, and a $100 million working capital revolving facility (the "Revolving Facility" and, together with the Acquisition Facility, the "Facilities"), up to $25 million of which may be available for acquisition purposes, which expires in April 2004. The Facilities are collateralized by (i) substantially all of the issued and outstanding capital stock of the subsidiaries of the Company and (ii) security interests in and liens upon substantially all of the Company's inventory, receivables and other personal property. The Bank Credit Facility contains customary affirmative covenants, negative covenants and conditions of borrowing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."



FOURTH QUARTER AND 1998 YEAR END RESULTS



     On April 16, 1998, the Company announced certain operating results for the fourth quarter and fiscal year ended February 28, 1998. The following summarizes such operating results.



     For the fiscal 1998 fourth quarter, B/E had revenues of $125.3 million, up 20% versus fiscal 1997 fourth quarter sales of $104.2 million. Fourth quarter 1998 operating earnings of $13.0 million included the effect of a nonrecurring charge of $4.7 million related to the Company's settlement with the U.S. government of a dispute over export sales to Iran Air between 1992 and 1995. This charge reduced net earnings and earnings per share on a diluted basis by $4.0 million and 17 cents per share, respectively. See "Business -- Legal Proceedings." Also, during the 1998 fourth quarter, the Company recorded an extraordinary item of $9.0 million, or 38 cents per share on a diluted basis, related to costs associated with the early retirement in February of the Company's 9 3/4% Notes in the Tender Offer. See "Use of Proceeds." As a result of the nonrecurring charges, B/E reported a net loss for the period of $(2.9) million, or (12) cents per share on a diluted basis, versus earnings of $6.3 million of 29 cents per share on a diluted basis, for the year-earlier final three months. Common and common equivalent shares of 23.4 million shares rose seven percent year to year.

     Sales of the full fiscal year ended February 28, 1998 reached $488.0 million, up 18% from the prior year's sales level of $412.4 million. Gross profit for fiscal 1998 of $178.9 million was up 26% year to year, reflecting both the substantial increase in revenues as well as a year-over-year increase in gross margin of 36.7% versus the year-earlier level of 34.4%. As a result of the higher level of revenues and gross profit, B/E reported record operating earnings of $58.7 million in fiscal 1998, up 38% from the prior fiscal year. Fiscal 1998 net earnings were $21.6 million, even after the two nonrecurring charges.



     Although complete financials for the fourth quarter of fiscal 1998 are not yet available, the following table sets forth consolidated financial results of the Company for the three months (unaudited) and fiscal year ended February 22, 1997 and unaudited consolidated financial results for the Company for the three months and fiscal year ended February 28, 1998. The following summary fourth quarter and fiscal year end financial data should be read in conjunction with "Capitalization," "Selected Financial Data," B/E's financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                               BE AEROSPACE, INC.


                       CONSOLIDATED STATEMENT OF EARNINGS



                                                        FISCAL YEAR ENDED            THREE MONTHS ENDED
                                                   ---------------------------   ---------------------------
                                                   FEBRUARY 22,   FEBRUARY 28,   FEBRUARY 22,   FEBRUARY 28,
                                                       1997           1998           1997           1998
                                                   ------------   ------------   ------------   ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales........................................    $412,379       $487,999       $104,228       $125,312
Cost of sales....................................     270,557        309,094         65,902         78,269
                                                     --------       --------       --------       --------
Gross Profit.....................................     141,822        178,905         38,326         47,043

Operating Expenses:
  Selling, general and administrative............      51,734         58,622         14,115         15,605
  Research, development and engineering..........      37,083         45,685          9,324         10,697
  Amortization...................................      10,607         11,265          2,586          3,070
  Other..........................................          --          4,664             --          4,664
                                                     --------       --------       --------       --------
          Total Operating Expenses...............      99,424        120,236         26,025         34,036
                                                     --------       --------       --------       --------

Operating earnings...............................      42,398         58,669         12,301         13,007
Interest expense, net............................      27,167         22,765          5,322          5,866
                                                     --------       --------       --------       --------
Earnings before income taxes and extraordinary
  item...........................................      15,231         35,904          6,979          7,141
Income taxes.....................................       1,522          5,386            697          1,075
                                                     --------       --------       --------       --------
Earnings before extraordinary item...............      13,709         30,518          6,282          6,066
Extraordinary item...............................          --         (8,956)            --         (8,956)
                                                     --------       --------       --------       --------
Net earnings (loss)..............................    $ 13,709       $ 21,562       $  6,282       $ (2,890)
                                                     ========       ========       ========       ========

                            SELECTED FINANCIAL DATA

     On February 28, 1992, B/E acquired from the Pullman Company certain assets and liabilities of PTC Aerospace, Inc. ("PTC") and Aircraft Products Company ("APC") and changed its fiscal year-end to the last Saturday in February. On April 2, 1992, B/E acquired the stock of Flight Equipment Engineering Limited ("FEEL"). During fiscal 1994, B/E completed the following acquisitions: (a) on April 29, 1993, B/E acquired all of the stock of Royal Inventum, B.V. ("Inventum"); (b) on August 23, 1993, B/E acquired all of the stock of Nordskog Industries ("Nordskog"); (c) on August 26, 1993, B/E acquired all of the stock of Acurex Corporation ("Acurex"); and (d) on October 13, 1993, B/E acquired substantially all of the assets of Philips Airvision ("Airvision"). On January 24, 1996, the Company acquired all of the stock of Burns Aerospace Corporation ("Burns"), an industry leader in commercial aircraft seating. The financial data as of and for the fiscal years ended February 22, 1997, February 24, 1996, February 25, 1995, February 26, 1994 and February 27, 1993, have been derived from financial statements which have been audited by B/E's independent auditors. The financial data as of and for the nine months ended November 29, 1997 and November 30, 1996 have been derived from financial statements which are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the nine months ended November 29, 1997 and November 30, 1996 are not necessarily indicative of results that may be expected for a full year. The following financial information is qualified by reference to, and should be read in conjunction with, B/E's financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                             FISCAL YEAR ENDED                        NINE MONTHS ENDED
                                          -------------------------------------------------------    -------------------
                                          FEB. 27,    FEB. 26,   FEB. 25,    FEB. 24,    FEB. 22,    NOV. 30,   NOV. 29,
                                            1993        1994       1995      1996(a)     1997(a)       1996       1997
                                          --------    --------   --------    --------    --------    --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Net sales...............................  $198,019    $203,364   $229,347    $232,582    $412,379    $308,151   $362,687
Cost of sales...........................   137,690     136,307    154,863     160,031     270,557     204,655    230,825
                                          --------    --------   --------    --------    --------    --------   --------
Gross profit............................    60,329      67,057     74,484      72,551     141,822     103,496    131,862
Operating expenses:
  Selling, general and administrative...    21,698      28,164     31,787      42,000      51,734      37,619     43,017
  Research, development and
    engineering.........................    11,299       9,876     12,860      58,327(b)   37,083      27,759     34,988
  Amortization expense..................     4,551       7,599      9,954       9,499      10,607       8,021      8,195
  Other expenses........................        --          --     23,736(c)    4,170(c)       --          --         --
                                          --------    --------   --------    --------    --------    --------   --------
Operating earnings (loss)...............    22,781      21,418     (3,853)    (41,445)     42,398      30,097     45,662
Interest expense, net...................     3,955      12,581     15,019      18,636      27,167      21,845     16,899
                                          --------    --------   --------    --------    --------    --------   --------
Earnings (loss) before income taxes
  (benefit), extraordinary item and
  cumulative effect of accounting
  change................................    18,826       8,837    (18,872)    (60,081)     15,231       8,252     28,763
Income taxes (benefit)..................     6,676       3,481     (6,806)         --       1,522         825      4,311
                                          --------    --------   --------    --------    --------    --------   --------
Earnings (loss) before extraordinary
  item and cumulative effect of
  accounting change.....................    12,150       5,356    (12,066)    (60,081)     13,709       7,427     24,452
Extraordinary item, net of tax effect...      (522)(d)       --        --          --          --          --         --
Cumulative effect of accounting
  change................................        --          --         --     (23,332)(b)       --         --         --
                                          --------    --------   --------    --------    --------    --------   --------
Net earnings (loss).....................  $ 11,628    $  5,356   $(12,066)   $(83,413)   $ 13,709    $  7,427   $ 24,452
                                          ========    ========   ========    ========    ========    ========   ========
EARNINGS (LOSS) PER COMMON SHARE:
Earnings (loss) before cumulative effect
  of accounting change..................  $   1.03    $   0.35   $  (0.75)   $  (3.71)   $   0.72    $   0.42   $   1.04
Extraordinary item, net of tax effect...     (0.05)(d)       --        --          --          --          --         --
Cumulative effect of accounting
  change................................        --          --         --       (1.44)(b)       --         --         --
                                          --------    --------   --------    --------    --------    --------   --------
Net earnings (loss).....................  $   0.98    $   0.35   $  (0.75)   $  (5.15)   $   0.72    $   0.42   $   1.04
                                          ========    ========   ========    ========    ========    ========   ========
Common and common equivalent shares.....    11,847      15,438     16,021      16,185      19,107      17,786     23,414

                                                   (continued on following page)

                                                            FISCAL YEARS ENDED                          NINE MONTHS ENDED
                                            ---------------------------------------------------   -----------------------------
                                            FEB. 25, 1995   FEB. 24, 1996(A)   FEB. 22, 1997(A)   NOV. 30, 1996   NOV. 29, 1997
                                            -------------   ----------------   ----------------   -------------   -------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OTHER DATA:
Gross margin..............................        32.5%             31.2%              34.4%            33.6%           36.4%
EBITDA(e).................................    $ 36,029          $(18,840)          $ 66,545         $ 46,422        $ 64,144
Depreciation and amortization.............      16,146            18,435             24,147           16,325          18,482
Capital expenditures......................      12,172            13,656             14,471            8,675          21,099
Ratio of earnings to fixed charges(f).....          NM(g)             NM(g)             1.6x             1.4x            2.7x
Ratio of EBITDA to interest expense,
  net.....................................         2.4x               NM                2.4x             2.1x            3.8x
Ratio of EBITDA to pro forma interest
  expense(h)..............................          --                --                 --               --             2.8x
Backlog, at period end....................    $221,000(i)       $340,000(i)        $415,000(i)      $420,000(i)     $560,000


                                                                                               NOVEMBER 29, 1997
                                                                                           --------------------------
                                                                                            ACTUAL     AS ADJUSTED(J)
                                                                                           --------    --------------
CONSOLIDATED BALANCE SHEET DATA (END OF
  PERIOD):
Working capital...........................                                                 $153,282       $263,532
Total assets..............................                                                  546,711        662,976
Long-term debt............................                                                  225,339        349,789
Stockholders' equity......................                                                  200,200        191,244


---------------
(a) On January 24, 1996, the Company acquired all of the stock of Burns, an industry leader in commercial aircraft seating. The acquisition of Burns was accounted for as a purchase, and the results of Burns are included in B/E's historical financial data from the date of acquisition.

(b) In fiscal 1996, the Company changed its method of accounting relating to the capitalization of precontract engineering costs that were previously included as a component of inventories and amortized to earnings as the product was shipped. Effective February 26, 1995, such costs have been charged to research and development and expensed as incurred and, as a result, periods prior to fiscal 1996 are not comparable. In connection with such change in accounting, the Company recorded a charge to earnings of $23.3 million. See Note 2 of Notes to the Consolidated Financial Statements.

(c) In fiscal 1996, in conjunction with the Company's rationalization of its seating business and as a result of the Burns acquisition, the Company recorded a charge to earnings of $4.2 million related to costs associated with the integration and consolidation of the Company's European seating operations. In fiscal 1995, the Company charged to earnings $23.7 million of expenses primarily related to intangible assets and inventories associated with the Company's earlier generations of passenger entertainment systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(d) As a result of the sale of 9 3/4% Notes in 1993, the Company wrote off the unamortized portion of certain debt issuance costs related to its prior credit agreement.

(e) EBITDA represents net earnings before deducting extraordinary items, income tax expenses, interest expense, net, other expenses and depreciation and amortization expense. EBITDA is not a measurement in accordance with GAAP and is presented to facilitate a further analysis of B/E's financial condition. These data are not intended to be a substitute for net income
    (loss) or operating cash flow as a measure of B/E's profitability.

(f) For purposes of computing this ratio, earnings consist of earnings before extraordinary items, income taxes and fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred debt issuance costs.

(g) Earnings were insufficient to cover fixed charges by approximately $18.0 million and $59.7 million for the fiscal years ended February 25, 1995 and February 24, 1996, respectively.

(h) The ratio of EBITDA to pro forma interest expense is computed on a pro forma basis giving effect to the Offering and use of proceeds therefrom as if the Offering had occurred as of February 23, 1997. The ratio of EBITDA to pro forma interest expense, net, would have been 3.5x had interest earned on any unused net proceeds of the Offering been taken into account. See "Capitalization."

(i) As adjusted on a similar basis to exclude certain backlog which was debooked in August 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Bookings and Backlog Information."


(j) As adjusted to reflect the application of the net proceeds from the Offering to acquire the 9 3/4% Notes pursuant to the Tender Offer and the Redemption, related costs associated with the issuance of the Notes and a $9.0 million extraordinary charge for unamortized debt issuance costs, tender and redemption premiums and fees and expenses.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

INTRODUCTION

     B/E has become the world's leading manufacturer of commercial aircraft interior products through the strategic acquisitions of seating, in-flight passenger entertainment and services systems and galley products businesses. B/E's products include an extensive line of first class, business class, tourist class and commuter seats, a broad range of galley products including coffee and beverage makers, ovens, liquid containers, refrigeration equipment and galley structures, as well as a broad line of in-flight entertainment products including both non-interactive and interactive entertainment systems, as well as passenger control service systems. B/E markets and sells its products to its customers, the airlines, through an integrated worldwide approach, focused by airline and encompassing B/E's entire product line.

     B/E's revenues are generally derived from two primary sources: refurbishment or upgrade programs for the airlines' existing worldwide fleets, and new aircraft deliveries. B/E believes its large installed base of products, estimated to be approximately $3.3 billion as of November 29, 1997 (valued at replacement prices), gives it a significant advantage over competitors in obtaining orders for refurbishment programs, principally due to the tendency of the airlines to purchase equipment for such programs from the original supplier. With the exception of spare parts sales, B/E's revenues are generated from programs initiated by the airlines which may vary significantly from year to year in terms of size, mix of products and length of delivery. As a result, B/E's revenues and margins may fluctuate from period to period based upon the size and timing of the program and the type of products sold. Historically, B/E experienced certain trends in its two revenue drivers: as the airlines took deliveries of large numbers of new aircraft, refurbishment programs as a percentage of revenues declined and, similarly, when new aircraft deliveries declined, refurbishment programs tended to increase in number and size. During the most recent airline industry recession, which ended in 1994, the airlines significantly depleted their cash reserves and incurred record losses. In an effort to improve their liquidity, the airlines conserved cash by reducing or deferring cabin interior refurbishment and upgrade programs and purchases of new aircraft. As a result, in contrast with historical experience, B/E experienced declines in the number of both new orders and refurbishments.

     Since early 1994, the airlines have experienced a significant turnaround in operating results, with the domestic airline industry achieving record operating earnings during calendar years 1995 through 1997. Consequently, during fiscal 1997 and the nine months ended November 29, 1997, B/E has experienced significant growth in backlog of seating and galley products, and, during the nine months ended November 29, 1997 has experienced significant growth in revenues and operating earnings. This growth is a reflection of the airlines' need to begin refurbishing worn fleets and their ability to do so as a result of the strengthening of the airlines' balance sheets.

     B/E has substantially expanded the size, scope and nature of its business as a result of a number of acquisitions. During the fiscal year ended February 26, 1994, B/E completed the following acquisitions: (a) on April 29, 1993, the Company acquired, through a Dutch holding company, all of the capital stock of Inventum, a supplier of galley inserts including ovens, beverage makers and water boilers to airlines located primarily in Europe and the Pacific Rim; (b) on August 23, 1993, the Company acquired all of the capital stock of Nordskog, an industry pioneer in galley structures and inserts; (c) on August 26, 1993, the Company acquired all of the capital stock of Acurex, the leading worldwide supplier of commercial aircraft refrigeration products; and (d) on October 13, 1993, the Company acquired substantially all of the assets and certain of the liabilities of Airvision, a manufacturer of in-flight entertainment equipment. On January 24, 1996, the Company acquired all of the stock of Burns, an industry leader in commercial aircraft seating. While the Company will continue to be susceptible to industry-wide conditions, management believes that the Company's significantly more diversified product line and revenue base achieved through acquisitions has reduced its exposure to demand fluctuations in any one product area.

     The Burns acquisition has had a significant impact on B/E's results of operations. Burns, with calendar 1995 revenues of $99,800, was one of the three leading North American suppliers of commercial aircraft passenger seats and had a base of airline customers that was largely complementary to that of B/E. B/E's and Burns' approximate share of the worldwide seating products market at the time of acquisition were 30% and 20%, respectively, based on fiscal 1995 unit sales. By consolidating engineering, marketing, administration and manufacturing operations of the two companies, B/E has been able to reduce fixed costs, thereby enhancing its low-cost position.

     Over the last two fiscal years, the Company's gross margins have improved substantially, increasing from 31.2% in fiscal 1996 to 34.4% in fiscal 1997 and to 36.4% for the nine months ended November 29, 1997. The primary reasons for the improvement in gross margins include: (a) shift in product mix in all divisions toward higher margin products; (b) higher unit volumes; and (c) a company-wide re-engineering program which has resulted in higher employee productivity and better manufacturing efficiency.

     B/E's business strategy is to maintain its market leadership position through various initiatives, including new product development. In fiscal 1997, research, development and engineering expenses totaled $37,083 or 9% of net sales, primarily consisting of costs related to the development of the MDDS, with the balance attributable to its seating and galley products businesses. During the nine months ended November 29, 1997, primarily as a result of the substantial completion of the engineering associated with the development of the MDDS and related Boeing line fit expenditures, such expenses were $34,988, or 10% of net sales.

     The Company has two subsidiaries that are "Unrestricted Subsidiaries" as defined under the Indenture, one of which holds the Company's in-flight entertainment business and the other of which is a start-up company that holds assets unrelated to the Company's core business. Under the terms of the Indenture, Unrestricted Subsidiaries are not restricted by the terms of the covenants. These two subsidiaries had net assets of approximately $18,000 as of November 29, 1997.


     In January 1998, the Company resolved a long-running dispute with the U.S. Government over export sales between 1992 and 1995 to Iran, which resulted in a charge of $4,664 in its fourth quarter, which ended February 28, 1998. See "Business -- Legal Proceedings."


RESULTS OF OPERATIONS -- NINE MONTHS ENDED NOVEMBER 29, 1997 COMPARED TO THE NINE MONTHS ENDED NOVEMBER 30, 1996

     Sales for the nine months ended November 29, 1997 were $362,687, or 18% higher than sales of $308,151 for the comparable period in the prior year and reflected a 26% increase in product sales, offset by a $14,790 decline in service revenues. The increase in sales is attributable to substantially higher unit volume shipments of all the Company's products.

     Gross profit was $131,862 (36.4% of sales) for the nine months ended November 29, 1997 and was $28,366 or 27.4% greater than the comparable period in the prior year of $103,496, which represented 33.6% of sales. The increase in gross profit, while primarily the result of the higher sales volume, was also positively impacted by the improved gross margin.

     At November 29, 1997 the Company's backlog was approximately $560,000, up 33% from backlog of $420,000 at November 30, 1996. Backlog at both dates have been adjusted on a similar basis to exclude backlog debooked in August 1997. See "-- Bookings and Backlog Information."

     Selling, general and administrative and other expenses were $43,017 or 11.9% of sales for the nine months ended November 29, 1997. This was $5,398 higher than selling, general and administrative expenses for the comparable period in the prior year of $37,619, or 12.2% of sales, and is primarily due to the higher level of sales and quotation activity as well as a higher level of customer service, product support and information technology activities.

     Research, development and engineering expenses were $34,988, or 9.6% of sales, for the nine months ended November 29, 1997. For the comparable period in the prior year, research and development expense was $27,759 or 9.0% of sales.

     Amortization expense of $8,195 for the nine months ended November 29, 1997 was $174 more than the amount recorded in the comparable period for fiscal 1996.

     Net interest expense was $16,899 for the nine months ended November 29, 1997, or $4,946 less than the net interest expense of $21,845 recorded for the comparable period in the prior year, and is due to the decrease in the Company's long-term debt.

     The increase in gross profit offset by somewhat higher operating expenses and lower interest expense in the current year resulted in earnings before income taxes of $28,763, an increase of $20,511 over the comparable period in the prior year.

     Income taxes for the nine months ended November 29, 1997 were $4,311, or 15% of earnings before income taxes as compared to $825 or 10% of earnings before income taxes in the prior year.

     Net earnings were $24,452, or $1.04 per share for the nine months ended November 29, 1997 as compared to $7,427 or $.42 per share for the comparable period in the prior year.

RESULTS OF OPERATIONS -- YEAR ENDED FEBRUARY 22, 1997 COMPARED TO YEAR ENDED FEBRUARY 24, 1996

     Sales for the year ended February 22, 1997 were $412,379, or 77% higher than sales of $232,582 for the comparable period in the prior year. The increase in sales is attributable to substantially higher volume shipments of all the Company's products and services as a result of improving industry conditions. Of the $179,797 increase in sales for the year, $103,800 was due to increased seating and services revenues directly related to the acquisition of Burns. Excluding the effect of the Burns acquisition, sales increased 33% year over year.

     At February 22, 1997, the Company's backlog was approximately $570,000, up from $450,000 at February 24, 1996. New order bookings in the year ended February 22, 1997 of $532,000 were $305,000 greater than new order bookings of $227,000 for the comparable period in the prior year. Management estimates that approximately 44% of its backlog is deliverable during fiscal 1998. See
"-- Bookings and Backlog Information."

     Gross profit was $141,822, or 34.4% of sales, for the year ended February 22, 1997 and was $69,271 higher than gross profit for the comparable period in the prior year of $72,551, which represented 31.2% of sales. The increase in gross profit is primarily the result of the higher sales volumes and the mix of products and services sold.

     Selling, general and administrative expenses were $51,734, or 12.5% of sales, for the year ended February 22, 1997. This was $9,734 higher than selling, general and administrative expenses for the comparable period in the prior year of $42,000, or 18.1% of sales, principally due to the substantial increases in revenues and the acquisition of Burns.

     Research, development and engineering expenses were $37,083, or 9.0% of sales, for the year ended February 22, 1997. For the comparable period in the prior year, research and development expense was $58,327, or 25.1% of sales. The decrease in expenses during the current year is the result of a decrease in the level of activity associated with the MDDS interactive entertainment system, offset somewhat by an increase in product development activity in the Seating Products Group.

     Amortization expense for the year ended February 22, 1997 of $10,607 was $1,108 more than the amount recorded in fiscal 1996 as a result of the Burns acquisition.

     Net interest expense was $27,167 for the year ended February 22, 1997, or $8,531 higher than the net interest expense of $18,636 recorded for the comparable period in the prior year, and is due to the increase in the Company's long-term debt outstanding throughout most of fiscal 1997 as a result of the 9 7/8% Notes issued at the time of the Burns acquisition.

     Earnings before income taxes of $15,231 for the year ended February 22, 1997 were $75,312 more than the loss before income taxes of $60,081 in the prior year.

     Income taxes for the year ended February 22, 1997 were $1,522, or 10% of earnings before income taxes, as compared to no tax provision in fiscal 1996.

     Net earnings were $13,709, or $.72 per share, for the year ended February 22, 1997 as compared to a net loss of ($83,413) or ($5.15) per share for the comparable period in the prior year, which included the cumulative effect of an accounting change of $23,332.

RESULTS OF OPERATIONS -- YEAR ENDED FEBRUARY 24, 1996 COMPARED TO YEAR ENDED FEBRUARY 25, 1995

     Sales for the year ended February 24, 1996 were $232,582 or 1% greater than sales of $229,347 in the prior year. This increase in sales is primarily related to the inclusion of results of operations of Burns, which was acquired during the fourth quarter of fiscal 1996. Offsetting this increase in revenues was the negative impact of a ten-week strike at Boeing, which ended December 14, 1995.

     At February 24, 1996, the Company's backlog stood at approximately $450,000, up from $331,000 at February 25, 1995. The increase in backlog is attributable to the acquisition of Burns, along with solid growth from orders placed by the airlines. During the year ended February 24, 1996, and for the first time in over two years, the airlines placed orders for the Company's seating and galley products in excess of its shipment levels, resulting in an increase in its seating and galley products backlog. See "-- Bookings and Backlog Information."

     Gross profit was $72,551 or 31.2% of sales for the year ended February 24, 1996 and was $1,933 less than gross profit for the prior year of $74,484 which represented 32.5% of sales. The decrease in gross profit during the year ended February 24, 1996 is primarily the result of the mix of products sold.

     Selling, general and administrative expenses were $42,000 (18.1% of sales) for the year ended February 24, 1996. This was $10,213 higher than the comparable period in the prior year of $31,787 (13.9% of sales), principally due to costs associated with the Burns acquisition and related organizational changes brought about by this acquisition, higher promotional and selling costs associated with B/E's participation in annual industry trade shows, and higher medical benefits and legal costs during fiscal 1996.

     Effective as of the beginning of fiscal 1996 the Company changed its method of accounting for pre-contract engineering expenditures associated with customer orders. These expenditures, which previously were carried in inventory for amortization over future deliveries, are now expensed as incurred. As a result of this change in accounting method, research, development and engineering for the year ended February 24, 1996 increased by $45,467 to $58,327, as compared to $12,860 in the prior year.

     Amortization expense for the year ended February 24, 1996 of $9,499 was $455 less than the amount recorded in the prior year and is due to the lower level of intangible assets being amortized during fiscal 1996.

     Other expenses were $4,170 for the year ended February 24, 1996 and relate to costs associated with the integration and consolidation of the Company's European seating business. Other expenses for the fiscal year ended February 25, 1995 consisted of a charge of $23,736 related primarily to intangible assets and inventories associated with B/E's earlier generations of passenger entertainment systems.

     Interest expense, net was $18,636 for the year ended February 24, 1996 or $3,617 higher than the prior year. This increase is the result of an increase in the amount of the Company's long-term debt outstanding, as well as higher interest rates.

     No income tax benefit was provided for the year ended February 24, 1996 as compared to a tax benefit of $6,806 (36%) for the prior year.

     The Company recorded the cumulative effect of an accounting change of $23,332 during the year ended February 24, 1996. Such amount represents the total amount of capitalized pre-contract engineering costs which were included in inventories as of February 25, 1995.

     The net loss for fiscal 1996 was ($83,413) or ($5.15) per share as compared to a net loss of ($12,066) or ($.75) per share in the prior year.

BOOKINGS AND BACKLOG INFORMATION

     On September 15, 1997, British Airways ("BA") notified the Company of its decision not to conduct a flight trial of B/E's MDDS interactive video system. As a result, the Company believes that BA will ultimately select a competitor's system for their in-flight entertainment equipment needs.

     As a result of BA's decision not to move forward with the interactive program, as of August 1997, the Company debooked approximately $155,000 of backlog related to the MDDS program. At November 1997, the Company's backlog, after debooking the BA backlog, stood at approximately $560,000, which represents a year-to-year increase of approximately $140,000 or 33% versus the Company's backlog at the end of its fiscal 1997 third quarter, as similarly adjusted to exclude the amount then attributable to the BA MDDS backlog.

     Although the Company has debooked the BA backlog, the Company is continuing to complete the initial development and testing of the MDDS product and anticipates delivery of the first MDDS product to its launch customer, JAL, in 1998. See "Business -- Products and Services."

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity requirements consist primarily of working capital needs and scheduled payments of interest on its indebtedness. B/E's primary requirements for working capital have been directly related to increased accounts receivable and inventory levels as a result of revenue growth. B/E's working capital was $153,282 as of November 29, 1997, compared to $122,174 as of February 22, 1997.

     At November 29, 1997, the Company's cash and cash equivalents were $58,221 as compared to $44,149 at February 22, 1997. Cash provided from operating activities during the nine months ended November 29, 1997 was $27,792 and cash used in operating activities in the nine months ended November 30, 1996 was $10,147. The primary source of cash during the nine months ended November 29, 1997 was net earnings of $24,452, non-cash charges for depreciation and amortization of $18,482 and increases in accounts payable of $13,638 offset by a use of cash of $25,671 related to increases in inventories and receivables and $4,360 related to net decreases in other assets and liabilities.


     In May 1997, the Company amended its existing credit facilities with The Chase Manhattan Bank by increasing the aggregate principal amount that may be borrowed thereunder to $125,000 (the "Bank Credit Facility"). Following the Offering, the Bank Credit Facility consisted of a $25,000 Reducing Revolver and a $100,000 Revolving Facility. The amount of the Reducing Revolver will be reduced automatically by 12.5% on August 26, 2000 and on each of the seven succeeding quarterly anniversaries of such date. The Reducing Revolver is collateralized by all of the issued and outstanding capital stock of a wholly owned subsidiary and has a five-year maturity. The Revolving Facility is collateralized by all of the Company's accounts receivable, all of its inventory and substantially all of its other personal property and has a five-year maturity. The Bank Credit Facility contains customary affirmative covenants, negative covenants and conditions of borrowing. At November 29, 1997 indebtedness under the Bank Credit Facility were letters of credit amounting to approximately $4,572. Immediately following the Offering, the Company had approximately $120,000 available for subsequent borrowings under the Bank Credit Facility. On April 14, 1998 the Company announced that it had amended its credit facilities by increasing the aggregate principal amount that may be borrowed thereunder from $125 million to $200 million. Subsequent to the Offering, the Company has completed one and entered into a definitive agreement to make another strategic acquisition. The Company intends to finance the PBASCO and AMP acquisitions with the remaining proceeds of the Offering, cash from operations and borrowings under its Bank Credit Facility. See "Recent Developments."



     Long-term debt consists of the Old Notes and the 9 7/8% Notes which are due March 1, 2008 and February 1, 2006, respectively. The Company completed the Tender Offer for all outstanding 9 3/4% Notes on February 25, 1998. The Company redeemed the remaining outstanding 9 3/4% Notes that were not tendered in the Tender Offer on March 16, 1998 at a redemption price of 104.875% of the principal amount in the Redemption. Purchase of the 9 3/4% Notes pursuant to the Tender Offer and the Redemption was funded with a portion of the proceeds from the Offering. See "Use of Proceeds." The Company incurred an $8,956 extraordinary charge for unamortized debt issue costs, tender and redemption premiums and fees and expenses related to the repurchase of the 9 3/4% Notes.

     The Company's capital expenditures were $21,099, and $8,675 during the nine months ended November 29, 1997, and November 30, 1996, respectively. The increase in capital expenditures was primarily attributable to (i) the development of a new management information system to replace the Company's existing systems, many of which were inherited in acquisitions, and (ii) expenditures for plant modernization. The management information system is expected to be installed over the next 18 months and will be year 2000 compliant. The Company anticipates ongoing capital expenditures of approximately $25,000 per year for the next several years to be in line with expanded growth in business.

     The Company believes that cash flow from operations, proceeds from the sale of the Notes offered hereby and availability under the Bank Credit Facility will provide adequate funds for its working capital needs, planned capital expenditures and debt service obligations through the term of the Bank Credit Facility. The Company believes that it will be able to refinance the Bank Credit Facility prior to its termination, although there can be no assurance that it will be able to do so. The Company's ability to fund its operations and make planned capital expenditures, to make scheduled payments and to refinance its indebtedness depends on its future operating performance and cash flow, which, in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond its control.

INDUSTRY CONDITIONS

     The Company's customers are the world's commercial airlines. As a result, the Company's business is directly dependent upon the conditions in the commercial airline industry. In the late 1980s and early 1990s the world airline industry suffered a severe downturn which resulted in record losses and several air carriers seeking protection under bankruptcy laws. As a consequence, during such period, airlines sought to conserve cash by reducing or deferring scheduled cabin interior refurbishment and upgrade programs and delaying purchases of new aircraft. This led to a significant contraction in the commercial aircraft cabin interior products industry, and a decline in the Company's business and profitability. The airline industry has now experienced five consecutive years of profitability including record profitability in each of the last three calendar years. This financial turnaround has, in part, been driven by record load factors, rising fare prices and declining fuel costs. The airlines have substantially restored their balance sheets through cash generated from operations and debt and equity placements. As a result, the levels of airline spending on refurbishment and new aircraft purchases have expanded. However, due to the volatility of the airline industry there can be no assurance that the current profitability of the airline industry will continue or that the airlines will maintain or increase expenditures on cabin interior products for refurbishments or new aircraft.

     In addition, the airline industry is undergoing a process of consolidation and significantly increased competition. Such consolidation could result in a reduction in future aircraft orders as overlapping routes are eliminated and airlines seek greater economics through higher aircraft utilization. Increased airline competition may also result in airlines seeking to reduce costs by producing greater price competition from airline cabin interior products manufacturers, thereby adversely affecting the Company's margins.

     Recently, turbulence in the financial and currency markets of many Pacific Rim Countries has led to uncertainty with respect to the economic outlook for these countries. Of the Company's $560,000 of backlog at November 29, 1997, the Company had $69,000 with Asian carriers deliverable in fiscal 1999 and a further $74,000 deliverable in subsequent fiscal years. Of such existing Asian carrier backlog, approximately $48,000 is with JAL, Singapore Airlines and Cathay Pacific. Although not all Asian carriers have been affected by the current economic events in the Pacific Rim, certain carriers could cancel or defer their existing orders and future orders from airlines in these countries for the Company's cabin interior products may be adversely affected.

     The foregoing statements include forward-looking statements which involve risks and uncertainties. The Company's actual experience may differ materially from that discussed above. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," as well as future events that have the effect of reducing the Company's operating income and available cash balances, such as unexpected operating losses or delays in the integration of the Company's seating business, the delivery of the MDDS interactive video system, new or expected refurbishments, or cash expenditures related to possible future acquisitions.

                                    BUSINESS

INTRODUCTION

     B/E is the world's largest manufacturer of commercial aircraft cabin interior products, serving virtually all major airlines with a broad line of products, including aircraft seats, food and beverage preparation and storage equipment, galley structures and in-flight entertainment systems. In addition, B/E provides upgrade, maintenance and repair services for the products which it manufactures as well as for those supplied by other manufacturers.

     Management believes that the Company has achieved leading global market positions in each of its major product categories. B/E is the largest manufacturer of airline seats in the world, offering an extensive line of first class, business class, tourist class and commuter seats. The Company is also the world's largest manufacturer of galley equipment for both narrow- and wide-body aircraft, including a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, refrigeration equipment and galley structures. In addition, the Company is the leading manufacturer of passenger entertainment and service systems, including passenger control systems and individual passenger in-flight entertainment systems. The Company believes that individual passenger in-flight entertainment systems will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry.

INDUSTRY OVERVIEW

     The commercial aircraft cabin interior products industry encompasses a broad range of products and services, including not only aircraft seating products, passenger entertainment and service systems, and food and beverage preparation and storage systems, but also lavatories, lighting systems, evacuation equipment and overhead bins. Management estimates that the industry had annual sales in excess of $1.5 billion dollars during fiscal 1997.

     Historically, revenues in the cabin interior products industry have been derived from five sources: (i) retrofit programs in which airlines purchase new components to overhaul completely the interiors of aircraft already in service;
(ii) refurbishment programs in which airlines purchase components and services to improve the appearance and functionality of certain cabin interior equipment;
(iii) new installation programs in which airlines purchase new equipment to outfit a newly delivered aircraft; (iv) spare parts; and (v) equipment to upgrade the functionality or appearance of the aircraft interior. The retrofit and refurbishment cycles for commercial aircraft cabin interior products differ by product category. Aircraft seating typically has a refurbishment cycle of one to two years and a retrofit cycle of seven to eight years, although during the industry downturn, these periods tended to be extended. See "-- Recent Industry Conditions." Galley structures and products are periodically upgraded or repaired, and require a continual flow of spare parts, but may be retrofitted only once or twice during the life of the aircraft.

     The various product categories currently manufactured by the Company include:

          - AIRCRAFT SEATS. This is the largest single product category in the industry and includes first class, business class, tourist class and commuter seats. Management estimates that the aggregate size of the worldwide aircraft seat market (including spare parts) during fiscal 1998 was in excess of $530 million. Approximately ten companies worldwide, including the Company, supply aircraft seats, although the Company (which has an approximately 50% market share) and two other competitors share approximately 90% of the market.

          - PASSENGER ENTERTAINMENT AND SERVICE SYSTEMS ("PESS"). This product category includes individual seat video systems, overhead video projection systems, audio distribution systems, passenger control units ("PCUs") and related wiring and harness assemblies and sophisticated interactive telecommunications and entertainment systems. Management estimates that the aggregate size of the worldwide PESS market was approximately $300 million during fiscal 1998. Industry sources expect the PESS market to increase substantially in the near term as individual passenger entertainment systems become standard in-flight entertainment equipment in first, business and tourist classes on wide-body and, with the further development of live broadcast television on many narrow-body, aircraft. PESS products are currently supplied by approximately five companies worldwide. The Company has a market share of approximately 37% in individual passenger in-flight entertainment systems, determined on the basis of installed units as of November 29, 1997.

          - GALLEY PRODUCTS. This product category includes complete galley systems for both narrow- and wide-body aircraft, including a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, air chillers, wine coolers and other refrigeration equipment and other galley components. Management estimates that the aggregate size of the worldwide galley equipment market during fiscal 1998 was in excess of $360 million. The majority of the Company's sales of galley products have been associated with deliveries of new aircraft to the airlines (particularly galley structures and refrigeration equipment). While there are approximately 20 companies worldwide who supply galley equipment to the airline industry, the Company is the only manufacturer with a complete line of galley equipment.

     The Company operates in the commercial aircraft cabin interior products segment of the commercial airlines supplier industry. Revenues for similar classes of products or services within this business segment for the nine months ended November 1997 and 1996, and for the three most recent fiscal years are presented below (in millions):

                                                NINE MONTHS
                                                   ENDED
                                                  NOVEMBER          FISCAL YEAR
                                                ------------    --------------------
                                                1997    1996    1997    1996    1995
                                                ----    ----    ----    ----    ----
Seating products..............................  $197    $165    $217    $ 97    $100
Galley products...............................    96      75     101      79      81
Passenger entertainment and service systems...    48      32      52      33      34
Services......................................    22      36      42      23      14
                                                ----    ----    ----    ----    ----
          Total revenues......................  $363    $308    $412    $232    $229
                                                ====    ====    ====    ====    ====

RECENT INDUSTRY CONDITIONS

     The Company's principal customers are the world's commercial airlines. The airlines, particularly the U.S. carriers, incurred record losses during the three-year period ended December 31, 1993. The losses incurred during the downturn seriously impaired airline balance sheets and negatively influenced airline purchasing decisions with respect to both new aircraft and refurbishment programs. The domestic airlines in large part returned to profitable operations during calendar year 1994, and have achieved record operating earnings during calendar years 1995 through 1997, and have substantially restored their balance sheets since then through cash generated from operations and debt and equity placements. This improvement in the airlines' profitability and liquidity has, in turn, led to an increase in refurbishment and retrofit programs, which coupled with spares revenues generated approximately 60% of the Company's revenues for the nine months ended November 1997. Further, throughout calendar 1997, the aircraft manufacturers began experiencing a significant increase in new aircraft orders. Among those factors expected to affect the cabin interior products industry are the following:

          - Large Existing Installed Base. According to the Boeing Report, the world commercial passenger aircraft fleet, as of the end of 1996, consisted of 10,300 aircraft, including 3,000 aircraft with fewer than 120 seats, 4,511 aircraft with between 120 and 240 seats and 2,760 aircraft with more than 240 seats. Based on such fleet numbers, management estimates that the total worldwide installed base of commercial aircraft cabin interior products, valued at replacement prices, was approximately $9.5 billion at the end of 1997. This existing installed base will generate continued retrofit, refurbishment and spare parts revenue, particularly in light of the deterioration of existing interior cabin functionality and aesthetics resulting from the airlines' deferral of refurbishment programs in recent years.

          - Expanding Worldwide Fleet. Worldwide air traffic has grown in every year since 1946 (except in 1990) and, according to the Boeing Report, is projected to grow at a compounded average rate of approximately five percent per year through 2016, increasing annual revenue passenger miles from approximately 1.7 trillion in 1996 to approximately
     4.4 trillion by 2016. Airlines have recently been purchasing a significant number of new aircraft due in part to the current high load factors and the projected growth in worldwide air travel. According to the Boeing Report, the worldwide fleet of commercial passenger aircraft is projected to expand from approximately 10,300 at the end of 1996 to approximately 21,200 by the end of 2016. Related growth in aircraft interior product shipments associated with new aircraft deliveries began during calendar 1996. In 1997, Boeing shipped 375 aircraft versus 218 in 1996. In addition, Boeing has stated plans to ship 550 aircraft in each of calendar years 1998 and 1999. The Company generally receives orders related to new deliveries approximately six months before an aircraft is delivered. According to Airbus Industrie Global Market Forecast published in March 1997 (the "Airbus Industrie Report"), the worldwide installed seat base, which management considers to be a good indicator for potential growth in the aircraft cabin interior products industry, is expected to increase from approximately 1.7 million passenger seats at the end of 1996 to approximately 4.0 million passenger seats at the end of 2016. The expanding worldwide fleet will generate additional revenues from new installation programs, and the increase in the size of the installed base will generate additional and continual retrofit, refurbishment and spare parts revenue.

          - Wide-body Aircraft Orders. Orders for wide-body, long-haul aircraft constitute an increasing share of total new airframe orders. According to the July 1997 Airline Monitor, the percentage of Boeing aircraft deliveries projected to be wide-body aircraft for 1997 through 2001 is 39%, as compared to 33% for the three-year period ended December 31, 1995. Wide-body aircraft currently carry up to three times the number of seats as narrow-body aircraft, and because of multiple classes of service, including large first class and business class configurations, the Company's average revenue per seat on wide-body aircraft is also higher. Aircraft crews on wide-body aircraft may make and serve between 300 and 900 meals and may brew and serve more than 2,000 cups of coffee on a single flight. As a result, wide-body aircraft may require as much as seven times the dollar value of cabin interior products as narrow-body aircraft, as well as products which are technically more sophisticated and typically more expensive. Further, individual passenger in-flight entertainment systems are installed principally on wide-body aircraft. Airlines are increasingly demanding such systems for long-haul flights to attract and retain customers, especially as the quality of in-flight entertainment has become a differentiating factor in passengers' airline selection decisions. Such systems also provide the airlines with the opportunity to increase revenues per passenger mile, without raising ticket prices, by charging individually for services used. For these reasons, management believes that in the future, interactive in-flight entertainment systems will be installed on essentially all wide-body aircraft and, with the further development of live broadcast in-flight television, many narrow-body planes.

          - New Product Development. The commercial aircraft cabin interior products industry is engaged in intensive development and marketing efforts for a number of new products, including convertible seats, interactive individual passenger entertainment systems, live broadcast television for narrow-body domestic aircraft, advanced telecommunications equipment and new galley equipment. Interactive video technology provides a passenger with a wide range of computer capabilities, which are designed to accept information generated by the passenger and communicate such information to the cabin crew for assisting passengers and crew with food service selection, the purchase of duty-free goods, information in connection with the arrival time, connecting flights, gate and other passenger information, as well as facilitate effective on-board inventory control and provide individual entertainment. Live TV(TM), a new product line being developed by a joint venture between the Company and Harris Corporation, will provide live broadcast television via satellite to narrow-body aircraft allowing passengers the capability to view up to 48 different channels of television service. New cabin interior products will generate new installation and retrofit revenues as well as service revenues from equipment maintenance, inspection and repair.

          - Growing Upgrade, Maintenance, Inspection and Repair Service
     Markets. Historically the airlines have relied on their airframe and engine mechanics to repair or replace cabin interior products that have become damaged or otherwise non-functional. As cabin interior product configurations have become increasingly sophisticated and the airline industry increasingly competitive, the airlines have begun to outsource such services in order to increase productivity and reduce costs and overhead. Outsourced services include product upgrades (such as the installation of a telecommunications module or individual passenger entertainment unit in an aircraft seat not originally designed to accommodate such equipment), cabin interior product maintenance and inspection, as well as other repair services.

COMPETITIVE STRENGTHS

     The Company believes that it has a strong competitive position attributable to a number of factors including the following:

          - Leading Market Share and Significant Installed Base. Management believes that the Company has achieved leading global market positions in each of its major product categories, with market shares, based upon industry sources, of approximately 50% in aircraft seats, 90% in coffee makers, 90% in refrigeration equipment and 50% in ovens, based on dollar sales for the nine months ended November 29, 1997, and 37% in individual passenger in-flight entertainment systems, determined on the basis of installed base as of November 29, 1997. The Company believes these market shares provide it with significant competitive advantages in serving its customers, including economies of scale and the ability to commit greater product development, global product support and marketing resources. Furthermore, because of economies of scale, in part attributable to its large market shares and its approximate $3.3 billion installed base of cabin interior equipment (valued at replacement prices as of November 29, 1997), the Company believes it is among the lowest cost producers in the cabin interior products industry. The Company also believes that its large installed base provides B/E with a significant advantage over competitors in obtaining orders for retrofit and refurbishment programs, principally because airlines tend to purchase equipment from the original supplier. In addition, because of the need for compatible spare parts at airline maintenance depots and the desire of airlines to maximize fleet commonality, a single vendor is typically used for all aircraft of the same type operated by a particular airline.

          - Broadest Product Line in the Industry. Management believes the Company offers the broadest and the most technologically advanced line of products for the cabin interiors of commercial aircraft. With an established reputation for quality, service and product innovation, the Company enjoys broad recognition among the world's commercial airlines. The Company maintains a constant dialogue with a wide array of existing and potential customers, enabling it to become aware of emerging industry trends and needs and thereby play a leading role in product development. The Company has continued to expand its product line, believing that the airline industry increasingly will seek an integrated approach to the development, testing and sourcing of the aircraft's cabin interior.

          - Technological Leadership/New Product Development. Management believes that the Company is a technological leader in its industry, with the largest R&D organization in the industry currently comprised of approximately 500 engineers. The Company believes that its R&D effort and its on-site engineers at both the airlines and airframe manufacturers enable B/E to consistently introduce innovative products and thereby gain early entrant advantages and substantial market shares. Examples of such product development include: the introduction of several premium and main cabin class seats, which the Company believes provide greater comfort and are lighter in weight as a result of their ergonomic design and pre-engineered individual passenger comfort features; the Company's family of in-flight entertainment systems, which it believes to be superior to existing operational systems in terms of performance, reliability, weight, heat generation and flexibility to adapt to changing technology; a cappuccino/espresso maker; a quick chill wine cooling system; and a constant-pressure, steam cooking oven, which the Company believes substantially improves the appearance, aroma and taste of airline food.

          - Proven Track Record of Integration. The Company has demonstrated the ability to make strategic acquisitions and successfully integrate such acquired businesses by identifying opportunities to consolidate engineering, manufacturing and marketing activities, as well as rationalizing product lines. The Company has purchased nine businesses over the last nine years, for an aggregate purchase price of approximately $290 million. Since 1989, the Company has integrated each of its acquisitions by reducing the number of operating facilities acquired from 20 to nine and consolidating personnel at the acquired businesses, resulting in headcount reductions of approximately 1,300 employees.

GROWTH OPPORTUNITIES

     B/E believes that it is benefiting from three major growth trends occurring in the commercial aircraft cabin interior products industry:

          - Increase in Refurbishment and Upgrade Orders. B/E's substantial installed base provides significant ongoing revenues from replacements, upgrades, repairs and spare parts. Approximately 60% of B/E's revenues for the nine months ended November 29, 1997 were derived from refurbishment and upgrade orders. In the late 1980s and early 1990s, the airline industry suffered a significant downturn, which resulted in a deferral of cabin interior maintenance expenditures. Since early 1994, the airlines have experienced a turnaround in operating results, leading the domestic airline industry to record operating earnings during calendar years 1995 through 1997. Deterioration of cabin interior product functionality and aesthetics occurred within the commercial airline fleets during the industry downturn because of maintenance deferrals. Since the turnaround began, the airlines have experienced greater utilization resulting from higher load factors, which has encouraged airlines to increase spending on refurbishments and upgrades. The Company believes that it is well positioned to benefit over the next several years as a result of the airlines' dramatically improved financial condition and liquidity and the need to refurbish and upgrade cabin interiors. A significant portion of the Company's recent growth in backlog, revenues and operating earnings has been from refurbishment and upgrade programs, and the Company is currently experiencing a high level of new order quote activity related to such programs.

          - Expansion of Worldwide Fleet and Shift Toward Wide-Body
     Aircraft. Airlines have recently been purchasing a significant number of new aircraft in part due to current high load factors and the projected growth in worldwide air travel. According to the Current Market Outlook published by the Boeing Commercial Airplane Group in 1997 (the "Boeing Report"), worldwide air travel is projected to increase by 75% by calendar 2006 and the worldwide fleet of commercial passenger aircraft is projected to expand from approximately 10,300 at the end of 1996 to approximately 15,300 by the end of 2006 and to more than 21,200 by 2016. Related growth in aircraft interior product shipments associated with new aircraft deliveries began during calendar 1996. In 1997, Boeing shipped 375 aircraft versus 218 in 1996. In addition Boeing has stated plans to ship 550 aircraft in each of calendar years 1998 and 1999. The Company generally receives orders related to new aircraft deliveries approximately six months before the delivery date. Furthermore, according to the July 1997 Airline Monitor, the percentage of new Boeing aircraft deliveries projected to be wide-body aircraft for 1997 through 2001 is 39% as compared to 33% for the five year period ended December 31, 1996. This shift toward wide-body aircraft is significant to the Company since these aircraft require as much as seven times the dollar value of cabin interior products as narrow-body aircraft, including substantially more seats, galley equipment and in-flight entertainment products.

          - Emergence of Individual Passenger In-flight Entertainment Systems as a Major New Product Category. Airlines increasingly are demanding individual passenger in-flight entertainment systems as a method to attract and retain customers, as the availability of such service affects passengers' decisions on airline selection. These systems also provide the airlines with the opportunity to generate increased revenues, without raising ticket prices, by charging passengers for the services used. In June 1997, the Company announced a joint venture with Harris Corporation to develop and deliver live broadcast television (LiveTV(TM)) to domestic narrow-body commercial aircraft. The Company expects that in-flight entertainment systems, including the new technology designed to deliver live broadcast television on domestic narrow-body aircraft, will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry.

          The Company has developed a number of individual in-flight entertainment systems that are designed to meet the varying technological and price specifications of the airlines. The Company's two current systems are (i) the B/E 2000, with an installed base of approximately 28,000 units, which is a system that provides non-interactive video programming and (ii) the B/E 2000M, with an installed base of approximately 6,000 units, which offers similar functionality to the B/E 2000 but can be upgraded to the Company's Multimedia Digital Distribution System ("MDDS") product. The MDDS product, which is in its final development stage, is a fully interactive entertainment system with the capacity to provide movies on demand, telecommunications, gaming and other services. The Company has completed the initial development and testing of the MDDS product and anticipates delivery of the first MDDS product to its launch customer, Japan Airlines ("JAL"), in 1998. The Company also anticipates completing the engineering necessary to enable installation of the MDDS as a line fit option on Boeing aircraft in 1998. As of November 29, 1997 B/E had an in-flight entertainment systems backlog of approximately $139 million.

BUSINESS STRATEGY

     The Company's business strategy is to maintain its leadership position and best serve its airline customers by (i) offering the broadest and most integrated product line in the industry for both new product sales and follow-on products and services; (ii) pursuing a worldwide marketing approach focused by airline and encompassing the Company's entire product line; (iii) remaining the technological leader, as well as significantly growing its installed base of products, in the developing in-flight individual passenger entertainment market;
(iv) enhancing its position in the growing upgrade, maintenance, inspection and repair services market; and (v) pursuing selective strategic acquisitions in the commercial aircraft cabin interior products industry.

PRODUCTS AND SERVICES

  Seating Products

     The Company is the world's leading manufacturer of aircraft seats, offering a wide selection of first class, business class, tourist class and commuter seats. A typical seat manufactured and sold by the Company includes the seat frame, cushions, armrests and tray table, together with a variety of optional features such as in-flight entertainment systems, oxygen masks and telephones. Management estimates that the Company has an aggregate installed base as of November 29, 1997 of aircraft seats, valued at replacement prices, of approximately $1.8 billion comprised of more than 900,000 seats.

          - Tourist Class. The Company is the leading worldwide manufacturer of tourist class seats. B/E has designed tourist class seats which incorporate features not previously utilized in that class, such as top-mounted passenger control units, footrests and improved oxygen systems.

          - First and Business Classes. First class and business class seats are generally larger, heavier and more complicated in design, and are substantially more expensive than tourist class aircraft seats. The Company's first class seats and certain of its business class seats are equipped with articulating bottom cushion suspension systems, sophisticated hydraulic leg-rests, lumbar massage devices, adjustable thigh support cushions, reading lights, adjustable head and neck supports and large tables.

          - Convertible Seats. The Company has developed two types of seats which can be converted from tourist class triple-row seats to business class double-row seats with minimal conversion complexity. Convertible seats allow airline customers to optimize the ratio of business class to tourist class seats for a given aircraft configuration.

          - Commuter Seats. The Company is the leading manufacturer of commuter seats in both the U.S. and worldwide markets. The Company's Silhouette(TM) Composite commuter seats are similar to commercial jet seats in comfort and performance but are lightweight and require minimal maintenance.

          - Spares. Aircraft seats are exposed to significant stress in the course of normal passenger activity, and certain seat parts are particularly susceptible to damage from continued use. As a result, a significant market exists for spare parts.

  Passenger Entertainment and Service Systems

     Management estimates that the Company has the largest installed base of PESS products in the world, which, valued at replacement prices, is approximately $340 million. The Company has the leading share of the market for PCUs and related wiring and harness assemblies, and has developed products aimed at other portions of the PESS market, including individual seat video systems, advanced multiplexer and hard-wired distribution systems and other products. The Company believes that it is a market leader in individual passenger in-flight entertainment systems and that this product category will be the fastest growing, and among the largest, product categories in the commercial aircraft cabin interior products industry in the future.

          - Individual Passenger Entertainment. The Company has developed a number of in-flight entertainment systems that are designed to meet the technological and price specifications of the airlines:

             B/E 2000. The B/E 2000, introduced in 1991, is one of the Company's first-generation individual inflight video systems and offers centralized electronic distribution of a limited range of programming. Since its introduction, the Company has installed approximately 28,000 units of the B/E 2000 and earlier generation individual passenger video systems with 10 airlines.

             MDDS Family. The Company has developed a family of next-generation, individual passenger in-flight entertainment products, which includes the 2000M and the MDDS:

                B/E 2000M -- The B/E 2000M is an in-flight entertainment system that offers similar functionality to the 2000 but can be upgraded to the Company's fully interactive MDDS. Since its introduction in 1994, the Company has installed approximately 6,000 units.

                MDDS -- B/E's MDDS is being developed as a state-of-the-art, fully interactive individual passenger in-flight entertainment system which has the capacity to offer numerous movies on demand, telecommunications, gaming, Nintendo(TM), Sega(TM) and PC-based games, in-flight shopping and, in the future, live television, among other services. The Company has completed the initial development and testing of the MDDS product and anticipates delivery of the first MDDS product to its launch customer, JAL, in 1998. The Company also anticipates completing the engineering necessary to enable installation of the MDDS as a line fit option on Boeing aircraft in 1998.

     As of November 29, 1997, B/E had entered into agreements to supply individual passenger entertainment systems to a number of airlines, including United Airlines, JAL, Asiana Airlines, Air France and KLM, and had an in-flight entertainment systems backlog of approximately $139 million.

          - LiveTV(TM). In June 1997, the Company announced a joint venture with Harris Corporation to develop and market a system which will allow airline passengers to receive in-flight, live broadcast television aboard narrow-body commercial aircraft at each individual passenger seat. The Company will control a 51 percent voting interest in the joint venture. Under the joint venture agreement, B/E will provide its individual-seat video distribution system as its part of the overall LiveTV(TM) reception system, while Harris Corporation will provide the specialized aircraft antenna and receiver system to enable in-the-air reception. The Company expects to be in a position to commence deliveries to a launch customer for LiveTV(TM) in 1998.

          - PCUs, Wiring and Harness Assemblies. The Company's PCU product line is the broadest in the industry, including over 300 different designs which are functionally similar but differ widely due to the style preferences and technical requirements of the various airlines. Wiring and harness assemblies (which stabilize installed wiring) are sold as a package with PCUs and vary as widely as PCU types.

          - Distribution Systems. The Company has manufactured hard-wired audio (since 1963) and video distribution systems (since 1992) and is currently the principal supplier of such systems to the airline industry. The Company also offers frequency division multiplex distribution systems which deliver substantially improved audio performance compared to competitors' multiplex systems.

  Galley Equipment and Structures

     The Company is the world's largest manufacturer of galley equipment for both narrow and wide-body aircraft, offering a wide selection of galley structures, coffee and beverage makers, water boilers, ovens, liquid containers, refrigeration equipment and other galley components. Management estimates that the Company has an aggregate installed base of galley equipment and structures, valued at replacement prices, of approximately $1.1 billion.

          - Coffee Makers. The Company is the leading manufacturer of aircraft coffee makers, with the Company's equipment currently installed in virtually every type of aircraft for almost every major airline. The Company manufactures a broad line of coffee makers, coffee warmers and water boilers including the Flash Brew Coffee Maker, with the capability to brew 54 ounces of coffee in one minute, a Combi(TM) unit which will both brew coffee and boil water for tea while utilizing 25% less electrical power than traditional 5,000 watt water boilers, and a recently introduced cappuccino/espresso maker.

          - Ovens. The Company is the leading supplier of a broad line of specialized ovens, including high-heat efficiency ovens, high-heat convection ovens, and warming ovens. The Company's newest offering, the DS-2000 Steam Oven, represents a new method of preparing food in-flight by maintaining constant temperature and moisture in the food. It addresses the airlines' need to provide a wider range of foods than can be prepared by convection ovens.

          - Refrigeration Equipment. The Company is the worldwide industry leader in the design, manufacture, and supply of commercial aircraft refrigeration equipment. The Company recently introduced a self-contained wine and beverage chiller, the first unit specifically designed to rapidly chill wine and beverages on board an aircraft.

          - Galley Structures. Galley structures are generally custom designed to accommodate the unique product specifications and features required by a particular carrier. Galley structures require intensive design and engineering work and are among the most sophisticated and expensive of the aircraft's cabin interior products. The Company provides a variety of galley structures, closets and class dividers, emphasizing sophisticated and higher value-added galleys for wide-body aircraft.

  Services and Specialty Products

     The Company is an active participant in the growing service and custom products markets. Management believes that the Company's broad and integrated product line and close relationships with its airline and leasing customers position the Company to become a leading service provider in this market. Most participants in this market are small, and management believes that the Company is the only major product manufacturer in the industry currently participating in this market.

          - Services. The Company provides a comprehensive compliment of services for cabin interior products on board aircraft either between flights or on an overnight basis, or at one of more of seven service centers in the worldwide service network. The spectrum of services includes systems check and components repair, parts inventory and management, refurbishment of seating products, on board surveys regarding status and product installations, as well as data support functions such as loading and updating of in-flight systems entertainment software, direct satellite broadcast systems support and systems integration.

          - Specialty Products. The Company manufacturers several specialty products for the commercial airline industry including flight attendant seats, observer seats, and custom products in the passenger seating area. The Company maintains a staff of engineers to design and certify various modules and kits to accommodate individual passenger video and telecommunications modules in seat backs and center consoles which were originally not designed for such applications. The Company believes it is able to provide products for unique applications more rapidly than original manufacturers.

RESEARCH, DEVELOPMENT AND ENGINEERING

     The Company works closely with commercial airlines to improve existing products and identify customers' emerging needs. B/E's expenditures in research, development and engineering totaled $35.0 million, $27.8 million, $37.1 million, $58.3 million, and $12.9 million for the nine months ended November 29, 1997 and November 30, 1996 and the fiscal years ended February 22, 1997, February 24, 1996, and February 25, 1995, respectively. The increase in expenses during the current period is the result of the substantial completion of the Boeing Line Fit certification activities for MDDS and ongoing product development activity in the seating and galley products groups. B/E employs approximately 500 professionals in the engineering and product development areas. The Company believes that it has the largest engineering organization in the cabin interior products industry, with not only software, electronic, electrical and mechanical design skills but also substantial expertise in materials composition and custom cabin interior layout design.

MARKETING AND CUSTOMERS

     The Company markets and sells its products directly to virtually all of the world's major airlines. B/E has a sales and marketing organization of 107 persons, along with 15 independent sales representatives. B/E sales to non-US airlines were $164.1 million, $152.6 million, $203.4 million, $124.5 million, and $114.5 million for the nine months ended November 29, 1997 and November 30, 1996 and the fiscal years ended February 22, 1997, February 24, 1996, and February 25, 1995, respectively, or approximately 45%, 49%, 49%, 54%, 50%, respectively, of net sales during such periods.

     Airlines select manufacturers of cabin interior products primarily on the basis of custom design capabilities, product quality and performance, on time delivery, after-sales service and price. B/E believes that its large installed base, its timely responsiveness in connection with the custom design, manufacture, delivery and after-sales service of its products and its broad product line and stringent customer and regulatory requirements all present barriers to entry for potential new competitors in the cabin interior products market.

     The Company believes that its integrated worldwide marketing approach, focused by airline and encompassing the Company's entire product line, is preferred by airlines. Led by a B/E senior executive, teams representing each product line serve designated airlines which together accounted for approximately 60% of the purchases of products manufactured by B/E during fiscal 1997. These airline customer teams have developed customer specific strategies to meet each airline's product and service needs. The Company also staffs "on-site" customer engineers at major airlines and airframe manufacturers to represent its entire product line and work closely with the customers to develop specifications for each successive generation of products required by the airlines. These engineers help customers integrate the wide range of cabin interior products and assist in obtaining the applicable regulatory certification for each particular product or cabin configuration. Through its on-site customer engineers, the Company expects to be able to more efficiently design and integrate products which address the requirements of its customers. The Company provides program management services, integrating all on-board cabin interior equipment and systems, including installation and FAA certification, allowing airlines to substantially reduce costs. The Company believes that it is one of the only suppliers in the commercial aircraft cabin interior products industry with the size, resources, breadth of product line and global product support capability to operate in this manner.

     At the beginning of fiscal 1998, the Company initiated a program management discipline under which a program manager is assigned for each significant contract. The program manager is responsible for all aspects of the specific contract, including management of change orders and negotiation of the related non-recurring engineering charges, monitoring the progress of the contract through its scheduled delivery dates, and overall profitability associated with the contract. The Company believes that it and its customers derive substantial benefit from its program management approach, including better on-time delivery and higher service levels. The Company also believes its program management approach results in better customer satisfaction and higher profitability over the life of the contract.

     During the nine month period ended November 29, 1997, one customer accounted for approximately 17% of the Company's total revenues, and no other customer accounted for more than 10% of such revenues.

Because of differing schedules of various airlines for purchases of new aircraft and for retrofit and refurbishment of existing aircraft, the portion of the Company's revenues attributable to particular airlines varies from year to year.

BACKLOG

     Management estimates that B/E's backlog at November 29, 1997 was approximately $560 million, approximately 49% of which management believes to be deliverable over the next 12 months, compared with a backlog of $420 million on November 30, 1996 (as similarly adjusted for the debooking of the British Airways MDDS program in August 1997).

CUSTOMER SERVICE

     The Company believes that it provides the highest level of customer service and product support available in the commercial aircraft cabin interior products industry and that such service is a critical factor in the Company's success. The key elements of such service include (i) rapid response to requests for engineering designs, proposal requests and technical specifications; (ii) flexibility with respect to customized features; (iii) on-time delivery; (iv) immediate availability of spare parts for a broad range of products; and (v) prompt attention to customer problems, including onsite customer training. Customer service is particularly important to airlines due to the high cost to the airlines of late delivery, malfunctions and other problems.

WARRANTY AND PRODUCT LIABILITY

     The Company warrants its products, or specific components thereof, for periods ranging from one to ten years, depending upon product type and component. The Company generally establishes reserves for product warranty expense on the basis of the ratio of warranty costs incurred by the product over the warranty period to sales of the product over the warranty period. Actual warranty costs reduce the warranty reserve as they are incurred. Management periodically reviews the adequacy of accrued product warranty reserves; and revisions of such reserves are recognized in the period in which such revisions are determined.

     The Company also carries product liability insurance. The Company believes that its insurance is generally sufficient to cover product liability claims.

COMPETITION

     The commercial aircraft cabin interior products market is relatively fragmented with a number of competitors in each of the individual product categories. Due to the global nature of the commercial airline industry, competition in product categories comes from both U.S. and foreign manufacturers. However, as aircraft cabin interiors have become increasingly sophisticated and technically complex, airlines have demanded higher levels of engineering support and customer service than many smaller cabin interior products suppliers can provide. At the same time, airlines have recognized that cabin interior product suppliers must be able to integrate a wide range of products, including sophisticated electronic components, particularly in wide-body aircraft. Management believes that these increasing demands of airlines upon their suppliers will result in a number of suppliers leaving the cabin interior products industry and a consolidation of those suppliers which remain. The Company has participated in this consolidation through strategic acquisitions and internal growth and intends to continue to participate in the consolidation.

     The Company's principal competitors for seating products include Group Zodiac S.A., Keiper Recaro GmbH, and a number of other producers in the European community and Japan. The Company's principal competitors for PESS products are MAS and Rockwell Collins. The Company's primary competitors for galley products are JAMCO Limited and Britax, PLC.

MANUFACTURING AND RAW MATERIALS

     The Company's manufacturing operations consist of both the in-house manufacturing of component parts and sub-assemblies and the assembly of Company specified and designed component parts which are purchased from outside vendors. The Company maintains state-of-the-art facilities, and management has an on-going strategic manufacturing improvement plan utilizing focused factories and cellular production technologies. Management expects that continuous improvement from implementation of this plan for each of its product lines will occur over the next several years and should lower production costs, cycle times and inventory requirements and at the same time improve product quality and customer response.

GOVERNMENT REGULATION

     The FAA prescribes standards and licensing requirements for aircraft components, and licenses component repair stations within the United States. Comparable agencies regulate such matters in other countries. The Company holds several FAA component certificates and performs component repairs at a number of its US facilities under FAA repair station licenses. The Company also holds an approval issued by the UK Civil Aviation Authority to design, manufacture, inspect and test aircraft seating products in Leighton Buzzard, England and in Kilkeel, Northern Ireland and the necessary approvals to design, manufacture, inspect, test and repair its galley products in Nieuwegein, The Netherlands and to inspect, test and repair products at its six service centers throughout the world.

     In March 1992, the FAA adopted Technical Standard Order C127 which requires that all seats on certain new generation commercial aircraft installed after such date be certified to meet a number of new safety requirements, including an ability to withstand a 16G force. Management understands that the FAA plans to adopt in the near future additional regulations which will require that within the next five years all seats, including those on existing older commercial aircraft which are subject to the FAA's jurisdiction, will have to comply with similar seat safety requirements. At November 29, 1997, the Company had developed eleven different seat models which meet these new seat safety regulations.

PATENTS

     B/E currently holds 43 United States patents and 14 international patents, covering a variety of products. However, the Company believes that the termination, expiration or infringement of one or more of such patents would not have a material adverse effect on the Company.

EMPLOYEES

     As of November 29, 1997, B/E had approximately 3,481 employees. Approximately 72% of these employees are engaged in manufacturing, 14% in engineering, research and development, and 14% in sales, marketing, product support and general administration. Approximately 19% of the employees are represented by a union. On April 25, 1997, the Company completed negotiations with its only domestic union which represents 12% of the Company's employees. This contract, which covers a period of three years, was ratified by the members of the union on April 26, 1997. B/E considers its employee relations to be good.

PROPERTY

     As of November 29, 1997, B/E had 15 principal facilities, comprising an aggregate of approximately 1,088,100 square feet of space. The following table describes the principal facilities and indicates the location, function, approximate size and ownership status of each:

                                                                                  FACILITY
                                                                                    SIZE
               LOCATION                          PRODUCTS AND FUNCTION           (SQ. FEET)   OWNERSHIP
               --------                          ---------------------           ----------   ---------
CORPORATE
Wellington, Florida....................  Corporate headquarters, finance,          17,700      Owned
                                         marketing sales
Longwood, Florida......................  Administration                             1,300      Leased
SEATING PRODUCTS
Litchfield, Connecticut................  Manufacturing, service and warehousing   147,700      Owned

                                                                                  FACILITY
                                                                                    SIZE
               LOCATION                          PRODUCTS AND FUNCTION           (SQ. FEET)   OWNERSHIP
               --------                          ---------------------           ----------   ---------
Winston-Salem, North Carolina..........  Seating products group headquarters,     264,800      Owned
                                         research and development, finance,
                                         marketing, sales and manufacturing
Leighton Buzzard, England..............  Manufacturing, service, research and     114,000     Owned(a)
                                         development, sales support, finance
                                         and warehousing
Kilkeel, Northern Ireland..............  Manufacturing, sales support and          38,500      Owned
                                         warehousing
GALLEY PRODUCTS:
Anaheim, California....................  Manufacturing, service, research and      57,100      Leased
                                         development, sales support, finance
                                         and warehousing
Delray Beach, Florida..................  Manufacturing, service, research and      52,000      Owned
                                         development, sales support, finance
                                         and warehousing; galley products group
                                         headquarters
Jacksonville, Florida..................  Manufacturing, service, engineering,      75,000      Owned
                                         and warehousing
Nieuwegein, The Netherlands............  Manufacturing, service, research and      39,000      Leased
                                         development, sales support, finance
                                         and warehousing
PESS PRODUCTS:
Irvine, California.....................  Manufacturing, service, research and     106,700      Leased
                                         development, sales support, finance
                                         and warehousing; In-flight
                                         entertainment group headquarters
SERVICES:
Orange, California.....................  Upgrade, maintenance, inspection and     106,300      Leased
                                         repair, finance, sales support and
                                         warehousing; service group
                                         headquarters
Burnsville, Minnesota..................  Upgrade, maintenance, inspection and       7,200      Leased
                                         repair
Woodville, Washington..................  Upgrade, maintenance, inspection and      26,800      Leased
                                         repair
Chesham, England.......................  Upgrade, maintenance, inspection and      34,000     Owned(a)
                                         repair

---------------
(a) B/E's owned properties in England are mortgaged to Barclays Bank PLC to collateralize credit facilities of FEEL in aggregate amounts of up to approximately L5.0 million.

     The Company believes that its facilities are suitable for their present intended purposes and adequate for the Company's present and anticipated level of operations. As a result of recent conditions in the airline industry as described in "-- Industry Overview" and "-- Recent Industry Conditions," B/E's facilities have been substantially underutilized for the past several years. The Company believes that its ongoing facility integration program, together with anticipated continued growth in airline profitability, should result in significant improvement in the degree of utilization in the Company's facilities.

LEGAL PROCEEDINGS

     The Company is not a party to litigation or other legal proceedings which the Company believes could reasonably be expected to have a material adverse effect on the Company's business, financial condition and results of operations.

     In January 1998, the Company resolved a long-running dispute with the U.S. Government over export sales between 1992 and 1995 to Iran Air. The dispute centered on shipments of aircraft seats and related spare parts for five civilian aircraft operated by Iran. Iran Air purchased the seats in 1992 and arranged for them to be installed by a contractor in France. At the time, Iran was not the subject of a U.S. trade embargo. In connection with its sale of seats to Iran Air, B/E applied for and was granted a validated export license by the U.S. Department of Commerce (the "DOC"). The dispute with the U.S. Government centered on whether seats were delivered to Iran Air before the formal license was issued by the DOC, some seven months after B/E first applied for the license. This action resolved all disputes between B/E Aerospace and the Department of Justice as well as the DOC's Bureau of Export Enforcement. As part of the settlement, B/E plead guilty to a violation of the International Economic Emergency Powers Act and was placed on probation for a three-year period. In addition, B/E entered into a consent order with the DOC under which the DOC has agreed to suspend the imposition of a three-year export denial order on PTC Aerospace, a member of B/E's U.S. Seating Products Group, provided no further violations of the export laws occur. The Company recorded a charge of $4.7 million in its fourth quarter of fiscal 1998, which ended February 28, 1998, related to fines, civil penalties and associated legal fees arising from the settlement. See "Recent Developments."

                                   MANAGEMENT

     The following table sets forth information regarding the directors and executive officers of the Company. Officers of the Company are elected annually by the Board of Directors.

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
Amin J. Khoury............................  58     Chairman of the Board
Robert J. Khoury..........................  55     Vice Chairman of the Board and Chief
                                                   Executive Officer and Director
Paul E. Fulchino..........................  51     President, Chief Operating Officer and
                                                   Director
Marco C. Lanza............................  41     Executive Vice President, Marketing and
                                                   Product Development
Thomas P. McCaffrey.......................  43     Corporate Senior Vice President of
                                                   Administration, Chief Financial Officer
                                                   and Assistant Secretary
E. Ernest Schwartz........................  61     Corporate Senior Vice President,
                                                   Development and Planning
Edmund J. Moriarty........................  54     Corporate Vice President -- Law, General
                                                   Counsel and Secretary
Jeffrey P. Holtzman.......................  42     Vice President, Treasurer and Assistant
                                                   Secretary
Sam G. Ayoub..............................  55     Group Vice President and General Manager,
                                                   Services Group
G. Bernard Jewell.........................  56     Group Vice President and General Manager,
                                                   Seating Products Group
Roman G. Ptakowski........................  49     Group Vice President and General Manager,
                                                   Galley Products Group
Jim C. Cowart.............................  45     Director**
Richard G. Hamermesh......................  49     Director*
Brian H. Rowe.............................  65     Director**
Hansjoerg Wyss............................  61     Director*

---------------
*  Member, Audit Committee.

** Member, Stock Option and Compensation Committee.

     The Company's Restated Certificate of Incorporation provides that the Board of Directors is classified into three classes, as nearly as equal in number as possible, so that each director (after a transitional period) will serve for three years, with one class of directors being elected each year. The Board is currently comprised of three Class I Directors (Brian H. Rowe, Jim C. Cowart and Paul E. Fulchino), two Class II Directors (Robert J. Khoury and Hansjoerg Wyss) and two Class III Directors (Amin J. Khoury and Richard G. Hamermesh). The terms of the Class I, Class II and Class III Directors expire upon the election and qualification of successor directors at annual meetings of stockholders held following the end of fiscal years 1998, 1996 and 1997, respectively. The executive officers of the Company are elected annually by the Board of Directors following the annual meeting of stockholders and serve at the discretion of the Board of Directors.

     Amin J. Khoury has been Chairman of the Board of the Company since July 1987 and was Chief Executive Officer until April 1, 1996. Since 1986, Mr. Khoury has also been the Managing Director of The K.A.D. Companies, Inc., an investment, venture capital and consulting firm. Mr. Khoury is currently the Chairman of the Board of Directors of Applied Extrusion Technologies, Inc., a manufacturer of oriented polypropylene films used in consumer products labeling and packaging applications, and a member of the Board of Directors of Brooks Automation, Inc., the leading manufacturer in the U.S. of vacuum central wafer handling systems for semiconductor manufacturing. Mr. Khoury is employed by the Company pursuant to an Employment Agreement extending through December 31, 2001. Mr. Khoury is the brother of Robert J. Khoury.

     Robert J. Khoury has been a Director of the Company since July 1987. Mr. Khoury was elected Vice Chairman and Chief Executive Officer effective April 1, 1996; from July 1987 until that date, Mr. Khoury served as the Company's President and Chief Operating Officer. From 1986 to 1987, Mr. Khoury was Vice President of The K.A.D. Companies, Inc. The Company has entered into an Employment Agreement with Mr. Khoury extending through February 28, 2001. Mr. Khoury is the brother of Amin J. Khoury.

     Paul E. Fulchino was elected a Director and President and Chief Operating Officer of the Company effective April 1, 1996. From 1990 to 1996, Mr. Fulchino served as President and Vice Chairman of Mercer Management Consulting, Inc. ("Mercer"), a general management consulting firm with over 1,100 employees. In addition to his management responsibilities as President of Mercer, Mr. Fulchino also had responsibility for advising clients throughout the world, particularly with respect to the transportation industry, including a number of major airlines. The Company has entered into an Employment Agreement with Mr. Fulchino extending through March 31, 1999.

     Marco C. Lanza has been the Executive Vice President, Marketing and Product Development since January 1994. From March 1992 through January 1994, Mr. Lanza was Vice President and General Manager of the In-flight Entertainment Group of the Company. From 1987 through February 1992, Mr. Lanza was Vice President, Marketing and Product Development of the Company. The Company has entered into an Employment Agreement with Mr. Lanza extending through December 31, 1999.

     Thomas P. McCaffrey has been Corporate Senior Vice President of Administration, Chief Financial Officer and Assistant Secretary since May 1993. From August 1989 through May 1993, Mr. McCaffrey was an Audit Director with Deloitte & Touche LLP, and from 1976 through 1989 served in several capacities, including Audit Partner, with Coleman & Grant. The Company has entered into an Employment Agreement with Mr. McCaffrey extending through December 31, 1999.

     E. Ernest Schwartz has been Corporate Senior Vice President -- Development and Planning since December 1997. From March 1997 through November 1997 was Vice President and General Manager of the Galley Products Group of the Company since March 1992. From 1986 through February 1992, Mr. Schwartz was President of Aircraft Products Company, which was acquired by the Company in 1992.

     Edmund J. Moriarty has been Corporate Vice President, General Counsel and Secretary since November 16, 1995. From 1991 to 1995, Mr. Moriarty served as Vice President and General Counsel to Rollins, Inc., a national service company. From 1982 through 1991, Mr. Moriarty served as Vice President and General Counsel to Old Ben Coal Company, a wholly owned coal subsidiary of The Standard Oil Company.

     Jeffrey P. Holtzman has been Treasurer since September 1993 and Vice President since November 1996. From June 1986 to July 1993, Mr. Holtzman served in several capacities at FPL Group, Inc., including Assistant Treasurer and Manager of Financial Planning. Mr. Holtzman previously worked for Mellon Bank, Gulf Oil and Arthur Young & Company.

     Sam G. Ayoub has been Vice President and General Manager of the Company's Services Group since May 1996 and from November 1994 through April 1996, was Executive Vice President-Services. From 1984 to 1994 Mr. Ayoub served in several capacities with AAR Corp. including Corporate Vice President Marketing and President-Technical Services Division. Prior to that Mr. Ayoub was with United Airlines for 20 years with his last position being General Manager of their Cargo Division.

     G. Bernard Jewell has been Vice President and General Manager of the Company's Seating Products Group since March 1996. From February 1994 through February 1996, Mr. Jewell was Group Vice President, Services Group of the Company. From April 1992 through January 1994, Mr. Jewell was Group Vice President, Marketing and Product Development of the Company. From 1988 to 1992, Mr. Jewell was President of Burns Aerospace Corporation, a manufacturer of commercial aircraft cabin interior products.

     Roman G. Ptakowski has been the Vice President and General Manager of the Galley Products Group since December 1997. From September 1995 through December 1997, Mr. Ptakowski was Vice President, Sales and Marketing of the Galley Products Group of the Company. From January 1995 through August 1995, Mr. Ptakowski served as Senior Vice President, Marketing for Farrel Corporation. Prior to that he was with the ABB Power T&D Company Inc. and Westinghouse Electric Corp. for 25 years with his last position being General Manager of their Protective Relay Division.

     Jim C. Cowart has been a Director of the Company since November 1989. Since January 1993, Mr. Cowart has been the Chairman of the Board of Directors and Chief Executive Officer of Aurora Electronics, Inc. Since January 1992, Mr. Cowart has also been a Director of EOS Capital, Inc., a private capital firm retained by the Company for strategic planning, competitive analysis, financial relations and other services. From 1987 until 1991, Mr. Cowart was a general partner of Capital Resource Partners, a private capital investment manager. From 1982 to 1987, Mr. Cowart was a Senior Vice President of Investment Banking at Shearson Lehman Brothers and was the President of Shearson Venture Capital, Inc.

     Richard G. Hamermesh has been a Director of the Company since July 1987. Since August 1987, Dr. Hamermesh has been the Managing Partner of the Center for Executive Development, an independent executive education consulting company, and, from December 1986 to August 1987, Dr. Hamermesh was an independent consultant. Prior to such time, Dr. Hamermesh was on the faculty at the Harvard Business School. Dr. Hamermesh is also a Director of Applied Extrusion Technologies, Inc.

     Brian H. Rowe has been a Director of the Company since July 1995. Mr. Rowe is currently Chairman Emeritus of GE Aircraft Engines, a principal business unit of the General Electric Company, where he also served as Chairman from September 1993 through January 1995 and as President from 1979 through 1993. From March 1994 to November 1995, Mr. Rowe served as a Director of Astrostructures Hamble Limited, a manufacturer of military and civil aircraft components. Since March 1995, Mr. Rowe has also been a Director of Atlas Air Inc., an air cargo carrier. Since January 1980 Mr. Rowe has been a Director of Fifth Third Bank, an Ohio banking corporation. Since October 1995, Mr. Rowe has been a Director of Cincinnati Bell Inc., a communications services company. Since December 1996, Mr. Rowe has also been a Director of Stewart & Stevenson Services, Inc., a custom packager of engine systems, and Textron Inc., a manufacturer of mechanical devices for aircraft and other applications. Since January 1996, Mr. Rowe has served as Executive Vice Chairman of American Regional Aircraft Industries, Inc.

     Hansjoerg Wyss has been a Director of the Company since October 1989. Since 1977, Mr. Wyss has been a Director and the Chairman and Chief Executive Officer of Synthes (U.S.A.) and Synthes (Canada), Ltd., manufacturers and distributors of orthopedic implants and instruments.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table and notes thereto set forth certain information with respect to the beneficial ownership of the Company's Common Stock as of January 31, 1998 by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock of the Company; (ii) each of the chief executive officer and the four other most highly paid executive officers of the Company in fiscal 1997 (collectively, the "Named Executive Officers") and each director of the Company; and (iii) all Named Executive Officers and directors of the Company as a group. Except as otherwise indicated, each of the stockholders named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned:

                                                                    COMMON STOCK
                                                                 BENEFICIALLY OWNED
                                                              ------------------------
                                                               NUMBER      PERCENT OF
                                                                 OF        OUTSTANDING
                            NAME                               SHARES       SHARES(a)
                            ----                              ---------    -----------
Fidelity Management & Research..............................  3,145,900       13.8%
82 Devonshire Street
Boston, MA 02109
AIM Management Group, Inc. .................................  1,318,200        5.8
11 Greenway Plaza, Suite 1919
Houston, TX 77046
Hansjorg Wyss*..............................................    147,359(b)      **
Amin J. Khoury+*............................................    110,000(c)      **
Paul E. Fulchino+*..........................................    106,783(d)      **
Thomas P. McCaffrey+........................................     73,496(e)      **
Jim C. Cowart*..............................................     69,250(f)      **
Robert J. Khoury+*..........................................     61,555(g)      **
E. Ernest Schwartz+.........................................     35,000(h)      **
Brian H. Rowe*..............................................     22,500(i)      **
Richard G. Hamermesh*.......................................     18,600(j)      **
All Directors and Named Executive Officers as a group (15
  persons)..................................................    970,667(k)     4.1%

---------------
+     Named Executive Officer

*     Director of the Company

**   Less than 1 percent

(a) The number of shares of Common Stock deemed outstanding includes: (i) 22,846,399 shares of Common Stock outstanding as of January 31, 1998; and
     (ii) shares of Common Stock subject to outstanding stock options which are exercisable by the named individual or group in the next sixty days (commencing January 31, 1998).

(b) Includes 6,250 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 11,250 shares of Common Stock which are not exercisable in the next sixty days.

(c) Represents shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 180,000 shares of Common Stock which are not exercisable in the next sixty days.

(d) Includes 105,000 shares issuable upon the exercise of stock options exercisable in the next sixty days and shares owned through the Company 401(k) plan. Excludes options to purchase 165,000 shares of Common Stock which are not exercisable in the next sixty days.

(e) Includes 67,500 shares issuable upon the exercise of stock options exercisable in the next sixty days and shares owned through the Company 401(k) plan. Excludes options to purchase 97,500 shares of Common Stock which are not exercisable in the next sixty days.

(f) Includes 20,000 shares acquired by a profit sharing plan in which Mr. Cowart has a fifty percent interest and 46,250 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 13,750 shares of Common Stock which are not exercisable in the next sixty days.

(g) Includes 60,000 shares issuable upon the exercise of stock options exercisable in the next sixty days and shares owned through the Company 401(k) plan. Excludes options to purchase 130,000 shares of Common Stock which are not exercisable in the next sixty days.

(h) Includes 35,000 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 50,000 shares of Common Stock which are not exercisable in the next sixty days.

(i) Includes 22,500 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 27,500 shares of Common Stock which are not exercisable in the next sixty days.

(j) Includes 2,000 shares held in trusts for the benefit of Mr. Hamermesh's two children, of which trust Mr. Hamermesh and his wife are trustees and in which shares Mr. Hamermesh disclaims all beneficial interest. Also includes 10,000 shares issuable upon the exercise of stock options exercisable in the next sixty days. Excludes options to purchase 11,250 shares of Common Stock which are not exercisable in the next sixty days.

(k) Includes 749,250 shares issuable upon the exercise of stock options in the next sixty days. Excludes options to purchase 887,500 shares of Common Stock which are not exercisable in the next sixty days.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


     Following the Offering, the Company had existing bank credit facilities aggregating $125 million. The Bank Credit Facility consists of a $25 million Reducing Revolver and a $100 million Revolving Facility. The amount of the Reducing Revolver will be reduced automatically by 12.5% on August 26, 2000 and on each of the seven succeeding quarterly anniversaries of such date. The Reducing Revolver is collateralized by all of the issued and outstanding capital stock of a wholly owned subsidiary and has a five-year maturity. The Revolving Facility is collateralized by all of the Company's accounts receivable, all of its inventory and substantially all of its other personal property and has a five-year maturity. The Bank Credit Facility contains customary affirmative covenants, negative covenants and conditions of borrowing. At November 29, 1997 indebtedness under the Bank Credit Facility were letters of credit amounting to approximately $4.6 million. Immediately following the Offering, the Company had approximately $120.4 million available for subsequent borrowings under the Bank Credit Facility. On April 14, 1998 the Company announced that it had amended its credit facilities by increasing the aggregate principal amount that may be borrowed thereunder from $125 million to $200 million. Subsequent to the Offering, the Company has completed one and entered into a definitive agreement to make another strategic acquisition. The Company intends to finance the PBASCO and AMP acquisitions with the remaining proceeds of the Offering, cash from operations and borrowings under its Bank Credit Facility. See "Recent Developments."



     In addition to the Old Notes, the Company also has outstanding the $100 million of 9 7/8% Notes which are unsecured senior subordinated obligations of the Company and are subordinated in all senior indebtedness of the Company and mature on February 1, 2006. Interest on the 9 7/8% Notes is payable semiannually in arrears February 1 and August 1 of each year. The 9 7/8% Notes are redeemable at the option of the Company, in whole or in part, at any time after February 1, 2001 at predetermined redemption prices together with accrued and unpaid interest through the date of redemption. Upon a change of control (as defined), each holder of the 9 7/8% Notes may require the Company to repurchase such holder's 9 7/8% Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of such purchase. The 9 7/8% Notes contain certain restrictive covenants, all of which were met by the Company as of February 22, 1997, including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, dividends, mergers and transfers of assets.


     FEEL, a subsidiary of the Company, has a revolving line of credit agreement aggregating approximately $8.4 million (the "FEEL Credit Agreement"). The FEEL Credit Agreement is collateralized by substantially all of the assets of FEEL. Aggregate borrowings outstanding under the FEEL Credit Agreement were approximately $7.2 million as of November 29, 1997. The Company has guaranteed a portion of the indebtedness outstanding under the FEEL Credit Agreement.

     Inventum, another subsidiary of the Company, has a revolving line of credit agreement for approximately $1 million (the "Inventum Credit Agreement"). The Inventum Credit Agreement is collateralized by substantially all of the assets of Inventum. There were no borrowings outstanding under the Inventum Credit Agreement as of November 29, 1997.

                          DESCRIPTION OF THE NEW NOTES

     The Old Notes were issued under an indenture dated as of February 13, 1998 (the "Indenture") between the Company, as issuer, and United States Trust Company of New York, as trustee (the "Trustee"), a copy of the form of which will be made available upon request. Upon the issuance of the New Notes, the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the Indenture, including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act.

GENERAL

     The New Notes will be unsecured, senior subordinated obligations of the Company limited to $250,000,000 aggregate principal amount. The New Notes will be issued solely in exchange for an equal principal amount of Old Notes pursuant to the Exchange Offer. The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that: (i) the New Notes will have been registered under the Securities Act and (ii) the Registration Rights and contingent interest reset provisions applicable to the Old Notes are not applicable to the New Notes. The New Notes will be issued only in registered form without coupons, in denominations of $1,000 and integral multiples thereof. (Section 302) Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be transferable (subject to compliance with transfer restrictions imposed by applicable securities laws for so long as the Notes are not registered for resale under the Securities Act), at the corporate trust office or agency of the Trustee in The City of New York maintained for such purposes at 114 West 47th Street. (Sections 301 and 305) In addition, interest may be paid, at the option of the Company, by check mailed to the Person entitled thereto as shown on the Note Register. (Section 309) No service charge will be made for any transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Section 305)

MATURITY, INTEREST AND PRINCIPAL PAYMENTS

     The Notes will mature on March 1, 2008. Except as otherwise described below, each Note will bear interest at the applicable rate set forth on the cover page hereof from February 13, 1998 or from the most recent interest payment date to which interest has been paid, payable in cash semiannually in arrears on March 1 and September 1 of each year, commencing September 1, 1998, to the Person in whose name the Note (or any predecessor Note) is registered in the Note Register at the close of business on the February 15 or August 15 next preceding such interest payment date.

     As discussed under "Exchange Offer," pursuant to the Registration Rights Agreement, the Company has agreed for the benefit of the holders of the Old Notes, at the Company's cost, either (i) to effect a registered Exchange Offer under the Securities Act to exchange the Old Notes for Exchange Notes, which will have terms identical in all material respects to the Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) or (ii) in the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 120 days following the date of the original issue of the Old Notes, or if any holder of the Old Notes (other than the Initial Purchasers) is not eligible to participate in the Exchange Offer, or upon the request of any Initial Purchaser in certain circumstances, to register the Old Notes for resale under the Securities Act through a shelf registration statement (the "Shelf Registration Statement"). In the event that either (a) the Registration Statement is not filed with the Commission on or prior to the 30th calendar day following the date of original issue of the Old Notes, (b) the Registration Statement has not been declared effective on or prior to the 90th calendar day following the date of original issue of the Old Notes or (c) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 120th calendar day following the date of original issue of the Old Notes, the interest rate borne by the Old Notes shall be increased by one-half of one percent per annum following such 30-day period in the case of (a) above, following such 90-day period in the case of clause (b) above or following such 120-day period in the case of clause (c) above. The aggregate amount of such increase from the original interest rate pursuant to these provisions will in no event exceed one-half of one percent per annum. Upon (x) the filing of the Registration Statement after the 30-day period described in clause (a) above, (y) the effectiveness of the Registration Statement after the 90-day period described in clause (b) above or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after the 120-day period described in clause (c) above, the interest rate borne by the Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the original interest if the Company is otherwise in compliance with this paragraph. See "Exchange Offer."

     Notes that remain outstanding after the consummation of the Exchange Offer and New Notes issued in connection with the Exchange Offer will be treated as a single class of securities under the Indenture.

SUBORDINATION

     The payment of the principal of, premium, if any, interest on and all other amounts owing in respect of, the Notes will be subordinated, as set forth in the Indenture, in right of payment to the prior payment in full in cash or cash equivalents of all Senior Indebtedness; provided, however, that the Notes shall rank equal with, or prior to, all existing and future unsecured indebtedness of the Company that is subordinated to any Senior Indebtedness. (Section 1301)

     In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or to its creditors, as such, or its assets, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or any other marshalling of assets or liabilities of the Company (except in connection with the consolidation or merger of the Company or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially as an entirety upon the terms and conditions described under "Merger, Consolidation and Sale of Assets, etc." below), the holders of Senior Indebtedness will first be entitled to receive payment in full in cash or cash equivalents of all amounts due on or in respect of all Senior Indebtedness, or provision shall be made for such payment in cash or cash equivalents, before the holders of the Notes will be entitled to receive any payment or distribution of any kind or character (other than any payment or distribution in the form of equity securities or subordinated securities of the Company or any successor obligor provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the Notes are so subordinated (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities")) on account of principal of (or premium, if any) or interest on the Notes; and any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than a payment or distribution in the form of Permitted Junior Securities) by set-off or otherwise, to which the holders or the Trustee would be entitled but for the provisions of the Indenture shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness to the extent necessary to make payment in full in cash or cash equivalents of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. (Section 1302)

     No payment (other than any payments made pursuant to the provisions described under "-- Defeasance or Covenant Defeasance of Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any assets of the Company of any kind or character, whether in cash, property or securities (other than Permitted Junior Securities), may be made by or on behalf of the Company on account of principal of (or premium, if any) or interest on the Notes or on account of the purchase, redemption or other acquisition of Notes upon the occurrence of any default in payment of Designated Senior Indebtedness (a "Payment Default") until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or cash equivalents. (Section 1303(a))

     No payment (other than any payments made pursuant to the provisions described under "-- Defeasance or Covenant Defeasance of Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any assets of the Company of any kind or character, whether in cash, property or securities (other than Permitted Junior Securities), may be made by or on behalf of the Company on account of principal (or premium, if any) or interest on the Notes or on account of the purchase, redemption or other acquisition of Notes for the period specified below (a "Payment Blockage Period") upon the occurrence of any default or event of default with respect to any Designated Senior Indebtedness other than any Payment Default pursuant to which the maturity thereof may be accelerated (a "Non-payment Default") and after the receipt by the Trustee of written notice thereof from the Agent Bank or any other representative of a holder of Designated Senior Indebtedness. (Section 1303(b))

     The Payment Blockage Period will commence upon the date of receipt by the Trustee of written notice from the Agent Bank or such other representative of the Designated Senior Indebtedness in respect of which the Non-payment Default exists and shall end on the earliest of (i) 179 days thereafter (provided any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated), (ii) the date on which such Non-payment Default is cured, waived or ceased to exist or such Designated Senior Indebtedness is discharged or paid in full in cash or cash equivalents or (iii) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the Agent Bank or such other representative initiating such Payment Blockage Period, after which the Company will resume making any and all required payments in respect of the Notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No event of default with respect to Designated Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period (it being acknowledged that any breach of any financial covenant for a period commencing after the date of commencement of such Payment Blockage Period which would give rise to a Non-payment Default pursuant to any provision under which a Non-payment Default previously existed or was continuing shall constitute a new Non-payment Default for this purpose).

     Failure by the Company to make any required payment in respect of the Notes when due or within any applicable grace period, whether or not occurring during a Payment Blockage Period, would result in an Event of Default and, thereafter, holders of the Notes would have the right to accelerate the maturity thereof. See "-- Events of Default."

     By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of the Company, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and assets which would otherwise be available to pay obligations in respect of the Notes will be available only after all Senior Indebtedness has been paid in full in cash or cash equivalents, at which time there may not be sufficient assets remaining to pay any amounts due on any or all of the Notes.

     "Senior Indebtedness" means the principal of, premium, if any, and interest on (including interest accruing after the filing of a petition by or against the Company under any bankruptcy laws) and all other amounts due on or in connection with any Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall include the principal of (and premium, if any, on) and interest (including interest accruing after the occurrence of an event of default or after the filing of a petition by or against the Company under any bankruptcy law) on all Indebtedness, and all other amounts and obligations of every nature of the Company, from time to time owed under, the Bank Credit Agreement and the Senior Notes. Notwithstanding the foregoing, "Senior Indebtedness" shall not include
(i) Indebtedness evidenced by the Notes and the 9 7/8% Notes, (ii) Indebtedness of the Company that is expressly subordinated in right of payment to any Indebtedness of the Company, (iii) Indebtedness of the Company that by operation of law is subordinate to any general unsecured obligations of the Company, (iv) that portion of any

Indebtedness of the Company that at the time of incurrence is incurred in violation of any covenant of the Indenture, (v) any liability for federal, state or local taxes or other taxes, owed or owing by the Company, (vi) trade accounts payable owed or owing by the Company, (vii) Indebtedness of the Company to any Subsidiary or any other Affiliate of the Company, (viii) Redeemable Capital Stock of the Company and (ix) Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 ecourse to the Company or any Subsidiary.

     "Designated Senior Indebtedness" means (i) all Senior Indebtedness under the Bank Credit Agreement and the Senior Notes and (ii) following the full repayment of indebtedness under the Bank Credit Agreement and the termination of the commitments thereunder, any other Senior Indebtedness which, at the time of determination, has an aggregate principal amount outstanding of at least $17 million and is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by the Company.

SINKING FUND

     The Notes will not be entitled to the benefit of any sinking fund.

REDEMPTION

     OPTIONAL REDEMPTION. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 2003, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period beginning on March 1 of the years indicated below:

                                                            REDEMPTION
                           YEAR                               PRICE
                           ----                             ----------
2003......................................................    104.00%
2004......................................................    102.00%
2005 and thereafter.......................................    100.00%

     In addition, at any time or from time to time, on or prior to March 1, 2001, the Company may, at its option, redeem up to 35% of the aggregate principal amount of Notes originally issued under the Indenture at a redemption price equal to 108% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of Notes issued under the Indenture on the Issuance Date remains outstanding immediately after the occurrence of such redemption; provided further such redemption occurs within 60 days of the date of closing of each such Equity Offering. The Trustee shall select the Notes to be purchased in the manner described under "-- Selection and Notice."

     As described below, (a) upon the occurrence of a Change of Control, the Company is obligated to make an offer to purchase all outstanding Notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase and (b) upon certain sales or other dispositions of assets, the Company may be obligated to make offers to purchase Notes with a portion of the Net Cash Proceeds of such sales or other dispositions at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. See "Certain Covenants -- Change of Control" and "-- Limitation on Disposition of Proceeds of Asset Sales." (Section 1101)

     SELECTION AND NOTICE. In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Note of a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption and accepted for payment. (Sections 1104, 1105, 1107 and 1108)

CERTAIN COVENANTS

     The Indenture will contain, among others, the covenants described below.

     LIMITATION ON INDEBTEDNESS. (a) The Indenture will provide that the Company will not create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness), other than Permitted Indebtedness, unless (x) the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period (and after giving pro forma effect to: (i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred and the application of such proceeds occurred at the beginning of such four-quarter period; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company or its Restricted Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period; and (iii) notwithstanding clause (d) of the definition of Consolidated Adjusted Net Income, the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such four quarter period, as if such acquisition or disposition occurred at the beginning of such four-quarter period, reflecting, in the case of such an acquisition, any amount attributable to operating expense that will be eliminated or cost reduction that will be realized (in each case, net of any operating expense or other cost increase) in connection with such acquisition, as determined in good faith by the chief financial officer of the Company in accordance with GAAP and the rules, regulations and guidelines of the Commission, as if such elimination of operating expense or the realization of such cost reduction were achieved at the beginning of such four-quarter period), would have been at least equal to
2.0 to 1 and (y) if such Indebtedness is Subordinated Indebtedness, such Indebtedness shall have an Average Life longer than the Average Life of the Notes and a final Stated Maturity of principal later than the final Stated Maturity of principal of the Notes.

     (b) The Company will not permit any Restricted Subsidiary to incur any Indebtedness (including any Acquired Indebtedness), other than Permitted Subsidiary Indebtedness, unless (x) the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period (and after giving pro forma effect to the matters referred to in clauses (i), (ii) and (iii) in the parenthetical in paragraph (a) of the "Limitation on Indebtedness" covenant), would have been at least equal to 3.0 to 1, and (y) any Restricted Subsidiary which incurs any Indebtedness pursuant to clause (x) of this paragraph (b) shall Guarantee the Notes in compliance with clause (i) of paragraph (b) and clauses
(i)(A), (ii) and (iii) of paragraph (a) of the "Limitation on Guarantees of Indebtedness by Restricted Subsidiaries" covenant. (Section 1010)

     LIMITATION ON OTHER SENIOR SUBORDINATED INDEBTEDNESS. The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, incur, create, assume, guarantee or in any other manner become directly or indirectly liable with respect to or responsible for, or permit to remain outstanding, any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness unless such Indebtedness is also pari passu with, or subordinate in right of payment to, the Notes pursuant to subordination provisions substantially similar to those contained in the Indenture. (Section
1019)

     LIMITATION ON RESTRICTED PAYMENTS. (a) The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, take the following actions:

          (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable in shares of its Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but excluding dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock),

          (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any options, warrants or other rights to acquire such Capital Stock,

          (iii) make any principal payment on or repurchase, redeem, defease or otherwise acquire or retire for value, prior to a scheduled principal payment, scheduled sinking fund payment or maturity, any Subordinated Indebtedness,

          (iv) make any Investment (other than any Permitted Investment) in any Person, or

          (v) incur any guarantee of Indebtedness of any Affiliate, including any Unrestricted Subsidiary (other than with respect to (a) guarantees of Indebtedness of any wholly owned Restricted Subsidiary by the Company or
     (b) guarantees of Indebtedness of the Company by any Restricted
     Subsidiary),

(such payments or other actions described in (but not excluded from) clauses (i) through (v) are collectively referred to as "Restricted Payments"), unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution), (1) no Default or Event of Default shall have occurred and be continuing, (2) the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant, and (3) the aggregate amount of all Restricted Payments declared or made after the date of the 9 7/8% Notes Indenture shall not exceed the sum of (A) 50% of the aggregate cumulative Consolidated Adjusted Net Income of the Company accrued on a cumulative basis during the period beginning on the first day after the date of the 9 7/8% Notes Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Adjusted Net Income shall be a loss, minus 100% of such loss), plus (B) the aggregate net cash proceeds received after the date of the 9 7/8% Notes Indenture by the Company from the issuance or sale (other than to any Restricted Subsidiary) of shares of Capital Stock of the Company (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock of the Company, plus (C) the aggregate net cash proceeds received after the date of the 9 7/8% Notes Indenture by the Company from the issuance or sale (other than to any Restricted Subsidiary) of debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock) to the extent such debt securities were originally sold for cash, together with the aggregate cash received by the Company at the time of such conversion or exchange, plus (D) to the extent not otherwise included in the Company's Consolidated Adjusted Net Income, the net reduction in Investments in Unrestricted Subsidiaries resulting from the payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or a Restricted Subsidiary after the date of the 9 7/8% Notes Indenture from any Unrestricted Subsidiary or from the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of Investment), not to exceed in the case of any Unrestricted Subsidiary the total amount of Investments (other than Permitted Investments), after the date of the 9 7/8% Notes Indenture in such Unrestricted Subsidiary by the Company and its Restricted Subsidiaries, plus (E) $10 million.

     (b) Notwithstanding paragraph (a) above, the Company and its Restricted Subsidiaries may take the following actions so long as (with respect to clauses
(ii), (iii), (iv), (v) and (vi) below) no Default or Event of Default shall have occurred and be continuing:

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph (a) above;

          (ii) the purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Capital Stock (other than Redeemable Capital Stock) of the Company;

          (iii) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Capital Stock (other than Redeemable Capital Stock) of the Company;

          (iv) the repurchase of any Subordinated Indebtedness of the Company at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a Change of Control pursuant to a provision similar to the "Change of Control" covenant; provided that prior to such repurchase the Company has made the Change of Control Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer;

          (v) the purchase, redemption or other acquisition or retirement for value of Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for, or out of the net cash proceeds of a substantially concurrent incurrence (other than to a Restricted Subsidiary) of, Indebtedness of the Company so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Indebtedness being so purchased, redeemed, acquired or retired, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Subordinated Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing, (B) such new Indebtedness is subordinated to the Notes to the same extent as the Notes are subordinated to Senior Indebtedness and (C) such new Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity of principal later than the final Stated Maturity of principal of the Notes; and

          (vi) the purchase, redemption or other acquisition or retirement for value of shares of Common Stock of the Company issued pursuant to non-qualified options granted under stock option plans of the Company, in order to pay withholding taxes due as a result of income recognized upon the exercise of such options; provided that (1) the Company is required, by the terms of such plans, to effect such purchase, redemption or other acquisition or retirement for value of such shares and (2) the aggregate consideration paid by the Company for such shares so purchased, redeemed or otherwise acquired or retired for value does not exceed $2 million during any fiscal year of the Company.

     The actions described in clauses (i), (ii), (iii), (iv) and (vi) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a) (provided that any dividend paid pursuant to clause (i) of this paragraph (b) shall reduce the amount that would otherwise be available under clause (3) of paragraph (a) when declared, but not also when subsequently paid pursuant to such clause (i)) and the actions described in clause (v) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a).

     (c) In computing Consolidated Adjusted Net Income of the Company under clause (3)(A) of paragraph (a) above, (1) the Company shall use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period and (2) the Company shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Company that are available on the date of determination. If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment would in the good faith determination of the Company be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Adjusted Net Income of the Company for any period. (Section 1011)

     LIMITATION ON ISSUANCES AND SALES OF RESTRICTED SUBSIDIARY STOCK. The Indenture will provide that the Company (i) will not permit any Restricted Subsidiary to issue any Capital Stock (other than to the Company or a wholly-owned Restricted Subsidiary) and (ii) will not permit any Person (other than the Company or a wholly owned Restricted Subsidiary) to own any Capital Stock of any Restricted Subsidiary; provided, however, that this covenant shall not prohibit (1) the issuance and sale of all, but not less than all, of the issued and outstanding Capital Stock of any Restricted Subsidiary owned by the Company or any of its Restricted Subsidiaries in compliance with the other provisions of the Indenture, (2) the ownership by directors of director's qualifying shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law or (3) the issuance and sale of Capital Stock by a Restricted Subsidiary, or the ownership by any Person of any Capital Stock of a Restricted Subsidiary, if, in each case, the Company has made, or is making, an Investment in such Restricted Subsidiary pursuant to clause (v) of the definition of "Permitted Investment." (Section
1012)

     LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or suffer to exist any transaction with, or for the benefit of, any Affiliate of the Company or any beneficial owner of 5% or more of any class of the Company's Capital Stock at any time outstanding ("Interested Persons"), unless (i) such transaction is among the Company and wholly-owned Restricted Subsidiaries or (ii) (A) such transaction is on terms that are no less favorable to the Company, or such Restricted Subsidiary, as the case may be, than those which could have been obtained in an arm's length transaction with third parties who are not Interested Persons, (B) with respect to any transaction involving aggregate consideration equal to or greater than $2 million, the Company has delivered an Officers' Certificate to the Trustee certifying that such transaction complies with clause (ii)(A) above, and (C) with respect to any transaction involving aggregate consideration equal to or greater than $5 million, such transaction has been approved by the Board of Directors (including a majority of the Disinterested Directors); provided, however, that this covenant will not restrict the Company from paying reasonable and customary regular compensation and fees to directors of the Company or any Restricted Subsidiary who are not employees of the Company or any Restricted Subsidiary. (Section 1013)

     LIMITATION ON LIENS SECURING PARI PASSU INDEBTEDNESS OR SUBORDINATED INDEBTEDNESS. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) securing Pari Passu Indebtedness or Subordinated Indebtedness of the Company on or with respect to any of its property or assets, including any shares of stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Pari Passu Indebtedness of the Company, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to or pari passu with such Lien and (y) in the case of any Lien securing Subordinated Indebtedness of the Company, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien.

     (b) The Company will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) securing Indebtedness of such Restricted Subsidiary that is pari passu or subordinate in right of payment to the Guarantee of such Subsidiary, on or with respect to any of such Restricted Subsidiary's properties or assets, including any shares of stock or Indebtedness of any Subsidiary of such Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Indebtedness of the Restricted Subsidiary that is pari passu in right of payment to the Guarantee of such Restricted Subsidiary, such Guarantee is secured by a Lien on such property, assets or proceeds that is senior in priority to or pari passu with such Lien and (y) in the case of any Lien securing Indebtedness of the Restricted Subsidiary that is subordinate in right of payment to the Guarantee of such Restricted Subsidiary, such Guarantee is secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien. (Section 1014)

     CHANGE OF CONTROL. Upon the occurrence of a Change of Control, the Company shall be obligated to make an offer to purchase all of the then outstanding Notes (a "Change of Control Offer"), and shall purchase, on a business day (the "Change of Control Purchase Date") not more than 70 nor less than 60 days following the Change of Control, all of the then outstanding Notes validly tendered pursuant to such Change in Control Offer, at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Purchase Date.

     In order to effect such Change of Control Offer, the Company shall, not later than the 30th day after the Change of Control, mail to each Noteholder and the Banks notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that Noteholders must follow to accept the Change of Control Offer.

     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by Noteholders seeking to accept the Change of Control Offer. The Bank Credit Agreement prohibits the purchase of the Notes by the Company prior to full repayment of indebtedness under the Bank Credit Agreement and the termination of the commitments thereunder and, upon a Change of Control, all amounts outstanding under the Bank Credit Agreement may become due and payable. In addition, under the terms of the indenture governing the Senior Notes, the repurchase of the Notes by the Company would constitute a restricted payment that may be prohibited at the time of a Change of Control. There can be no assurance that in the event of a Change of Control the Company will be able to obtain the necessary consents from the lenders under the Bank Credit Agreement, or, if necessary, from the holders of the Senior Notes, to consummate a Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under "-- Events of Default."

     One of the events which constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of the Company's assets. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event holders of the Notes elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase.

     The existence of a holder's right to require the Company to purchase such holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

     The definition of "Change of Control" in the Indenture is limited in scope. The provisions of the Indenture may not afford holders of Notes the right to require the Company to purchase such Notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its affiliates, including a reorganization, restructuring, merger or similar transaction involving the Company (including, in certain circumstances, an acquisition of the Company by management or its affiliates) that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. See "-- Certain Definitions" for the definition of "Change of Control."

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and the Company is required to purchase Notes as described above. (Section 1015)

     LIMITATION ON DISPOSITION OF PROCEEDS OF ASSET SALES. (a) The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless (i) such Asset Sale is for not less than the Fair Market Value of the assets sold (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) the consideration received by the Company or the relevant Restricted Subsidiary in respect of such Asset Sale consists of at least 75% cash or Cash Equivalents; provided that the Company and its Restricted Subsidiaries may engage in Asset Sales for consideration not in the form of cash or Cash Equivalents in amounts in excess of that permitted in this clause (ii), so long as (x) such excess consideration is in the form of Fully Traded Common Stock, (y) the aggregate Fair Market Value of such Fully Traded Common Stock received by the Company and its Restricted Subsidiaries (measured as of the date of receipt) from all Asset Sales in reliance on this proviso since the date of the Indenture that has not been converted into cash or Cash Equivalents does not exceed $10 million and (z) any Fully Traded Common stock that is converted into cash or Cash Equivalents shall be applied as provided in paragraphs (b) and (c) of this "Limitation on Disposition of Proceeds of Asset Sales" covenant.

     (b) If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company may use the Net Cash Proceeds thereof, within 12 months after such Asset Sale, to (i) repay or prepay any then outstanding Senior Indebtedness of the Company or Indebtedness of any Restricted Subsidiary or (ii) invest (or enter into a legally binding agreement to invest) in properties and assets to replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in businesses of the Company or its Restricted Subsidiaries, as the case may be, existing on the Closing Date or in businesses reasonably related thereto. If any such legally binding agreement to invest such Net Cash Proceeds is terminated, then the Company may, within 90 days of such termination or within 12 months of such Asset Sale, whichever is later, invest such Net Cash Proceeds as provided in clauses (i) or (ii) (without regard to the parenthetical contained in such clause (ii)) above. The amount of such Net Cash Proceeds not so used as set forth above in this paragraph (b) constitutes "Excess Proceeds."

     (c) When the aggregate amount of Excess Proceeds exceeds $10 million, the Company shall, within 15 business days, make an offer to purchase (an "Excess Proceeds Offer") from all holders of Notes, on a pro rata basis, in accordance with the procedures set forth below, the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased with the Excess Proceeds. The offer price as to each Note shall be payable in cash in an amount equal to 100% of the principal amount of such Note plus accrued and unpaid interest, if any, to the date such Excess Proceeds Offer is consummated. To the extent that the aggregate principal amount of Notes tendered pursuant to an Excess Proceeds Offer is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds, Notes to be purchased will be selected on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset to zero. (Section 1016)

     LIMITATION ON GUARANTEES OF INDEBTEDNESS BY RESTRICTED SUBSIDIARIES.
(a) The Indenture will provide that the Company will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of the Company or any Indebtedness of any other Restricted Subsidiary unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary except that (A) if the Notes are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness under the Indenture and (B) if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; (iii) such Restricted Subsidiary shall appoint CT Corporation in New York City as its agent for the service of process: and (iv) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that (A) such appointment of CT Corporation is valid, (B) such Guarantee of the Notes has been duly executed and authorized and
(C) such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thetcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; provided that this paragraph (a) shall not be applicable to any Guarantee of any Restricted Subsidiary that (x) existed at the time such Person became a

Restricted Subsidiary of the Company and (y) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company.

     (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such Guarantee. (Section 1017)

     LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES. The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness owed to the Company or any other Restricted Subsidiary of the Company, (e) make loans or advances to the Company or any other Restricted Subsidiary of the Company, (d) transfer any of its properties or assets to the Company or any other Restricted Subsidiary of the Company or (e) guarantee any Indebtedness of the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, (ii) customary non-assignment provisions of any lease governing a leasehold interest of the Company or any Restricted Subsidiary of the Company, (iii) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary of the Company in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (iv) any agreement in existence on the Closing Date (to the extent of any encumbrances or restrictions in existence thereunder on the Closing Date) and (v) any agreement providing for the incurrence of Indebtedness of Restricted Subsidiaries pursuant to either clause (x) of paragraph (b) of the "Limitation of Indebtedness" covenant or clause (vii) of the definition of Permitted Subsidiary Indebtedness; provided that any Restricted Subsidiary that becomes subject to any such encumbrances or restrictions pursuant to this clause (v) shall Guarantee the Notes in compliance with the provisions of clause (i) of paragraph (b) and clauses (i)(A), (ii) and (iii) of paragraph (a) of the "Limitation on Guarantees of Indebtedness by Restricted Subsidiaries" covenant. (Section 1018)

     REPORTS. The Indenture will require that the Company file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to
Section 13 or 15 of the Exchange Act. The Company will also be required (a) to file with the Trustee, and provide to each holder of Notes, without cost to such holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Company's cost copies of such reports and documents to any prospective holder of Notes promptly upon written request. (Section 1009)

MERGER, CONSOLIDATION AND SALE OF ASSETS, ETC.

     The Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any Person or Persons, and the Company will not permit any Restricted Subsidiary to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or

Persons, unless at the time and after giving effect thereto (i) either (A) if the transaction or transactions is a merger or consolidation, the Company shall be the surviving Person of such merger or consolidation, or (B) the Person formed by such consolidation or into which the Company or such Restricted Subsidiary is merged or to which the properties and assets of the Company or such Restricted Subsidiary, as the case may be, substantially as an entirety, are sold, assigned, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and, in each case, the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred the Company or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a pro forma basis, could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant; and (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Consolidated Net Worth of the Company or the Surviving Entity, as the case may be, is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions. (Section 801)

     In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in the form and substance reasonably satisfactory to the Trustee, an Officers' Certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture in respect thereto comply with the requirements under the Indenture and an Opinion of Counsel stating that the requirements of clause (i) of the preceding paragraph have been complied with.

     Upon any consolidation or merger or any sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company in accordance with the immediately preceding paragraphs in which the Company is not the continuing obligor under the Indenture, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor had been named as the Company therein. When a successor assumes all the obligations of its predecessor under the Indenture or the Notes, the predecessor shall be released from those obligations; provided that in the case of a transfer by lease, the predecessor shall not be released from the payment of principal and interest on the Notes.

EVENTS OF DEFAULT

     The following will be "Events of Default" under the Indenture:

          (i) default in the payment of the principal of or premium, if any, when due and payable, on any of the Notes; or

          (ii) default in the payment of an installment of interest on any of the Notes, when due and payable, for 30 days; or

          (iii) default in the performance or breach of the provisions of the "Merger, Consolidation and Sale of Assets" section of the Indenture, the failure to make or consummate a Change of Control Offer in accordance with the provisions of the "Change of Control" covenant or the failure to make or consummate an Excess Proceeds Offer in accordance with the provisions of the "Limitation on Disposition of Proceeds of Asset Sales" covenant; or

          (iv) the Company or any Guarantor shall fail to perform or observe any other term, covenant or agreement contained in the Notes, any Guarantee or the Indenture (other than a default specified in (i), (ii) or (iii) above) for a period of 30 days after written notice of such failure requiring the Company to remedy the same shall have been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

          (v) default or defaults under one or more mortgages, bonds, debentures or other evidences of Indebtedness under which the Company or any Significant Subsidiary then has outstanding Indebtedness in excess of $5 million, individually or in the aggregate, and either (a) such Indebtedness is already due and payable in full or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness; or

          (vi) one or more final judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $5 million, either individually or in the aggregate, shall be entered against the Company or any of its Significant Subsidiaries or any of their respective properties and shall not be discharged or fully bonded and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect: or

          (vii) (A) any holder of at least $5 million in aggregate principal amount of secured Indebtedness of the Company or of any Significant Subsidiary as to which a default has occurred and is continuing shall commence judicial proceedings (which proceedings shall remain unstayed for 5 Business Days) to foreclose upon assets of the Company or any Significant Subsidiary having an aggregate Fair Market Value, individually or in the aggregate, in excess of $5 million or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure or (B) any action described in the foregoing clause (A) shall result in any court of competent jurisdiction issuing any order for the seizure of such assets; or

          (viii) any Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor denies that it has any further liability under any Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture) and such condition shall have continued for a period of 30 days after written notice of such failure requiring the Guarantor and the Company to remedy the same shall have been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

          (ix) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary. (Section 501)

     If an Event of Default (other than as specified in clause (ix) above) shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued interest on all of the outstanding Notes due and payable immediately, upon which declaration all amounts payable in respect of the Notes shall be immediately due and payable, provided, however, that, for so long as the Bank Credit Agreement is in effect, such declaration shall not become effective until the earlier of (i) five Business Days following delivery of notice to the Agent Bank of the intention to accelerate the Notes or (ii) the acceleration of any Indebtedness under the Bank Credit Agreement. If an Event of Default specified in clause (ix) above occurs and is continuing, then the principal of, premium, if any, and accrued interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes. (Section 502)

     After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes,
(iii) the principal of and premium, if any, on any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes which has become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and
(c) all Events of Default, other than the nonpayment of principal of, premium, if any, and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived. (Section 502)

     Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Securities because an Event of Default shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Securities, and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period. (Section 502)

     The holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the holders of all the Notes waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding. (Section 513)

     No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note. (Section 507)

     During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Noteholders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture. (Sections 512 and 602)

     If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Notes notice of the Default or Event of Default within 5 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of the Noteholders. (Section 601)

     The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company and the Guarantors of their respective obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within ten days of any Default.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

     The Company may, at its option and at any time, terminate the obligations of the Company and the Guarantors with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated. destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company and any Guarantor with respect to certain covenants that are set forth in the Indenture, some of which are described under "Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance"). The Company is permitted to exercise defeasance or covenant defeasance only with the consent of the Banks. (Sections 1202 and 1203)

     In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company or any Guarantor; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any Guarantor is a party or by which it is bound; (vi) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate and an Osfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with. (Section 1204)

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Section 401)

AMENDMENTS AND WAIVERS

     From time to time, the Company and the Trustee may, without the consent of the Noteholders, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act of 1939, or making any change that does not adversely affect the rights of any Noteholder; provided, however, that the Company has delivered to the Trustee an Opinion of Counsel stating that such change does not adversely affect the rights of any Noteholder. Other amendments and modifications of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Notes, (ii) change the currency in which any Notes or any premium or the interest thereon is payable, (iii) reduce the percentage in principal amount of outstanding Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Notes, (iv) modify the "Limitation on Other Senior Subordinated Indebtedness" covenant or any of the provisions in the Indenture relating to the subordination of the Notes in a manner adverse to the holders; (v) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (vi) waive a default in payment with respect to the Notes, (vii) alter the Company's obligation to purchase the Notes in accordance with the Indenture or waive any default in the performance thereof, (viii) reduce or change the rate or time for payment of interest on the Notes, or (ix) release any Guarantor from any of its obligations under its Guarantee or the Indenture other than in accordance with the terms of the Indenture. (Sections 901 and 902) The ability of the Company to amend the Indenture will be restricted by the terms of the Bank Credit Agreement.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs. (Section 602)

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined) it must eliminate such conflict or resign.

GOVERNING LAW

     The Indenture and the Notes will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means Indebtedness of a Person (a) assumed in connection with an Asset Acquisition from such Person or (b) existing at the time such Person becomes a subsidiary of any other Person (other than any Indebtedness incurred in connection with, or in contemplation of, such Asset Acquisition or such Person becoming such a subsidiary).

     "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person and, in the case of the Company and its Restricted Subsidiaries, also means AET and The K.A.D. Companies, Inc.

     "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or any Restricted Subsidiary shall be merged with or into the Company or any Restricted Subsidiary or (b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person or any division or line of business of such Person.

     "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition to any Person other than the Company or a wholly owned Restricted Subsidiary, in one or a series of related transactions, of (a) any Capital Stock of any Restricted Subsidiary held by the Company or any Restricted Subsidiary;
(b) all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary; or (c) any other properties or assets of the Company or any Restricted Subsidiary other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets (i) that is governed by the provisions of the Indenture governing "Merger, Consolidation and Sale of Assets," (ii) to an Unrestricted Subsidiary, if permitted under the "Limitation on Restricted Payments" covenant or (iii) having a Fair Market Value of less than $250,000.

     "Average Life" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (a) the sum of the products of
(i) the number of years from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (ii) the amount of each such principal payment by (b) the sum of all such principal payments.

     "Bank Credit Agreement" means the Credit Agreement dated as of October 29, 1993, amended and restated as of May 29, 1997, as further amended on November 19, 1997, between the Company and the Banks as in effect on the date hereof and as such Agreement may be amended, restated, supplemented, replaced, refinanced, substituted or otherwise modified from time to time.

     "Banks" means the banks and other financial institutions from time to time that are lenders under the Bank Credit Agreement.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

     "Capitalized Lease Obligation" means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     "Cash Equivalents" means (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; and (iii) commercial paper with a maturity of 180 days or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody's.

     "Change of Control" means the occurrence of any of the following events:
(a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total Voting Stock of the Company; (b) the Company consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Company is converted into or exchanged for (1) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation or (2) cash, securities and other property in an amount which could be paid by the Company as a Restricted Payment under the Indenture and (ii) immediately after such transaction no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total Voting Stock of the surviving or transferee corporation; (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (d) any final order, judgment or decree of a court of competent jurisdiction shall be entered against the Company decreeing the dissolution or liquidation of the Company.

     "Closing Date" means the date of the closing of the offering of the Notes.

     "Commission" means the Securities and Exchange Commission.

     "Common Stock" means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such Person's common stock, whether outstanding at the Closing Date or issued after the Closing Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated Adjusted Net Income" means, for any period, the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted by excluding (a) net after-tax extraordinary gains or losses (less all fees and expenses relating thereto), (b) net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions, (c) the net income (or net loss) of any Person (other than the Company or a Restricted Subsidiary), including Unrestricted Subsidiaries, in which the Company or any of its Restricted Subsidiaries has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or its Restricted Subsidiaries in cash by such other Person during such period, (d) net income (or net loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (e) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders and (f) income resulting from transfers of assets received by the Company or any Restricted Subsidiary from an Unrestricted Subsidiary.

     "Consolidated Fixed Charge Coverage Ratio" of any Person means, for any period, the ratio of (a) the sum of Consolidated Adjusted Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges, in each case, for such period, of such Person and its subsidiaries on a consolidated basis, all determined in accordance with GAAP, to
(b) the sum of such Consolidated Interest Expense for such period; provided that
(i) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period, (ii) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period, and
(iii) notwithstanding clauses (i) and (ii) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements. If such Person or any of its subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the above clause shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or such subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

     "Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of (i) the interest expense of such Person and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (e) all accrued interest, (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP and (iii) the aggregate dividends paid or accrued on Preferred Stock of such Person or its Subsidiaries, to the extent such Preferred Stock is owned by Persons other than such Person and its Subsidiaries.

     "Consolidated Net Tangible Assets" of any Person means, as of any date, (a) all amounts that would be shown on the latest consolidated balance sheet of such Person and its Subsidiaries prepared in accordance with GAAP, at the date of determination less (b) the amount thereof constituting goodwill and other intangible assets as calculated in accordance with GAAP.

     "Consolidated Net Worth" means, with respect to any Person at any date, the consolidated stockholders' equity of such Person less the amount of such stockholders' equity attributable to Redeemable Capital Stock or treasury stock of such Person and its Subsidiaries, as determined in accordance with GAAP.

     "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Subsidiaries reducing Consolidated Adjusted Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors is required to deliver a resolution of the Board of Directors under the Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

     "Eligible Inventories" as of any date means the consolidated inventories of the Company and its Restricted Subsidiaries (net of any reserve) on the basis of the method of accounting (either last in/first out or first in/first out) used by the Company in the preparation of its financial statements included in the latest Form 10-K filed by the Company under the Securities Act, as shown on a consolidated balance sheet of the Company and its Restricted Subsidiaries, all in accordance with GAAP.

     "Eligible Receivables" as of any date means the consolidated accounts receivables (net of any reserve) of the Company and its Restricted Subsidiaries that are not more than 60 days past their due date and that were entered into on normal payment terms as shown on a consolidated balance sheet of the Company and its Restricted Subsidiaries, all in accordance with GAAP.

     "Equity Offering" means any public or private sale of common stock of the Company, other than (i) any public offerings with respect to the Company's Common Stock registered on Form S-8 or Form S-4 and (ii) any private placement occurring in connection with or after the occurrence of a Change of Control when the Company's Common Stock is eligible for delisting from a national securities exchange or automated quotation dealer system on which such Common Stock was trading or quoted prior to such Change of Control.

     "Event of Default" has the meaning set forth under "Events of Default" herein.

     "Fair Market Value" means, with respect to any asset, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction.

     "FEEL" means Flight Equipment and Engineering Limited, an English corporation.

     "Fully Traded Common Stock" means Common Stock issued by any corporation if
(A) such Common Stock is listed on either The New York Stock Exchange, The American Stock Exchange, The London Stock Exchange or the Nasdaq National Market; provided that such Common Stock is freely tradeable under the Securities Act (or, in the case of The London Stock Exchange, any applicable law, rule or regulation) upon issuance; and (B) such Common Stock does not constitute more than 15% of the issued and outstanding Common Stock of such corporation held by Persons other than 10% holders of such Common Stock and Affiliates and insiders of such corporation.

     "GAAP" means generally accepted accounting principles, consistently applied, that are set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable as of the Closing Date.

     "Guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of nonperformance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

     "Guarantee" means any guarantee of any Indebtedness of the Company incurred by any Restricted Subsidiary pursuant to (1) paragraph (a) of the "Limitation on Guarantees of Indebtedness by Restricted Subsidiaries" covenant, (2) clause (v) of the "Limitation on Dividends and other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (3) clause (y) of paragraph (b) of the "Limitation on Indebtedness" covenant, or (4) clause (ii) of the definition of Permitted Investment. When used as a verb, "Guarantee" shall have a corresponding meaning.

     "Guarantor" means any Restricted Subsidiary which incurs a Guarantee.

     "Indebtedness" means, with respect to any Person, without duplication, (a) all liabilities of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit, bankers' acceptance or other similar credit transaction and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, now or hereafter outstanding, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such Person, (e) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Inh obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (f) all guarantees by such Person of Indebtedness referred to in this definition, (g) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends,
(h) all obligations of such Person under or in respect of currency exchange contracts and Interest Rate Protection Obligations and (i) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of such Person of the types referred to in clauses (a) through (h) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

     "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. In addition, the Fair Market Value of the net assets of any Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by the Company in such Unrestricted Subsidiary at such time. "Investments" shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

     "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     "Maturity" means, with respect to any Note, the date on which any principal of such Note or an installment of interest becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of (i) brokerage commissions and other fees and expenses

(including fees and expenses of legal counsel and investment banks) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP consistently applied against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee.

     "Pari Passu Indebtedness" means Indebtedness of the Company which is pari passu with the Notes.

     "Permitted Indebtedness" means any of the following:

          (i) Indebtedness of the Company in an aggregate principal amount at any one time outstanding not to exceed the greater of (i) $200 million and
     (ii) the sum of 80% of the aggregate amount of Eligible Receivables and 50% of the aggregate amount of Eligible Inventory, measured as of the most recent fiscal quarter preceding the time such Indebtedness is incurred;

          (ii) Indebtedness of the Company under the Notes;

          (iii) Indebtedness of the Company outstanding on the date of the Indenture (other than Indebtedness incurred pursuant to clause (i) of this definition);

          (iv) obligations of the Company pursuant to Interest Rate Protection Obligations, which obligations do not exceed the aggregate principal amount of the Indebtedness covered by such Interest Rate Protection Obligations and obligations under currency exchange contracts entered into in the ordinary course of business;

          (v) Indebtedness of the Company to any wholly owned Restricted Subsidiaries;

          (vi) Indebtedness of the Company consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock of Restricted Subsidiaries;

          (vii) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by the Company of any Indebtedness of the Company incurred pursuant to the "Limitation on Indebtedness" covenant or clauses (ii) and (iii) of this definition, including any successive refinancings by the Company, so long as (A) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing, (B) in the case of any refinancing of Pari Passu Indebtedness or Subordinated Indebtedness, such new Indebtedness is made pari passu with or subordinate to the Notes at least to the same extent as the Indebtedness being refinanced and (C) such new Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity later than the final Stated Maturity of the Notes; and

          (viii) Indebtedness in an aggregate principal amount not in excess of $30 million at any one time outstanding, less the amount of Permitted Subsidiary Indebtedness then outstanding pursuant to clause (vii) of the definition thereof.

     "Permitted Investments" means any of the following: (i) Investments in Cash Equivalents; (ii) Investments in the Company or wholly owned Restricted Subsidiaries; (iii) Investments in an amount not to exceed $15 million at any one time outstanding; (iv) Investments by the Company or any Restricted

Subsidiary of the Company in another Person, if as a result of such Investment
(A) such other Person becomes a wholly owned Restricted Subsidiary or (B) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a wholly-owned Restricted Subsidiary; or (v) Investments from the date of the Indenture in a Restricted Subsidiary that is less than wholly owned in an aggregate amount measured at the time of Investment (less payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary, to the extent not included in clause
(D) of the last paragraph of Subsection (a) of the "Limitation on Restricted Payments" covenant) not to exceed 5% of Consolidated Net Tangible Assets of the Company. In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value (as determined by the Company's Board of Directors) at the time of Investment.

     "Permitted Liens" means the following types of Liens:

          (a) Liens on any property or assets of a Restricted Subsidiary granted in favor of the Company or any Restricted Subsidiary;

          (b) Liens securing the Notes;

          (c) Liens securing the Guarantees;

          (d) Liens securing Acquired Indebtedness created prior to (and not in connection with or in contemplation of) the incurrence of such Indebtedness by the Company or any Restricted Subsidiary; provided that any such Lien does not extend to any property or assets of the Company or any Restricted Subsidiary other than the assets acquired in connection with the incurrence of such Acquired Indebtedness; and

          (e) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) through (d); provided that any such extension, renewal or replacement shall be no more restrictive in any material respect that the Lien so extended, renewed or replaced and shall not extend to any additional property or assets.

     "Permitted Subsidiary Indebtedness" means any of the following:

          (i) Indebtedness of any Restricted Subsidiary outstanding on the date of the Indenture;

          (ii) obligations of any Restricted Subsidiary pursuant to Interest Rate Protection Obligations, which obligations do not exceed the aggregate principal amount of the Indebtedness covered by such Interest Rate Protection Obligations;

          (iii) Indebtedness of any Restricted Subsidiary to any wholly owned Restricted Subsidiary of the Company or to the Company;

          (iv) Indebtedness of any Restricted Subsidiary consisting of guaranties, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock of Restricted Subsidiaries;

          (v) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by any Restricted Subsidiary of any Indebtedness of such Restricted Subsidiary incurred pursuant to clause (i) of this definition, including any successive refinancings by such Restricted Subsidiary, so long as any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by such Restricted Subsidiary as necessary to accomplish such refinancing, plus the amount of expenses of such Restricted Subsidiary incurred in connection with such refinancing and such new Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity later than the final Stated Maturity of the Notes;

          (vi) Indebtedness (as defined in clauses (e) and (f) of the definition of Indebtedness) to the Noteholders incurred pursuant to provisions of the Indenture;

          (vii) Indebtedness in an amount not to exceed $30 million at any one time outstanding, less the amount of Permitted Indebtedness then outstanding pursuant to clause (viii) of the definition thereof; and

          (viii) Guarantees of Indebtedness of the Company permitted under the "Limitation on Guarantees of Indebtedness by Restricted Subsidiaries" covenant.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now outstanding, or issued after the Closing Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

     "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "S&P" means Standard and Poor's Ratings Group, a division of McGraw-Hill, Inc. and its successors.

     "Senior Notes" means the 9 3/4% Senior Notes due 2003 of the Company issued under the Senior Notes Indenture.

     "Significant Subsidiary" of the Company means any Restricted Subsidiary of the Company that is a "significant subsidiary" as defined in Rule 1.02(v) of Regulation S-X under the Securities Act, and in any event shall include any Guarantor.

     "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

     "Subordinated Indebtedness" means Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

     "Subsidiary" means, with respect to any Person, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) other Person (other than a corporation), including, without limitation, a joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions). Unless specifically provided to the contrary herein, Unrestricted Subsidiaries shall not be included in the definition of Subsidiaries for any purpose of the Indenture (other than for the purposes of the definition of "Unrestricted Subsidiary" herein).

     "Unrestricted Subsidiary" means (1) any Subsidiary of the Company which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an

Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns, or holds any Lien on, any property of the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated; provided that either (x) the Subsidiary to be designated has total assets of $1,000 or less at the time of its designation or (y) immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant. The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary; provided that immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant.

     "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

     "Wholly Owned" with respect to any Subsidiary, means any Subsidiary of any Person of which at least 99% of the outstanding Capital Stock is owned by such Person or another wholly owned Subsidiary of such Person. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

     "9 7/8% Notes" means the Company's 9 7/8% Senior Subordinated Notes due
2006.

BOOK-ENTRY DELIVERY AND FORM

     The certificates representing the Notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the Notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., as DTC's nominee in the form of a global Note certificate (the "Global Certificate") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee.

     Notes originally purchased by or transferred to (i) except as described below, persons outside the United States pursuant to sales in accordance with Regulation S under the Securities Act or (ii) any other Persons who are not QIBs (collectively, "Non-Global Purchasers") will be issued in registered form without coupons (the "Certificated Notes"). Upon the transfer to a QIB of Certificated Notes initially issued to a Non-Global Purchaser, such Certificated Notes will be exchanged for an interest in the Global Certificate or in the Notes in the custody of the Trustee representing the principal amount of notes being transferred.

     Notes originally purchased by persons outside the United States pursuant to sales in accordance with Regulations S under the Securities Act will be represented upon issuance by a temporary global Note certificate (the "Temporary Certificate") which will not be exchangeable for Certificated Notes until the expiration of the "40-day restricted period" within the meaning of Rule 903(c)(3) of Regulation S under the Securities Act. The Temporary Certificate will be registered in the name of, and held by, a temporary certificate holder until the expiration of such 40-day period, at which time the Temporary Certificate will be delivered to the Trustee in exchange for Certificated Notes registered in the names requested by such temporary certificate holder. In addition, until the expiration of such 40-day period, transfers of interest in the Temporary Certificate can only be effected through such temporary certificate holder in accordance with the requirements set forth in "Notice to Investors."

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. In addition, the Company agreed that it would not for a period of 120 days from February 6, 1998, the date of the Offering Memorandum distributed in connection with the sale of the Old Notes, directly or indirectly offer, sell, grant any options to purchase or otherwise dispose of any debt securities other than in connection with this Exchange Offer.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the New Notes being offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The financial statements of BE Aerospace, Inc. as of February 22, 1997 and February 24, 1996 and for each of the three fiscal years in the period ended February 22, 1997 (which includes an explanatory paragraph relating to the Company's change in its method of accounting for engineering expenditures), included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                               BE AEROSPACE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NINE MONTHS ENDED NOVEMBER 29, 1997 AND NOVEMBER 30, 1996
  (Unaudited)
  Consolidated Balance Sheet, November 29, 1997.............     F-2
  Consolidated Statements of Earnings for the Nine Months
     Ended November 29, 1997 and November 30, 1996
     (Unaudited)............................................     F-3
  Consolidated Statements of Cash Flows for the Nine Months
     Ended November 29, 1997 and November 30, 1996
     (Unaudited)............................................     F-4
  Notes to Consolidated Financial Statements for the Nine
     Months Ended November 29, 1997 and November 30, 1996
     (Unaudited)............................................     F-5
FISCAL YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996 AND
  FEBRUARY 25, 1995
  Independent Auditors' Report..............................     F-7
  Consolidated Balance Sheets, February 22, 1997 and
     February 24, 1996......................................     F-8
  Consolidated Statements of Operations for the Years Ended
     February 22, 1997, February 24, 1996 and February 25,
     1995...................................................     F-9
  Consolidated Statements of Stockholders' Equity for the
     Years Ended February 22, 1997, February 24, 1996, and
     February 25, 1995......................................    F-10
  Consolidated Statements of Cash Flows for the Years Ended
     February 22, 1997, February 24, 1996 and February 25,
     1995...................................................    F-11
  Notes to Consolidated Financial Statements for the Years
     Ended February 22, 1997, February 24, 1996, and
     February 25, 1995......................................    F-12

                               BE AEROSPACE, INC.

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                NOVEMBER 29,    FEBRUARY 22,
                                                                    1997            1997
                                                                ------------    ------------
ASSETS
Current Assets:
  Cash and cash equivalents.................................      $ 58,221        $ 44,149
  Receivables -- trade, less allowance for doubtful accounts of $2,696 (November 29, 1997) and $4,864 (February 22,
     1997)..................................................        79,970          73,489
  Inventories, net..........................................       113,869          92,900
  Other current assets......................................         6,935           2,781
                                                                  --------        --------
     Total current assets...................................       258,995         213,319
                                                                  --------        --------
Property and Equipment, net.................................        98,753          87,888
Intangibles and Other Assets, net...........................       188,963         189,882
                                                                  --------        --------
                                                                  $546,711        $491,089
                                                                  ========        ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................      $ 55,913        $ 42,889
  Accrued expenses..........................................        42,578          43,837
  Current portion of long-term debt.........................         7,222           4,419
                                                                  --------        --------
     Total current liabilities..............................       105,713          91,145
                                                                  --------        --------
Long-Term Debt..............................................       225,339         225,402
Deferred Income Taxes.......................................         1,310           1,667
Other Liabilities...........................................        14,149           7,114
Stockholders' Equity:
  Preferred stock, $.01 par value; 1,000,000 shares
     authorized; no shares outstanding......................
  Common stock, $.01 par value; 50,000,000 shares
     authorized; 22,792,892 (November 29, 1997) 21,893,392
     (February 22, 1997) issued and outstanding.............           228             219
  Additional paid-in capital................................       238,578         228,710
  Accumulated deficit.......................................       (37,834)        (62,286)
  Cumulative foreign exchange translation adjustment........          (772)           (882)
                                                                  --------        --------
     Total stockholders' equity.............................       200,200         165,761
                                                                  --------        --------
                                                                  $546,711        $491,089
                                                                  ========        ========

                               BE AEROSPACE, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     NINE MONTHS ENDED
                                                                ----------------------------
                                                                NOVEMBER 29,    NOVEMBER 30,
                                                                    1997            1996
                                                                ------------    ------------
Net Sales...................................................      $362,687        $308,151
Cost of Sales...............................................       230,825         204,655
                                                                  --------        --------
Gross Profit................................................       131,862         103,496
Operating Expenses:
  Selling, general and administrative.......................        43,017          37,619
  Research, development and engineering.....................        34,988          27,759
  Amortization expense......................................         8,195           8,021
                                                                  --------        --------
     Total operating expenses...............................        86,200          73,399
                                                                  --------        --------
Operating Earnings..........................................        45,662          30,097
Interest Expense, net.......................................        16,899          21,845
                                                                  --------        --------
Earnings Before Income Taxes................................        28,763           8,252
Income Taxes................................................         4,311             825
                                                                  --------        --------
Net Earnings................................................      $ 24,452        $  7,427
                                                                  ========        ========
Earnings Per Common Share:
  Net Earnings Per Common Share.............................      $   1.04        $   0.42
                                                                  ========        ========
  Common and Common Equivalent Shares.......................        23,414          17,786
                                                                  ========        ========

                               BE AEROSPACE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                     NINE MONTHS ENDED
                                                                ----------------------------
                                                                NOVEMBER 29,    NOVEMBER 30,
                                                                    1997            1996
                                                                ------------    ------------
Cash Flows from Operating Activities:
  Net earnings..............................................      $ 24,452        $  7,427
  Adjustments to reconcile net earnings to net cash flows
     provided by (used in) operating activities:
     Depreciation and amortization..........................        18,482          16,325
     Deferred income taxes..................................          (413)            637
     Non cash employee benefit plan contributions...........         1,251             783
     Changes in operating assets and liabilities:
       Accounts receivable..................................        (5,886)        (15,193)
       Inventories..........................................       (19,785)        (15,106)
       Other current assets.................................        (4,168)          3,266
       Accounts payable.....................................        13,638           1,370
       Other liabilities....................................           221          (9,683)
                                                                  --------        --------
          Net cash flows provided by (used in) operating
            activities......................................        27,792         (10,174)
                                                                  --------        --------
Cash Flows from Investing Activities:
  Capital expenditures......................................       (21,099)         (8,675)
  Change in intangibles and other assets -- net.............        (3,836)         (2,177)
                                                                  --------        --------
          Net cash flows used in investing activities.......       (24,935)        (10,852)
                                                                  --------        --------
Cash Flows from Financing Activities:
  Net borrowings under revolving lines of credit............         2,518           7,903
  Proceeds from issuances of stock..........................         8,647          11,229
                                                                  --------        --------
          Net cash flows provided by financing activities...        11,165          19,132
                                                                  --------        --------
Effect of exchange rate changes on cash flows...............            50             188
                                                                  --------        --------
Net increase (decrease) in cash and cash equivalents........        14,072          (1,706)
Cash and cash equivalents, beginning of period..............        44,149          15,376
                                                                  --------        --------
Cash and cash equivalents, end of period....................      $ 58,221        $ 13,670
                                                                  ========        ========
Supplemental disclosures of cash flow information:
  Cash paid during period for interest......................      $ 17,716        $ 20,935
  Cash paid during period for income taxes, net.............      $  1,871        $  1,183

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           NINE MONTHS ENDED NOVEMBER 29, 1997 AND NOVEMBER 30, 1996
                                  (UNAUDITED)

NOTE 1.  BASIS OF PRESENTATION:

     The information set forth in these consolidated financial statements as of November 29, 1997 and for the nine months ended November 29, 1997 and November 30, 1996 is unaudited and may be subject to normal year-end adjustments. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial position of B/E Aerospace, Inc. (the "Company" or "B/E") for the periods indicated. Results of operations for the interim periods ended November 29, 1997 are not necessarily indicative of the results of operations for the full fiscal year. For further information, including information with regard to conditions in the airline industry and their possible impact on the Company, please refer to the Company's annual report on Form 10-K for the fiscal year ended February 22, 1997.

     The accompanying consolidated financial statements consolidate all of the Company's subsidiaries. All significant intercompany transactions have been eliminated. Certain amounts in the prior year's Consolidated Financial Statements have been reclassified to conform to the current fiscal year's presentation.

     Certain information normally included in footnote disclosures to the annual financial statements has been condensed or omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

NOTE 2.  EARNINGS PER SHARE

     In February 1997, the FASB issued SFAS No. 128, Earnings Per Share which is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 requires the disclosure of basic and diluted earnings per share. Earnings per share, as reported and as would be reportable under SFAS No. 128 for the nine months ended November 29, 1997 and November 30, 1996 are as follows:

                                                     AS REPORTED
                                                  NINE MONTHS ENDED
                                             ----------------------------
                                             NOVEMBER 29,    NOVEMBER 30,
                                                 1997            1996
                                             ------------    ------------
Primary earnings per share...............       $1.04            $.42

                                                      PRO FORMA
                                                  NINE MONTHS ENDED
                                             ----------------------------
                                             NOVEMBER 29,    NOVEMBER 30,
                                                 1997            1996
                                             ------------    ------------
Basic earnings per share.................       $1.10            $.44
Diluted earnings per share...............       $1.04            $.41

NOTE 3.  NEW ACCOUNTING PRONOUNCEMENTS

     Comprehensive Income -- During 1997 the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which established standards for the reporting and displaying of comprehensive income. Comprehensive income is defined as all changes in a Company's net assets except changes resulting from transactions with shareholders. It differs from net income in that certain items currently recorded to equity would be a part of comprehensive income. Comprehensive income must be reported in a financial statement with the cumulative total presented as a component of equity. This statement will be adopted by the Company in its fiscal 1999 quarterly financial statements.

     Segment Information -- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," which will be effective for the Company beginning March 1, 1998. SFAS No. 131 redefines how

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    NINE MONTHS ENDED NOVEMBER 29, 1997 AND NOVEMBER 30, 1996 -- (CONTINUED)
                                  (UNAUDITED)

operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company believes the segment information required to be disclosed under SFAS No. 131 will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items. The Company has not yet completed its analysis of which operating segments it will report on.

NOTE 4.  LONG-TERM DEBT

     In May 1997, the Company amended its existing credit facilities with The Chase Manhattan Bank by increasing the aggregate principal amount that may be borrowed thereunder to $125,000 (the "Bank Credit Facility"). The Bank Credit Facility consists of a $25,000 Reducing Revolver and a $100,000 Revolving Facility. The amount of the Reducing Revolver will be reduced automatically by 12.5% on August 26, 2000 and on each of the seven succeeding quarterly anniversaries of such date. The Reducing Revolver is collateralized by all of the issued and outstanding capital stock of a wholly owned subsidiary and has a five-year maturity. The Revolving Facility is collateralized by all of the Company's accounts receivable, all of its inventory and substantially all of its other personal property and has a five-year maturity. The Bank Credit Facility contains customary affirmative covenants, negative covenants and conditions of borrowing. At November 29, 1997 indebtedness under the Bank Credit Facility were letters of credit amounting to approximately $4,572. The Company has approximately $120,428 available for subsequent borrowings under its Bank Credit Facility.

NOTE 5.  SUBSEQUENT EVENTS

     In January 1998, the Company resolved a long-running dispute with the U.S. Government over export sales between 1992 and 1995 to Iran Air. The dispute centered on shipments of aircraft seats and related spare parts for five civilian aircraft operated by Iran. Iran Air purchased the seats in 1992 and arranged for them to be installed by a contractor in France. At the time, Iran was not the subject of a U.S. trade embargo. In connection with its sale of seats to Iran Air, B/E applied for and was granted a validated export license by the U.S. Department of Commerce (the "DOC"). The dispute with the U.S. Government centered on whether seats were delivered to Iran Air before the formal license was issued by the DOC, some seven months after B/E first applied for the license. This action resolved all disputes between B/E Aerospace and the Department of Justice as well as the DOC's Bureau of Export Enforcement. As part of the settlement, B/E plead guilty to a violation of the International Economic Emergency Powers Act and entered into a consent order with the DOC under which the DOC has agreed to suspend the imposition of a three-year export denial order on PTC Aerospace, a member of B/E's U.S. Seating Products Group, provided no further violations of the export laws occur. The Company will record a charge of approximately $4 million in its fourth quarter of fiscal 1998, which ends February 28, 1998, related to fines, civil penalties and associated legal fees arising from the settlement.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
B/E Aerospace, Inc.
Wellington, Florida

     We have audited the accompanying consolidated balance sheets of B/E Aerospace, Inc. and subsidiaries as of February 22, 1997 and February 24, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 22, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of B/E Aerospace, Inc. and subsidiaries as of February 22, 1997 and February 24, 1996 and the results of their operations and their cash flows for each of the three years in the period ended February 22, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, in the year ended February 24, 1996, the Company changed its method of accounting for engineering expenditures.

DELOITTE & TOUCHE LLP

Costa Mesa, California
April 10, 1997

                          CONSOLIDATED BALANCE SHEETS,

                    FEBRUARY 22, 1997 AND FEBRUARY 24, 1996
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  1997        1996
                                                                --------    --------
ASSETS
Current Assets:
  Cash and cash equivalents.................................    $ 44,149    $ 15,376
  Accounts receivable -- trade, less allowance for doubtful
     accounts of $4,864 (1997) and $4,973 (1996)............      73,489      54,242
  Inventories, net..........................................      92,900      72,569
  Other current assets......................................       2,781       7,621
                                                                --------    --------
     Total current assets...................................     213,319     149,808
                                                                --------    --------
Property and Equipment, net.................................      87,888      86,357
Intangibles and Other Assets, net...........................     189,882     197,421
                                                                --------    --------
                                                                $491,089    $433,586
                                                                ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................    $ 42,889    $ 45,102
  Accrued liabilities.......................................      43,837      56,400
  Current portion of long-term debt and borrowings..........       4,419       6,482
                                                                --------    --------
     Total current liabilities..............................      91,145     107,984
                                                                --------    --------
Long-term debt..............................................     225,402     273,192
Deferred income taxes.......................................       1,667       1,257
Other liabilities...........................................       7,114       6,996
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; 1,000,000 shares
     authorized; no shares outstanding
  Common stock, $.01 par value; 30,000,000 shares
     authorized; 21,893,392 (1997) and 16,392,994 (1996)
     shares issued and outstanding..........................         219         164
  Additional paid-in capital................................     228,710     121,366
  Accumulated deficit.......................................     (62,286)    (75,995)
  Cumulative foreign exchange translation adjustment........        (882)     (1,378)
                                                                --------    --------
     Total stockholders' equity.............................     165,761      44,157
                                                                --------    --------
                                                                $491,089    $433,586
                                                                ========    ========

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

           FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996,
                             AND FEBRUARY 25, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           YEAR ENDED
                                                          --------------------------------------------
                                                          FEBRUARY 22,    FEBRUARY 24,    FEBRUARY 25,
                                                              1997            1996            1995
                                                          ------------    ------------    ------------
Net sales.............................................      $412,379        $232,582        $229,347
Cost of sales.........................................       270,557         160,031         154,863
                                                            --------        --------        --------
Gross profit..........................................       141,822          72,551          74,484
Operating expenses:
  Selling, general and administrative.................        51,734          42,000          31,787
  Research, development and engineering...............        37,083          58,327          12,860
  Amortization of intangible assets...................        10,607           9,499           9,954
  Other expenses......................................            --           4,170          23,736
                                                            --------        --------        --------
     Total operating expenses.........................        99,424         113,996          78,337
                                                            --------        --------        --------
Operating earnings (loss).............................        42,398         (41,445)         (3,853)
Interest expense, net.................................        27,167          18,636          15,019
                                                            --------        --------        --------
Earnings (loss) before income taxes
  (benefit) and cumulative effect
  of change in accounting principle...................        15,231         (60,081)        (18,872)
Income taxes (benefit)................................         1,522              --          (6,806)
                                                            --------        --------        --------
Earnings (loss) before cumulative
  effect of change in accounting principle............        13,709         (60,081)        (12,066)
Cumulative effect of change in
  accounting principle................................            --         (23,332)             --
                                                            --------        --------        --------
Net earnings (loss)...................................      $ 13,709        $(83,413)       $(12,066)
                                                            ========        ========        ========
Earnings (loss) per common share:
  Earnings (loss) before cumulative effect
     of change in accounting principle................      $    .72        $  (3.71)       $  (0.75)
  Cumulative effect of change in
     accounting principle.............................            --           (1.44)             --
                                                            --------        --------        --------
  Net earnings (loss).................................      $    .72        $  (5.15)       $  (0.75)
                                                            ========        ========        ========

                See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

 FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996 AND FEBRUARY 25, 1995
                                 (IN THOUSANDS)

                                        COMMON STOCK     ADDITIONAL   RETAINED     CURRENCY         TOTAL
                                       ---------------    PAID-IN     EARNINGS    TRANSLATION   STOCKHOLDERS'
                                       SHARES   AMOUNT    CAPITAL     (DEFICIT)   ADJUSTMENT       EQUITY
                                       ------   ------   ----------   ---------   -----------   -------------
Balance, February 26, 1994...........  15,985    $159     $118,357    $ 19,484      $(4,007)      $133,993
  Sale of stock under employee stock
     purchase plan...................      15      --          132          --           --            132
  Employee benefit plan matching
     contribution....................      96       1          720          --           --            721
  Net loss...........................      --      --           --     (12,066)          --        (12,066)
  Foreign currency translation
     adjustment......................      --      --           --          --        2,551          2,551
                                       ------    ----     --------    --------      -------       --------
Balance, February 25, 1995...........  16,096     160      119,209       7,418       (1,456)       125,331
  Sale of stock under employee stock
     purchase plan...................      74       1          403          --           --            404
  Exercise of stock options..........     121       2          896          --           --            898
  Employee benefit plan matching
     contribution....................     102       1          858          --           --            859
  Net loss...........................      --      --           --     (83,413)          --        (83,413)
  Foreign currency translation
     adjustment......................      --      --           --          --           78             78
                                       ------    ----     --------    --------      -------       --------
Balance, February 24, 1996...........  16,393     164      121,366     (75,995)      (1,378)        44,157
  Sale of stock under employee stock
     purchase plan...................      58                  482          --           --            482
  Exercise of stock options..........   1,362      14       11,650          --           --         11,664
  Employee benefit plan matching
     contribution....................      75       1        1,316          --           --          1,317
  Sale of common stock under public
     offering, net of expenses.......   4,005      40       93,896          --           --         93,936
  Net earnings.......................      --      --           --      13,709           --         13,709
  Foreign currency translation
     adjustment......................      --      --           --          --          496            496
                                       ------    ----     --------    --------      -------       --------
Balance, February 22, 1997...........  21,893    $219     $228,710    $(62,286)     $  (882)      $165,761
                                       ======    ====     ========    ========      =======       ========

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996 AND FEBRUARY 25, 1995
                             (DOLLARS IN THOUSANDS)

                                                               1997        1996        1995
                                                             --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)....................................    $ 13,709    $(83,413)   $(12,066)
  Adjustments to reconcile net earnings (loss) to net
     cash flows (used in) provided by operating
     activities:
     Cumulative effect of accounting change..............          --      23,332          --
     Depreciation and amortization.......................      24,147      18,435      16,146
     Change in intangible assets.........................          --          --       8,588
     Deferred income taxes...............................         410      (3,453)     (6,764)
     Non cash employee benefit plan contributions........       1,317         859         721
     Changes in operating assets and liabilities, net of
       effects from acquisitions:
       Accounts receivable...............................     (19,366)      6,068       6,226
       Inventories.......................................     (19,536)    (11,929)    (16,863)
       Other current assets..............................       5,059        (638)       (585)
       Accounts payable..................................      (4,767)      3,008       7,295
       Other liabilities.................................     (11,564)     13,169        (642)
                                                             --------    --------    --------
          Net cash flows (used in) provided by operating
            activities...................................     (10,591)    (34,562)      2,056
                                                             --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchase of property and equipment........     (14,471)    (13,656)    (12,172)
  Change in other assets.................................      (1,331)     (5,914)     (8,610)
  Acquisitions...........................................          --     (42,500)
                                                             --------    --------    --------
          Net cash flows used in investing activities....     (15,802)    (62,070)    (20,782)
                                                             --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) under revolving lines of
     credit..............................................     (38,882)      2,000       9,080
  Proceeds from issuance of stock, net of expenses.......     106,082       1,302         132
  Principal payments on long-term debt...................     (11,968)       (942)
  Proceeds from long-term debt...........................          --     101,252       3,873
                                                             --------    --------    --------
          Net cash flows provided by financing
            activities...................................      55,232     103,612      13,085
                                                             --------    --------    --------
  Effect of exchange rate changes on cash flows..........         (66)         77         222
                                                             --------    --------    --------
  Net increase (decrease) in cash and cash equivalents...      28,773       7,057      (5,419)
  Cash and cash equivalents, beginning of year...........      15,376       8,319      13,738
                                                             --------    --------    --------
  Cash and cash equivalents, end of year.................    $ 44,149    $ 15,376    $  8,319
                                                             ========    ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid (received) during year for:
  Interest...............................................    $ 26,097    $ 16,967    $ 16,664
  Income taxes -- net....................................       1,209      (3,292)     (1,096)
SCHEDULE OF NON-CASH TRANSACTIONS:
  Liabilities assumed and accrued acquisition costs
     incurred in connection with the acquisitions (See
     Note 3).............................................          --      27,532          --
  Liabilities incurred in connection with purchase of
     land and buildings..................................          --          --       4,000

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                             AND FEBRUARY 25, 1995
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Basis of Presentation -- B/E Aerospace, Inc. (the "Company") operates in a single business segment and designs, manufactures, sells and services a broad line of commercial aircraft cabin interior products consisting of a broad range of aircraft seating products, passenger entertainment and service systems, and galley products, including structures as well as all food and beverage storage and preparation equipment. The Company's customers are the world's commercial airlines. As a result, the Company's business is directly dependent upon the conditions in the commercial airline industry.

     Consolidation -- The accompanying financial statements consolidate the accounts of B/E Aerospace, Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Income Taxes -- In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, the Company provides deferred income taxes for temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

     Warranty Costs -- Estimated costs related to product warranties are accrued at the time products are sold.

     Revenue Recognition -- Sales of assembled products, equipment or services are recorded on the date of shipment or, if required, upon acceptance by the customer. The Company sells its products primarily to airlines worldwide, including occasional sales collateralized by letters of credit. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Actual losses have been within management's expectations.

     Cash Equivalents -- The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     Intangible Assets -- The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed. In accordance with SFAS No. 121, long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable. The Company annually evaluates the carrying value of the intangible assets versus the cash benefit expected to be realized and adjusts for any impairment of value. As discussed in Note 15, the Company introduced a new product to the in-flight entertainment industry, causing the industry in general to re-evaluate its product offerings and, in the process, impairing the value of certain assets, including certain earlier Company technology. Accordingly, intangible assets related to these product offerings were written down to their estimated realizable value during the year ended February 25, 1995.

     Research and Development -- Research and development expenditures are expensed as incurred.

     Stock-Based Compensation -- In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation, which became effective for the Company beginning during fiscal 1997. SFAS No. 123 requires extended disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board (APB) Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company continues to apply APB Opinion No. 25 to its stock-based compensation awards to employees and discloses the required pro forma effect on net income and earnings per share. See Note 12.

     Earnings (Loss) per Common Share -- Earnings (loss) per common share amounts are computed using the weighted average number of common and common equivalent (where not anti-dilutive) shares outstanding during each period. The number of weighted average shares of common stock outstanding amounted to 19,107,000, 16,185,000, and 16,021,000 for the years ended February 22, 1997,
February 24, 1996 and February 25, 1995, respectively.

     In February 1997, the FASB issued SFAS No. 128, Earnings per Share which is effective for financial statements issued for period ending after December 15, 1997. SFAS No. 128 requires the disclosure of basic and diluted earnings per share. The amount reported as net income per common and common equivalent share for the year ended February 22, 1997 would not be materially different than that which would have been reported for basic and diluted earnings per share in accordance with SFAS No. 128.

     Foreign Currency Translation -- In accordance with the provisions of SFAS No. 52, Foreign Currency Translation, the assets and liabilities located outside the United States are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are recognized currently in income, and those resulting from translation of financial statements are accumulated as a separate component of stockholders' equity.

     Reclassifications -- Certain items in prior years' financial statements have been reclassified to conform with the presentation used in the year ended February 22, 1997.

2.  ACCOUNTING CHANGE

     In fiscal 1996, the Company undertook a comprehensive review of the engineering capitalization policies followed by its competitors and others in its industry peer group. The results of this study and an evaluation of the Company's policy led the Company to conclude that it should adopt the accounting method that it believes is followed by most of its competitors and certain members of its industry peer group. Previously, the Company had capitalized precontract engineering costs as a component of inventories, which were then amortized to earnings as the product was shipped. The Company now expenses such costs as they are incurred. While the accounting policy for precontract engineering expenditures previously followed by the Company was in accordance with generally accepted accounting principles, the changed policy is preferable.

     The effect of this change in accounting for periods through February 25, 1995 was a charge of $23,332 ($1.44 per share); the effect of expensing engineering costs for the year ended February 24, 1996 was a charge of $42,114 ($2.60). The following table summarizes the pro forma net earnings (loss) and per share amounts for each period presented. Primarily as a result of this accounting change, inventories decreased by $65,446 as of February 24, 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

     Pro forma amounts assuming the change in application of accounting principle applied retroactively (unaudited):

                                                       YEAR ENDED
                                              ----------------------------
                                              FEBRUARY 24,    FEBRUARY 25,
                                                  1996            1995
                                              ------------    ------------
Net loss....................................    $(60,081)       $(35,398)
Net loss per share..........................    $  (3.71)       $  (2.20)

3.  ACQUISITIONS

     On January 24, 1996, the Company acquired all of the outstanding capital stock of Burns Aerospace Corporation, which designs, manufactures, sells and services aircraft seating products to commercial airlines worldwide. The aggregate acquisition cost of $70,032 includes the payment of $42,500 to the seller, the assumption of approximately $27,532 of liabilities, including related acquisition costs, and certain liabilities arising from the acquisition. Funds for the acquisition were obtained from proceeds of the long-term debt issuance described in Note 8.

     The aggregate purchase price for the Burns acquisition has been allocated to the net assets acquired based on appraisals and management's estimates as follows:

Receivables................................................  $11,396
Inventories................................................   12,624
Other current assets.......................................      806
Property and equipment.....................................   21,695
Intangible and other assets................................   23,511
                                                             -------
                                                             $70,032
                                                             =======

     The following table presents unaudited proforma operating results for the fiscal years ended February 1996 and 1995, respectively, as if the acquisition had occurred on February 27, 1994:

                                                           1996        1995
                                                         --------    --------
Net sales..............................................  $327,073    $322,841
Net loss...............................................  $(88,113)   $(15,061)
Net loss per share.....................................  $  (5.44)   $   (.94)

4.  INVENTORIES

     Inventories are stated at the lower of cost or market, cost is determined using the weighted average cost method. Finished goods and work in process inventories include material, labor and manufacturing overhead costs. Inventories consist of the following:

                                                    1997       1996
                                                   -------    -------
Raw materials....................................  $45,947    $28,252
Work-in-process..................................   41,399     39,045
Finished goods...................................    7,929      5,272
Less customer advances...........................   (2,375)        --
                                                   -------    -------
                                                   $92,900    $72,569
                                                   =======    =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

5.  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, and depreciated and amortized generally on the straight-line method over their estimated useful lives of two to thirty years (term of lease as to leasehold improvements). Property and equipment consist of the following:

                                                YEARS      1997        1996
                                                -----    --------    --------
Land, buildings and improvements..............  10-30    $ 42,966    $ 39,979
Machinery.....................................   3-13      45,444      46,374
Tooling.......................................   3-10      17,179      14,819
Furniture and equipment.......................   2-10      18,327      12,758
                                                         --------    --------
                                                          123,916     113,930
     Less accumulated depreciation and
       amortization...........................            (36,028)    (27,573)
                                                         --------    --------
                                                         $ 87,888    $ 86,357
                                                         ========    ========

6.  INTANGIBLES AND OTHER ASSETS

     Intangibles and other assets consist of the following:

                                          STRAIGHT-LINE
                                           AMORTIZATION
                                          PERIOD (YEARS)      1997        1996
                                          --------------    --------    --------
Covenants not-to-compete................         14         $ 10,198    $ 10,198
Product technology, production plans and
  drawings..............................       7-20           59,484      60,201
Replacement parts annuity...............         20           29,778      29,416
Product approvals and technical
  manuals...............................         20           18,331      18,529
Goodwill................................         30           78,913      77,256
Debt issue costs........................         10           13,431      12,592
Trademarks and patents..................         20           10,820      10,470
Other...................................                      14,271      11,761
                                                            --------    --------
                                                             235,226     230,423
     Less accumulated amortization......                     (45,344)    (33,002)
                                                            --------    --------
                                                            $189,882    $197,421
                                                            ========    ========

7.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                    1997       1996
                                                   -------    -------
Accrued product warranties.......................  $ 5,231    $ 3,455
Accrued salaries, vacation and related
  benefits.......................................   12,868     10,479
Accrued acquisition expenses.....................    5,488     11,105
Accrued interest.................................    6,585      7,449
Customer advances................................       --      5,940
Accrued income taxes.............................    6,563      7,315
Other accrued liabilities........................    7,102     10,657
                                                   -------    -------
                                                   $43,837    $56,400
                                                   =======    =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

8.  LONG-TERM DEBT AND BORROWINGS

     Long-term debt consists of the following:

                                                   1997        1996
                                                 --------    --------
Senior notes...................................  $124,411    $124,313
Senior subordinated notes......................   100,000     100,000
Revolving lines of credit......................     4,419      42,967
Term loan......................................        --      11,968
Other long-term debt...........................       991         696
                                                 --------    --------
                                                  229,821     279,674
     Less current portion of long-term debt....    (4,419)     (6,482)
                                                 --------    --------
                                                 $225,402    $273,192
                                                 ========    ========

     In January 1996, the Company amended its existing credit facilities by increasing the aggregate principal amount that may be borrowed thereunder to $100,000 (the "Bank Credit Facility"). The Bank Credit Facility consists of a $25,000 Reducing Revolver and a $75,000 Revolving Facility. The amount of the Reducing Revolver will be reduced automatically by 12.5% on April 19, 1999 and on each of the seven succeeding quarterly anniversaries of such date. The Reducing Revolver is collateralized by all of the issued and outstanding capital stock of a wholly owned subsidiary and has a five-year maturity, with the commitments of the lenders thereunder reducing during such five-year period. The Revolving Facility is collateralized by all of the Company's accounts receivable, all of its inventory and substantially all of its other personal property and has a five-year maturity. The Bank Credit Facility contains customary affirmative covenants, negative covenants and conditions of borrowing, all of which were met by the Company as of February 22, 1997.

     Borrowings under the Bank Credit Facility currently bear interest at LIBOR plus 1.75% or prime (as defined) plus .5%. The interest to be charged on the Bank Credit Facility can increase or decrease based upon specified operating performance criteria set forth in the Bank Credit Facility Agreement. Amounts may be borrowed or repaid in $1,000 increments. At February 22, 1997, approximately $5,100 of letters of credit were outstanding, reducing the aggregate Bank Credit Facility availability to approximately $94,900.

     On January 24, 1996, the Company sold $100,000 of 9 7/8% Senior Subordinated Notes (the "Senior Subordinated Notes"). The proceeds from the Senior Subordinated Notes were utilized to acquire Burns and refinance the Company's then outstanding Bank credit facilities.

     The Senior Subordinated Notes are unsecured senior subordinated obligations of the Company and are subordinated to all senior indebtedness of the Company and mature on February 1, 2006. Interest on the Senior Subordinated Notes is payable semi-annually in arrears on February 1 and August 1 of each year. The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time after February 1, 2001 at predetermined redemption prices together with accrued and unpaid interest through the date of redemption. Upon a change of control (as defined), each holder of the Senior Subordinated Notes may require the Company to repurchase such holder's Senior Subordinated Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of such purchase. The Senior Subordinated Notes contain certain restrictive covenants, all of which were met by the Company as of February 22, 1997, including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, dividends, mergers and transfers of assets.

     On February 24, 1993, the Company sold $125,000 of 9 3/4% Senior Notes (the "Senior Notes"), which were priced to yield 9 7/8%. The Company received the proceeds from the Senior Notes on March 3, 1993 and utilized $32,545 thereof to repay the outstanding balance of the Company's then outstanding bank obligations. The Senior Notes are senior unsecured obligations of the Company, ranking equally with any future senior

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

obligations of the Company and mature on March 1, 2003. Interest on the Senior Notes is payable semi-annually in arrears on March 1 and September 1 of each year. The Senior Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 1998 at predetermined redemption prices, together with accrued and unpaid interest through the date of redemption. Upon a change of control (as defined), each holder of the Senior Notes may require the Company to repurchase such holder's Senior Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of such purchase. The Senior Notes contain certain restrictive covenants, all of which were met by the Company as of February 22, 1997, including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, dividends, mergers and transfers of assets.

     Terms of the Senior Notes provide that, among other things, the payment of cash dividends on common stock is limited to a cumulative amount that equals 50% of the Company's consolidated adjusted net earnings since the date of the Senior Notes' issuance, plus the sum of $10,000 and other equity adjustments (as defined therein). The payment of cash dividends may only be made if the Company is not in default under the terms of the Senior Notes. The Bank Credit Facility also contains restrictions on the cumulative amount of dividends that may be paid. As of February 22, 1997, approximately $3,400 of dividends could have been declared by the Company.

     The Company has a U.K. revolving line of credit agreement for approximately $4,800 (the FEEL Credit Agreement). The FEEL Credit Agreement is collateralized by substantially all of the assets of FEEL. Borrowings may be made under the line of credit, provided FEEL is in compliance with certain covenants, all of which were met as of February 22, 1997. Aggregate borrowings outstanding under the FEEL Credit Agreement were approximately $4,419 as of February 22, 1997. Such borrowings will be repaid in pounds sterling.

     The Company also has a Netherlands revolving line of credit agreement for approximately $1,000 (the Inventum Credit Agreement). The Inventum Credit Agreement is collateralized by substantially all of the assets of Inventum. Borrowings may be made under the line of credit, provided Inventum is in compliance with certain covenants, all of which were met by Inventum as of February 22, 1997. There were no borrowings outstanding under the Inventum Credit Agreement as of February 22, 1997.

     Maturities of long-term debt are as follows:

Fiscal year ending February:
  1998..................................................    $  4,419
  1999..................................................         177
  2000..................................................         138
  2001..................................................         315
  2002..................................................          --
Thereafter..............................................     224,772
                                                            --------
                                                            $229,821
                                                            ========

     Interest expense amounted to $28,369, $18,788 and $17,225 for the years ended February 22, 1997, February 24, 1996 and February 25, 1995, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

9.  INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                          1997      1996       1995
                                         ------    -------    -------
Current:
  Federal..............................  $   --    $ 1,972    $  (786)
  State................................      --        818        105
  Foreign..............................   1,112        663        639
                                         ------    -------    -------
                                          1,112      3,453        (42)
                                         ------    -------    -------
Deferred:
  Federal..............................      --     (2,635)    (5,146)
  State................................      --       (818)      (904)
  Foreign..............................     410         --       (714)
                                         ------    -------    -------
                                         410...     (3,453)    (6,764)
                                         ------    -------    -------
                                         $1,522    $    --    $(6,806)
                                         ======    =======    =======

     The difference between income tax expense (benefit) and the amount computed by applying the statutory U.S. federal income tax rate (35%) to the pretax earnings before change in accounting principle consists of the following:

                                                        1997        1996       1995
                                                       -------    --------    -------
Statutory U.S. federal income tax expense
  (benefit)..........................................  $ 5,331    $(21,028)   $(6,605)
Operating loss (with) without tax benefit............   (6,164)     14,569         --
Foreign tax rate differential........................    1,267       3,324         --
Goodwill amortization................................      566         558        708
Other, net...........................................      522       2,577       (909)
                                                       -------    --------    -------
                                                       $ 1,522    $     --    $(6,806)
                                                       =======    ========    =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

     The tax effects of temporary differences and carryforwards that give rise to the Company's deferred income tax assets and liabilities consist of the following:

                                                                1997        1996
                                                              --------    --------
Engineering costs...........................................  $     --    $ 22,182
Inventory reserves..........................................     3,145       5,164
Acquisition reserves........................................    (1,740)        991
Inventory costs capitalized for tax purposes................     1,236         815
Bad debt reserves...........................................       948         658
Warranty reserve............................................     1,452          --
Other.......................................................     2,840       1,611
                                                              --------    --------
Net current deferred income tax assets......................     7,881      31,421
Intangible assets...........................................   (13,565)    (14,701)
Depreciation................................................    (2,074)     (1,556)
Net operating loss carryforward.............................    26,309       9,254
Research credit carryforward................................     2,941         600
Other.......................................................        --       1,137
                                                              --------    --------
Net noncurrent deferred income tax asset (liabilities)......    13,611      (5,266)
Valuation allowance.........................................   (23,159)    (27,412)
                                                              --------    --------
Net deferred tax liabilities................................  $ (1,667)   $ (1,257)
                                                              ========    ========

     Due to uncertainty surrounding the realization of the benefits of its net deferred tax asset, the Company has established a valuation allowance of $23,159 against its otherwise recognizable net deferred tax asset.

     As of February 22, 1997, the Company had approximately $63,022 of federal operating loss carryforwards which expire at various dates through 2011, federal research credit carryforwards of $2,941 which expire at various dates through 2011, and alternative minimum tax credit carryforwards of $658 which have no expiration date. Approximately $6,000 of the Company's net operating loss carryforward related to non-qualified stock options will be credited to paid-in-capital rather than income tax expense.

     The Company has not provided for any residual U.S. income taxes on the approximately $3,651 of earnings from its foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual U.S. income taxes, if provided for, would be immaterial.

     The Internal Revenue Service completed its examination of the Company's federal tax returns for the years ended February 26, 1994 and February 27, 1993. The resolution of the examination did not have a material adverse effect on the Company's results of operations or its financial condition.

     The Company's federal tax returns for the years ended February 24, 1996 and February 25, 1995 are currently under examination by the Internal Revenue Service. Management believes that the resolution of this examination will not have a material adverse effect on the Company's results of operations or its financial condition.

10.  COMMITMENTS AND CONTINGENCIES

     Leases -- The Company leases certain of its office, manufacturing and service facilities under operating leases which expire at various times through August 2003. Rent expense for fiscal 1997, 1996 and 1995 was

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

approximately $7,021, $2,943 and $2,276, respectively. Future payments under leases with terms currently greater than one year are as follows:

Year ending February:
1998.......................................................  $ 6,075
1999.......................................................    4,239
2000.......................................................    3,058
2001.......................................................    2,306
2002.......................................................    1,462
Thereafter.................................................      702
                                                             -------
                                                             $17,842
                                                             =======

     Contingencies -- B/E has been advised that the U.S. Attorney's Office for the District of Connecticut, in conjunction with the Department of Commerce and the U.S. Customs Service, is conducting a grand jury investigation focused on possible noncompliance by B/E with certain statutory and regulatory provisions relating to export licensing and controls. The investigation relates primarily to the sale of passenger seats and related spare parts for civilian commercial passenger aircraft to Iran Air from 1992 through mid-1995. B/E has been advised that it is a target of the investigation. An employee of a foreign based subsidiary of B/E has been charged with offenses relating to the investigation. The investigation is continuing, while the Company intends to defend itself vigorously, the ultimate outcome of the investigation cannot presently be determined. An adverse outcome could have a material adverse effect upon the operations and/or financial condition of the Company.

     The Company is also a defendant in various other legal actions arising in the normal course of business, the outcome of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect to the Company's financial statements.

     Employment Agreements -- The Company has employment and compensation agreements with two key officers of the Company. One of the agreements provides for an officer to earn a minimum of $450 adjusted annually for changes in the consumer price index (as defined) per year through 2002, as well as a deferred compensation benefit equal to the aggregate annual compensation earned through termination and payable thereafter. Such deferred compensation will be payable in equal monthly installments over the same number of years it was earned. The other agreement provides for an officer to receive annual minimum compensation of $450, and an incentive bonus not to exceed 100% of the officer's then-current salary through 2001. In addition, if the officer terminates his employment after April 28, 1996, the Company is obligated to pay the officer annually, as deferred compensation, an amount equal to 100% of the officer's annual salary (as defined) for a period of ten years from the date of termination. Such deferred compensation has been accrued at the present value of the obligation at February 22, 1997.

     The Company has other employment agreements with certain key members of management that provide for aggregate minimum annual base compensation of $1,825 expiring on various dates through 1999.

     Supply Agreement -- The Company has entered into a supply agreement with Applied Extrusion Technologies, Inc. ("AET"), a related party by way of common management. Under this agreement, the Company has agreed to purchase its requirements for certain component parts through March 1998 at a price that results in a 33 1/3% gross margin to AET. The Company's purchases under this contract for the years ended February 22, 1997, February 24, 1996, and February 25, 1995, were $1,642, $1,301 and $984, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

11.  EMPLOYEE RETIREMENT PLAN

     In August 1988, the Company established a non-qualified contributory profit-sharing plan. Effective August 1, 1989, this plan was amended to incorporate a 401(k) Plan which permits the Company to match a portion of employee contributions. Commencing in 1995, the Company's 401(k) Plan was amended to permit the Company's matching contribution to be made in common stock of the Company. The Company recognized expenses of $1,317, $859 and $721 related to this plan for the years ended February 22, 1997, February 24, 1996 and February 25, 1995, respectively.

12.  STOCKHOLDERS' EQUITY

     On December 18, 1996, the Company issued approximately 4,005,000 shares of common stock to the public at a price of $25.00 per share. The net proceeds of the offering were $93,936. The Company used approximately $57,600 of the net proceeds to repay outstanding balances under various credit facilities.

     Had this sale and the corresponding repayment of the credit facilities taken place on February 26, 1995, earnings per common and common equivalent shares would have been $.87 and $(4.24), respectively, for the years ended February 22, 1997 and February 24, 1996.

     As required by APB 15, the supplemental earnings (loss) per common share data give effect to: (I) the assumed issuance of 2,566,559 shares of Common Stock by the Company which would be necessary to generate proceeds (using an assumed share price of $25), net of estimated offering costs, sufficient to repay $57.6 million of indebtedness; and (ii) the elimination of interest expense related to such borrowings for each period, net of tax. The supplemental data do not give effect to the issuance of an additional 1,433,441 shares of Common Stock sold by the Company.

     Stock Option Plans -- The Company has various stock option plans, including the 1989 Stock Option Plan, the 1991 Directors Stock Option Plan, the 1992 Share Option Scheme and the 1996 Stock Option Plan (collectively the Option Plans), under which shares of the Company's common stock may be granted to key employees and directors of the Company. The Option Plans provide for granting key employees options to purchase the Company's common stock. Options are granted at the discretion of the compensation and stock option committee of the Board of Directors. Options granted generally vest at the rate of 25% per year from the date of grant and are exercisable to the extent vested and the option term cannot exceed ten years.

     The following table sets forth options granted, canceled, forfeited and outstanding:

                           FEBRUARY 22, 1997          FEBRUARY 24, 1996         FEBRUARY 25, 1995
                       --------------------------  ------------------------  ------------------------
                                    OPTION PRICE               OPTION PRICE              OPTION PRICE
                        OPTIONS       PER SHARE     OPTIONS     PER SHARE     OPTIONS     PER SHARE
                       ----------   -------------  ---------   ------------  ---------   ------------
Outstanding beginning
  of period..........   2,720,350   $ 0.81-$13.00  2,871,287   $0.81-$13.00  2,493,162   $0.81-$13.00
Options granted......   1,313,500   $10.25-$24.94    731,925   $7.37-$10.37    484,500   $7.44-$ 8.75
Options exercised....  (1,361,925)  $ 0.81-$16.13   (139,750)  $0.81-$ 8.75       (375)  $0.81
Options forfeited....    (224,500)  $ 7.38-$16.13   (743,112)  $7.00-$13.00   (106,000)  $8.25-$11.75
                       ----------                  ---------                 ---------
Outstanding, end of
  period.............   2,447,425   $ 0.81-$24.93  2,720,350   $0.81-$13.00  2,871,287   $0.81-$13.00
                       ==========                  =========                 =========
Exercisable at end of
  year...............   1,374,927   $ 0.81-$24.93  2,223,225   $0.81-$13.00    694,737   $0.81-$13.00
                       ==========                  =========                 =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

     At February 22, 1997 options were available for grant under each of the Company's option plans.

                                          OPTIONS OUTSTANDING
                                          AT FEBRUARY 22, 1997
--------------------------------------------------------------------------------------------------------
                                                 WEIGHTED AVERAGE        OPTIONS
   RANGE OF       OPTIONS     WEIGHTED AVERAGE      REMAINING        EXERCISABLE AT     WEIGHTED AVERAGE
EXERCISE PRICE  OUTSTANDING    EXERCISE PRICE    CONTRACTUAL LIFE   FEBRUARY 22, 1997    EXERCISE PRICE
--------------  -----------   ----------------   ----------------   -----------------   ----------------
                                                     (YEARS)
$  .81-$ 8.50     641,625          $ 7.84              6.51              513,000             $ 7.75
$ 8.63-$ 8.75     637,750          $ 8.72              5.87              566,500             $ 8.74
$ 8.88-$16.13     373,050          $12.05              8.65              101,675             $12.19
$19.00-$24.94     795,000          $20.06              9.68              193,752             $19.94

     The estimated fair value of options granted during 1997 was $16.60 per share. The estimated fair value of options granted during 1996 was $7.69 per share. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option and purchase plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan other than that described above. Had compensation cost for the Company's stock option plans and its stock purchase plans been determined consistent with SFAS No. 123, the Company's net earnings (loss) and net earnings (loss) per share for the year ended February 22, 1997 and February 24, 1996 would have been reduced to the pro forma amounts indicated in the following table:

                                                           1997        1996
                                                          -------    --------
Net earnings (loss) -- as reported....................    $13,709    $(83,413)
Net earnings (loss) -- pro forma......................    $10,709    $(84,932)
Net earnings (loss) per share -- as reported..........    $   .72    $  (5.15)
Net earnings (loss) per share -- pro forma............    $   .56    $  (5.24)
Weighted average and pro forma weighted average common
  shares..............................................     19,107      16,185

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in 1997 and 1996; risk-free interest rates of 6.4%; expected dividend yields of 0.0%; expected lives of 4 years; and expected volatility of 43%.

     The impact of outstanding non-vested stock options granted prior to fiscal 1996 has been excluded from the pro forma calculation; accordingly, the 1997 and 1996 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

13.  EMPLOYEE STOCK PURCHASE PLAN

     The Company has established a qualified Employee Stock Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's common stock at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. The Company issued 58,490 and 73,544 shares of stock during fiscal 1997 and 1996 pursuant to this plan at an average price per share of $9.70 and $5.50, respectively.

14.  EXPORT SALES AND MAJOR CUSTOMERS

     Export sales from the United States to customers in foreign countries amounted to approximately $153,423 $61,717, and $61,645 in fiscal 1997, 1996, and 1995, respectively. Total sales to all customers in foreign countries amounted to approximately $203,388, $124,469 and $114,511 in fiscal 1997, 1996 and 1995,

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

respectively. Total sales to Europe amounted to 29%, 18% and 22% in fiscal 1997, 1996 and 1995, respectively. Total sales to Asia amounted to 16%, 20% and 19% in fiscal 1997, 1996 and 1995, respectively. Major customers (i.e., customers representing more than 10% of total sales) change from year to year depending on the level of refurbishment activity and/or the level of new aircraft purchases by such customers. There were no major customers in fiscal 1997, 1996 or 1995.

15.  OTHER EXPENSES

     Other expenses for the year ended February 24, 1996 relate to costs associated with the integration and consolidation of the Company's European seating business. Other expenses for the year ended February 25, 1995 consisted of a charge related primarily to intangible assets ($10,835) and inventories ($11,216) associated with the Company's passenger entertainment systems. The introduction of the Company's MDDS interactive video system, which the Company expects to become the industry's standard for in-flight passenger and service entertainment, has captured the dominant market share with contract awards from the major airlines totaling more than $150,000 during the year ended February 24, 1996. The MDDS system also has recently caused major carriers to convert programs for earlier products to the Company's MDDS system and has caused two of the Company's principal competitors to offer to develop systems for the airlines similar to the Company's MDDS system. These events have caused the in-flight entertainment industry to re-evaluate its product offerings and, in the process, have impaired the value of certain of its assets. As a result, the Company has written down certain of its assets, including certain customer-specific inventories and other assets.

16.  FOREIGN OPERATIONS

     Geographic Area -- The Company operated principally in two geographic areas, the United States and Europe during the years ended February 22, 1997, February 24, 1996 and February 25, 1995. There were no significant transfers between geographic areas during the period. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area.

     The following table presents net sales and operating income for the years ended February 22, 1997, February 24, 1996, and February 25, 1995 and identifiable assets as of February 22, 1997, February 24, 1996 and February 25, 1995 by geographic area.

                                               1997        1996        1995
                                             --------    --------    --------
NET SALES:
  United States............................  $312,497    $169,830    $170,542
  Europe...................................    99,882      62,752      58,805
                                             --------    --------    --------
     Total:................................  $412,379    $232,582    $229,347
                                             ========    ========    ========
OPERATING INCOME:
  United States............................  $ 33,834    $(35,822)   $ (9,457)
  Europe...................................     8,564      (5,623)      5,604
                                             --------    --------    --------
     Total:................................  $ 42,398    $(41,445)   $ (3,853)
                                             ========    ========    ========
IDENTIFIABLE ASSETS:
  United States............................  $380,273    $332,832    $279,402
  Europe...................................   110,816     100,754     100,552
                                             --------    --------    --------
     Total:................................  $491,089    $433,586    $379,954
                                             ========    ========    ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED FEBRUARY 22, 1997, FEBRUARY 24, 1996
                      AND FEBRUARY 25, 1995 -- (CONTINUED)

17.  FAIR VALUE INFORMATION

     The following disclosure of the estimated fair value of financial instruments at February 22, 1997 and February 24, 1996 is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The carrying amounts of cash and cash equivalents, accounts receivable -- trade, and accounts payable are a reasonable estimate of their fair values. At February 22, 1997, the Company's Senior Notes have a carrying value of $124,411 and fair value of 131,250, while the Company's Senior Subordinated Notes have a carrying value of $100,000 and fair value of $104,500. The carrying amounts of other long-term debts approximates fair value because the obligations either bear interest at floating rates or compare favorably with fixed rate obligations that would be available to the Company.

     The fair value information presented herein is based on pertinent information available to management as of February 22, 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively re-valued for purposes of these consolidated financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

18.  SELECTED QUARTERLY DATA (UNAUDITED)

     Summarized quarterly financial data for fiscal 1997 is as follows:

                                                       FISCAL YEAR ENDED FEBRUARY 22, 1997
                                                   -------------------------------------------
                                                    FIRST      SECOND      THIRD       FOURTH
                                                   QUARTER    QUARTER     QUARTER     QUARTER
                                                   -------    --------    --------    --------
Sales............................................  $97,302    $103,026    $107,823    $104,228
Gross profit.....................................   32,547      34,439      36,510      38,326
Net earnings.....................................    1,433       1,863       4,131       6,282
Net earnings per share...........................     0.08        0.11        0.23        0.29

     Summarized quarterly financial data for fiscal 1996 is as follows:

                                                      FISCAL YEAR ENDED FEBRUARY 24, 1996
                                                  --------------------------------------------
                                                   FIRST       SECOND      THIRD       FOURTH
                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                  --------    --------    --------    --------
Sales...........................................  $ 55,594    $ 57,451    $ 55,188    $ 63,349
Gross profit....................................    18,442      18,719      17,726      17,664
Net (loss) before cumulative effect of
  accounting change.............................    (9,682)     (7,514)    (14,021)    (28,864)
Cumulative effect of accounting change..........   (23,332)         --          --          --
Net loss........................................   (33,014)     (7,514)    (14,021)    (28,864)
Net loss per share:
Before cumulative effect of accounting change...  $  (0.60)   $  (0.45)   $  (0.74)   $  (1.92)
Cumulative effect of accounting change..........     (1.44)         --          --          --
                                                  --------    --------    --------    --------
Net loss per share..............................  $  (2.04)   $  (0.45)   $  (0.74)   $  (1.92)
                                                  ========    ========    ========    ========

======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING MEMORANDUM IN CONNECTION WITH THE OFFERING COVERED BY THIS OFFERING MEMORANDUM. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASERS. THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS OFFERING MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS OFFERING MEMORANDUM OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Available Information..................    4
Incorporation of Certain Documents By
  Reference............................    4
Summary................................    6
Risk Factors...........................   19
Cautionary Statement Regarding Forward-
  Looking Statements...................   22
The Company............................   23
Use of Proceeds........................   23
The Exchange Offer.....................   23
Capitalization.........................   30
Recent Developments....................   31
Selected Financial Data................   34
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   36
Business...............................   42
Management.............................   55
Security Ownership of Certain
  Beneficial Owners and Management.....   58
Description of Certain Indebtedness....   60
Description of the New Notes...........   61
Plan of Distribution...................   86
Experts................................   86
Independent Auditors...................   86
Index to Consolidated Financial
  Statements...........................  F-1


======================================================
======================================================

                                  $250,000,000

                                 EXCHANGE OFFER

                               BE AEROSPACE, INC.

                                      LOGO

                             8% SENIOR SUBORDINATED
                                 NOTES DUE 2008

                            ------------------------
                                   PROSPECTUS
                            -----------------------

                                 APRIL 20, 1998


======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Restated Certificate of Incorporation (the "Certificate") provides that the Company's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant's Certificate further provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     The directors and officers of the Company are covered under directors' and officers' liability insurance policies maintained by the Company.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     (a) The following exhibits are filed herewith or were previously filed:



                                                                       PAGE NUMBER IS SEQUENTIAL
                                                                        NUMBERING SYSTEM WHERE
                                                                        EXHIBITS MAY BE LOCATED
                                                                       -------------------------
 *1.1    Purchase Agreement dated January 6, 1998 by and among the
         Registrant, Merrill Lynch & Co., BT Alex. Brown, Chase
         Securities Inc., Credit Suisse First Boston and Morgan
         Stanley Dean Witter
 *4.1    Indenture dated February 13, 1998 for Registrant's issue of
         8% Senior Subordinated Notes due 2008 between the Registrant and United States Trust Company of New York, as trustee
 *4.2    Second Supplemental Indenture to Indenture dated March 3,
         1993 for the Registrant's issue of 9 3/4% Senior Notes due
         2003 as supplemented on January 6, 1996, between the
         Registrant and United States Trust Company of New York, as
         trustee
 *4.3    Form of Note for the Registrant's 8% Senior Subordinated
         Notes (included in Exhibit 4.1)
  5.1    Opinion of Shearman & Sterling
*10.1    Third Amended and Restated Credit Agreement (the "Third
         Amended and Restated Credit Agreement") dated as of October
         29, 1993, as amended and restated as of May 29, 1997, among the Registrant, the banks named therein and The Chase
         Manhattan Bank, N.A. as agent
 10.1(a) Fourth Amended and Restated Credit Agreement dated as of
         October 29, 1993, as amended and restated as of April 3,
         1998, among the Registrant, the banks named therein and the
         Chase Manhattan Bank, N.A., as agent
*10.2    Amendment No. 1 dated November 19, 1997 to the Third Amended and Restated Credit Agreement
*10.3    Amendment No. 2 dated January 28, 1998 to the Third Amended and Restated Credit Agreement
 23.1    Consent of Deloitte & Touche
 23.2    Consent of Shearman & Sterling (included in Exhibit 5.1)
  *24    Power of Attorney (included on signature page)
   25    Statement of Eligibility of United States Trust Company of
         New York, Trustee


---------------

* Previously Filed.


     The following exhibits previously have been filed with the Commission under the Securities Act of 1933 and/or the Securities Exchange Act of 1934 and are incorporated by reference herein, (i) the Registrant's Registration Statement on Form S-1, as amended (No. 33-33689), filed with the Commission on March 7, 1990 (referred to below as "33-33689"); (ii) the Registrant's Registration Statement on Form S-1, as amended (No. 33-43147), filed with the Commission on October 3, 1991 (referred to below as "33-43147"); (iii) the Registrant's Registration Statement on Form S-1, as amended (No. 33-54146), filed with the Commission on November 3, 1992 (referred to below as "33-54146"); (iv) the Registrant's Registration Statement on Form S-3, as amended (No. 33-57798) filed with the Commission on February 2, 1993 (referred to below as "33-57798"); (v) the Registrant's Registration Statement on Form S-2 (No. 33-66490) filed with the Commission on July 23, 1993 (referred to below as "33-66490"); (vi) the Registrant's Registration Statement on Form S-8 (No. 33-48119), filed with the Commission on May 26, 1992 (referred to below as "33-48119"); (vii) the Registrant's Registration Statement on Form S-8 (No. 33-72194), filed with the Commission on November 29, 1993 (referred to below as "33-72194");
(viii) the Registrant's Registration Statement on Form S-8 (No. 33-82894), filed with the Commission on August 16, 1994 (referred to below as "33-82894"); (ix) the Registrant's Registration Statement on Form S-4 (No. 333-00433, filed with the Commission on January 26, 1996 (referred to below as "33-00433"); (x) the Registrant's Current Report on Form 8-K dated March 5, 1992, filed with the Commission on March 6, 1992 (referred to below as "March 8-K"); (xi) the Registrant's Current Report on Form 8-K dated April 16, 1992, filed with the Commission on April 17, 1992 (referred to below as "April 8-K"); (xii) the Registrant's Current Report on Form 8-K dated August 23, 1993, filed with the Commission on September 7, 1994 (referred to below as "August 8-K"); (xiii) the Registrant's Current Report on Form 8-K dated December 14, 1995 filed with the Commission on December 28, 1995 (referred to below as "December 8-K"); (xiv) the Registrant's Current Report on Form 8-K dated March 26, 1996, filed with the Commission on April 5, 1996 (referred to below as "March 1996 8-K"); (xv) the Registrant's Report on Form 10-K for the seven-month transition period ended February 29, 1992, filed with the Commission on May 27, 1992 (referred to below as "1992 10-K"); (xvi) the Registrant's Report on Form 10-K, as amended, for the fiscal year ended February 27, 1993, filed with the Commission on May 13, 1993 (referred to below as "1993 10-K"); (xvii) the Registrant's Report on Form 10-K, as amended, for the fiscal year ended February 26, 1994, filed with the Commission on May 23, 1994 (referred to below as "1994 10-K"); and (xviii) the Registrant's Report on Form 10-K for the fiscal year ended February 25, 1995 filed with the Commission on May 16, 1995 (referred to below as the "1995 10-K").

                                                                          EXHIBIT NUMBER AND
                                                                        FILING REFERENCE FROM
                                                                          WHICH EXHIBITS ARE
                                                                      INCORPORATED BY REFERENCE
                                                                      -------------------------
Exhibit 2.       Plan of acquisition, reorganization, arrangement,
                 liquidation or succession
 2.1             Agreement of Purchase and Sale dated January 15,          2          March 8-K
                 1992 among The Pullman Company, PTC Aerospace,
                 Inc., Aircraft Products Company and the Registrant
 2.2             Flight Equipment and Engineering Limited ("FEEL")       2.1          April 8-K
                 Stock Purchase Agreement among FEEL Holdings
                 Limited, Dr. Ling Kal K'ung, Mr. John Frederick
                 Branham ("Mr. Branham"), Mr. John Tcheng and the
                 Registrant dated April 2, 1992
 2.3             Asset Purchase Agreement among JFB Engineering          2.2          April 8-K
                 Company Limited, Mr. Branham, FEEL and the
                 Registrant dated April 3, 1992
 2.4             Agreement among Boustead Industries Limited, FEEL,    10.26          1993 10-K
                 Boustead PLC and the Registrant relating to the
                 sale and purchase of the entire issued share
                 capital of Fort Hill Aircraft Holdings Limited
                 dated February 8, 1993
 2.5             Acquisition Agreement among the Registrant,           10.28          1993 10-K
                 Inventum and B.V. Industrieele Maatschappij dated
                 as of April 29, 1993
 2.6             Acquisition Agreement dated as of July 26, 1993         2.1         August 8-K
                 among the Registrant, Nordskog Industries, Inc.,
                 and Elinor T. Nordskog, individually and as Trustee
Exhibit 3.       Articles of Incorporation and By-laws
 3.1             Amended and Restated Certificate of Incorporation       3.1           33-33689

                                                                          EXHIBIT NUMBER AND
                                                                        FILING REFERENCE FROM
                                                                          WHICH EXHIBITS ARE
                                                                      INCORPORATED BY REFERENCE
                                                                      -------------------------
 3.2             Certificate of Amendment of the Restated                  3           33-54146
                 Certificate of Incorporation
 3.3             Amended and Restated By-Laws                            3.2          March 8-K
Exhibit 4.       Instruments defining the rights of security
                 holders, including debentures
 4.4             Specimen Common Stock Certificate                         4           33-33689
 4.5             Form of Note for the Registrant's issue of 9 3/4%       4.1           33-57798
                 Senior notes
 4.6             Indenture dated March 3, 1993 between U.S. Trust        4.2           33-57798
                 Company of New York, as trustee, and the Registrant
                 relating to the Registrant's 9 3/4% Senior Notes
 4.7             First Supplemental Indenture to Indenture dated         4.2          333-00433
                 March 3, 1993 for the Registrant's 9 3/4% Senior
                 Notes
 4.8             Form of Note for the Registrant's 9 7/8% Senior         4.3          333-00433
                 Subordinated Notes
 4.9             Form of Note for the Registrant's Series B 9 7/8%       4.3          333-00433
                 Senior Subordinated Notes
 4.10            Indenture dated January 24, 1996 between Fleet          4.1          333-00433
                 National Bank, as trustee, and the Registrant
                 relating to the Registrant's 9 7/8% Senior
                 Subordinated Notes and Series B 9 7/8% Senior
                 Subordinated Notes
 4.11            Form of Stockholders' Agreement by and among the        4.4           33-66490
                 Registrant, Summit Ventures II, L.P., Summit
                 Investors II, L.P. and Wedbush Capital Partners
Exhibit 10(i)    Material Contracts
10.4             Supply Agreement dated as of April 17, 1990 between    10.7           33-33689
                 the Registrant and Applied Extrusion Technologies,
                 Inc.
10.5             Receivables Sales Agreement dated January 24, 1996     10.1          333-00433
                 among the Registrant, First Trust of Illinois, N.A.
                 and Centrally Held Eagle Receivables Program, Inc.
10.6             Escrow Agreement dated January 24, 1996 among the      10.2          333-00433
                 Registrant, Eagle Industrial Products Corporation
                 and First Trust of Illinois, NA, as Escrow Agent
10.7             Acquisition Agreement dated as of December 14, 1995       1       December 8-K
                 by and among the Registrant, Eagle Industrial
                 Products Corporation, Eagle Industries, Inc., and
                 Great America Management and Investment, Inc.
10.8             Flight Equipment and Engineering Limited ("FEEL")       2.1          April 8-K
                 Stock Purchase Agreement among FEEL Holdings
                 Limited, Dr. Ling Kai K'ung, Mr. John Frederick
                 Branham ("Mr. Branham"), Mr. John Tcheng and the
                 Registrant dated April 2, 1992

                                                                          EXHIBIT NUMBER AND
                                                                        FILING REFERENCE FROM
                                                                          WHICH EXHIBITS ARE
                                                                      INCORPORATED BY REFERENCE
                                                                      -------------------------
10.9             Agreement among Boustead Industries Limited, FEEL,    10.26          1993 10-K
                 Boustead PLC and the Registrant relating to the
                 sale and purchase of the entire issued share
                 capital of Fort Hill Aircraft Holdings Limited
                 dated February 8, 1993
10.10            Acquisition Agreement among the Registrant,           10.28             1993-K
                 Inventum and B.V. Industrieelle Maatschappij dated
                 as of April 29, 1993
Exhibit 10(ii)   Leases
10.11            Lease dated May 15, 1992 between McDonnell Douglas     10.1           33-54146
                 Realty Company, as lessor, and the Registrant, as
                 lessee, relating to the Irvine, California property
10.12            Lease dated September 1, 1992 relating to the          10.2           33-54146
                 Wellington, Florida property
10.13            Chesham, England Lease dated October 1, 1973          10.13(a)       1992 10-K
                 between Drawheath Limited and The Peninsular and
                 Oriental Steam Navigation Company (assigned in
                 February 1985)
10.14            Kilkeel, Northern Ireland Lease dated April, 1984     10.27          1993 10-K
                 between The Department of Economic Development and
                 Aircraft Furnishing International Limited.
10.15            Utrecht, The Netherlands Lease dated December 15,     10.29          1993 10-K
                 1988 between the Pension Fund Foundation for Good
                 Supply Commodity Boards and Inventum
10.16            Utrecht, The Netherlands Lease dated January 31,      10.30          1993 10-K
                 1992 between G.W. van de Grift Onroerend Goed B.V.
                 and Inventum
10.17            Lease dated October 25, 1993 relating to the          10.32          1994 10-K
                 property in Longwood, Florida.
Exhibit 10(iii)  Executive Compensation Plans and Arrangements
10.18            Amended and Restated 1989 Stock Option Plan            28.1           33-48119
10.19            Directors' 1991 Stock Option Plan                      28.2           33-48119
10.20            1990 Stock Option Agreement with Richard G.            28.3           33-48119
                 Hamermesh
10.21            1990 Stock Option Agreement with B. Martha Cassidy     28.4           33-48119
10.22            1990 Stock Option Agreement with Jim C. Cowart         28.5           33-48119
10.23            1990 Stock Option Agreement with Petros A.             28.7           33-48119
                 Palanjian
10.24            1990 Stock Option Agreement with Hansjorg Wyss         28.8           33-48119
10.25            1991 Stock Option Agreement with Amin J. Khoury        28.9           33-48119
10.26            1991 Stock Option Agreement with Jim C. Cowart        28.10           33-48119
10.27            1992 Stock Option Agreement with Amin J. Khoury       28.11           33-48119
10.28            1992 Stock Option Agreement with Jim C. Cowart        28.12           33-48119
10.29            1992 Stock Option Agreement with Paul W. Marshall     28.13           33-48119
10.30            1992 Stock Option Agreement with David Lahar          28.14           33-48119
10.31            United Kingdom 1992 Employee Share Option Scheme       10.4           33-54146

                                                                          EXHIBIT NUMBER AND
                                                                        FILING REFERENCE FROM
                                                                          WHICH EXHIBITS ARE
                                                                      INCORPORATED BY REFERENCE
                                                                      -------------------------
10.32            1994 Employee Stock Purchase Plan                        99           33-82894
10.33            Employment Agreement dated as of January 1, 1992      10.12(a)       1992 10-K
                 between the Registrant and Amin J. Khoury
10.34            Amendment No. 2 dated as of April 1, 1996 to the A.    10.2     March 1996 8-K
                 Khoury Agreement
10.35            Employment Agreement dated as of March 1, 1992        10.12(b)       1992 10-K
                 between the Registrant and Robert J. Khoury
10.36            Amendment No. 2 dated as of January 1, 1996 to the     10.3     March 1996 8-K
                 R. Khoury Agreement
10.37            Employment Agreement dated as of March 1, 1992        10.12(c)       1992 10-K
                 between the Registrant and Marco Lanza (the "Lanza
                 Agreement")
10.38            Amendment No. 1 dated as of January 1, 1996 to the     10.4     March 1996 8-K
                 Lanza Agreement
10.39            Employment Agreement dated as of April 1, 1992        10.12(e)       1992 10-K
                 between the Registrant and G. Bernard Jewell
10.40            Employment Agreement dated as of May 1, 1994          10.34          1994 10-K
                 between the Registrant and Thomas P. McCaffrey (the
                 "McCaffrey Agreement")
10.41            Amendment No. 1 dated as of January 1, 1996 to the     10.4     March 1996 8-K
                 McCaffrey Agreement
10.42            Employment Agreement dated as of April 1, 1996         10.1     March 1996 8-K
                 between the Registrant and Paul E. Fulchino
10.43            Acquisition Agreement dated December 14, 1995 among       1       December 8-K
                 the Registrant, Eagle Industries, Inc., Eagle
                 Industrial Products Corporation and Great American
                 Management and Investment, Inc.
Exhibit 21.      Subsidiaries of the Registrant                           21          1993 10-K

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication to such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts, on the 20th day of April, 1998.


                                          BE AEROSPACE, INC.

                                          By:      /s/ AMIN J. KHOURY
                                            ------------------------------------
                                                       AMIN J. KHOURY
                                                   CHAIRMAN OF THE BOARD


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on the 20th day of April, 1998.



                     SIGNATURE                                                TITLE
                     ---------                                                -----

                /s/ AMIN J. KHOURY                        Chairman of the Board of Directors
---------------------------------------------------
                  AMIN J. KHOURY

                 ROBERT J. KHOURY*                        Vice Chairman of the Board of Directors and
---------------------------------------------------         Chief Executive Officer (principal executive
                 ROBERT J. KHOURY                           officer)

                 PAUL E. FULCHINO*                        President, Chief Operating Officer and
---------------------------------------------------         Director
                 PAUL E. FULCHINO

              /s/ THOMAS P. MCCAFFREY                     Corporate Vice President of Administration,
---------------------------------------------------         Chief Financial Officer and Assistant
                THOMAS P. MCCAFFREY                         Secretary, (principal financial and
                                                            accounting officer)

                  JIM C. COWART*                          Director
---------------------------------------------------
                   JIM C. COWART

               RICHARD G. HAMERMESH*                      Director
---------------------------------------------------
               RICHARD G. HAMERMESH

                  BRIAN H. ROWE*                          Director
---------------------------------------------------
                   BRIAN H. ROWE

                  HANSJOERG WYSS*                         Director
---------------------------------------------------
                  HANSJOERG WYSS

           *By: /s/ THOMAS P. MCCAFFREY
   ---------------------------------------------
                THOMAS P. MCCAFFREY
                 ATTORNEY-IN-FACT